FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant’s name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GOLD FIELDS

Gold Fields Limited Annual Report 2003

Company profile

Gold Fields Limited is one of the world's largest producers of gold, operating in three key gold mining regions of the world, South Africa, West Africa (Ghana) and Australia. In F2003, Gold Fields' attributable gold production amounted to 4.33 million ounces. The company has attributable Mineral Resources of 196 million ounces and Mineral Reserves of 84 million ounces.

The company employs some 48,000 people worldwide.

Gold Fields remains essentially unhedged – its philosophy is that the group will provide direct exposure to both the gold price and the underlying value and performance of the company. This has the support of the company's extensive global shareholder base.

The principal trading market for the company's ordinary shares is the JSE Securities Exchange, South Africa (GFI). The company's American Depositary Shares are listed on the New York Stock Exchange (GFI), while the group is also listed on the London Stock Exchange, on Euronext in Paris and Brussels, as well as the Swiss exchange.

This report is published together with the company's first Sustainable Development Report, which has been developed largely in line with the guidelines set out in the Global Reporting Initiative.

Financial highlights — F2003
Key features
Letter from the Chairman
Group value-added statement
Chief Executive Officer’s review
Review of operations
SOUTH AFRICA
INTERNATIONAL OPERATIONS
Mineral Resources and Reserves
Exploration and business development
Board of directors and executive committee
Corporate governance
Annual financial statements
Approval of the annual financial statements
Report of the independent auditors
Corporate secretary’s confirmation
Management’s discussion and analysis of the financial statements
Directors’ report
Accounting policies
GROUP INCOME STATEMENTS
GROUP BALANCE SHEETS
GROUP STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
GROUP CASH FLOW STATEMENTS
NOTES TO FINANCIAL STATEMENTS
COMPANY INCOME STATEMENTS
COMPANY BALANCE SHEETS
COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
COMPANY CASH FLOW STATEMENT
COMPANY NOTES TO FINANCIAL STATEMENTS
Major group investments — direct and indirect
Segment report
Operating and financial information by mine
Shareholders’ information
Notice of meeting
PROXY FORM
Administration and corporate information
Signatures

Contents

Financial highlights — F2003	2
Key features	3
Letter from the Chairman	4
Group value-added statement	5
Chief Executive Officer’s review	6
Review of operations	12
South African operations	12
International operations	19
Mineral Resources and Reserves	25
Exploration and business development	31
Board of directors and executive committee	34
Corporate governance	36
Annual financial statements	41
Approval of the annual financial statements	42
Report of the independent auditors	43
Corporate secretary’s confirmation	43
Management’s discussion and analysis of the financial statements	44
Directors’ report	51
Accounting policies	57
Group income statements	62
Group balance sheets	63
Group statements of changes in shareholders’ equity	64
Group cash flow statements	65
Group notes to financial statements	66
Company income statement	84
Company balance sheet	85
Company statement of changes in shareholders’ equity	86
Company cash flows statement	87
Company notes to the financial statements	88
Major group investments	90
Segmental reports — South African rand	91
Segmental reports — US dollar	92
Operating and financial information by mine	93
Shareholders’ information	96
Notice of meeting	97
Proxy form	99
Administration and corporate information	back cover

Forward-looking statements
Certain statements in this document constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: economic, business and political conditions in South Africa, Ghana and Australia; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates, currency devaluations, inflation and other macroeconomic factors; and the impact of the AIDS crisis in South Africa. These forward-looking statements speak only as of the date of this document. The company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Financial highlights — F2003

Figures in millions unless otherwise stated

United States dollars					South African rand

2002	2003				2003	2002

4,109	4,334	oz (000)	Gold produced*	kg	134,813	127,812
173	212	$/oz	Total cash costs	R/kg	61,766	56,662
36,953	42,988	000	Tons milled	000	42,988	36,953
292	333	$/oz	Revenue	R/kg	97,060	95,730
21	23	$/ton	Operating costs	R/ton	213	213
470	523	$m	Operating profit	Rm	4,741	4,785

301	326	$m	Net	Rm	2,953	3,073
65	69	US cps	earnings	SA cps	626	662

			Net earnings excluding gains and losses on financial instruments
254	222	$m	and foreign debt, net of cash and	Rm	2,011	2,590
55	47	US cps	exceptional items	SA cps	426	558

* Attributable — All companies wholly-owned except for Ghana (71.1%).

		2003	2002	2001	2000	1999

Gold produced (attributable)	Moz	4.33	4.11	3.66	3.86	3.13
Total cash costs	US$/oz	212	173	196	216	207
Gold price	US$/oz	333	292	269	284	287
Gold price	R/kg	97,060	95,730	65,835	57,919	56,090

Revenue	Rm	13,893	12,528	7,691	7,065	5,731
Working costs	Rm	8,992	7,699	5,824	5,590	4,199
Corporate G&A	Rm	151	127	123	76	105

Net operating profit	Rm	3,400	3,806	1,208	829	1,010
Exploration	Rm	212	92	61	74	86
Net earnings	Rm	2,953	3,073	(906)	651	(747)
Net earnings	cps	626	662	(199)	144	(230)
Dividends declared*	cps	250	310	93	72	80

Total assets	Rm	19,218	20,371	12,568	13,779	13,326
Long-term liabilities	Rm	164	1,502	—	135	99

* Relates to financial year earned, not declared for accounting purposes.

Key features

Increase in attributable gold production and reserves

Solid net earnings of R2.95 billion (US$326 million)

Dividend of 250 cents per share (31 US cps)
(Relates to financial year earned, not declared for accounting purposes)

Total cash costs of R61,766 per kilogram (US$212/oz)

Letter from the Chairman

Dear shareholder

For many reasons, fiscal year 2003 may come to be viewed as a transitional year for the South African mining industry and Gold Fields with it. The ultimate judgement will turn on the success or failure of the efforts of the South African government to legislate transformation. Other concerns that may affect the outcome include the persistent strength of the rand, increased government take through royalties, the excessive cost pressures being imposed by zealous union demands, and the continued ageing of the South African gold ore reserve and infrastructure base.

It is difficult to see how the industry, faced with all these pressures, will be able to finance the desired transformation as well as continue to fund the heavy demands for shaft and lateral development required to keep the mines going over the longer term. Certainly, the current scenario is unlikely to lead to job growth in the gold sector for the foreseeable future. On the contrary, job losses are likely.

It has not been the easiest period in which to take over as a new CEO. Nonetheless, Ian Cockerill has done a very good job of steering the company in this difficult time, and he and his new team have settled in well.

The South African investment community was initially critical of Gold Fields’ reluctance to do an “empowerment deal” before all the attendant issues to the Minerals Bill had been finalised. The potential for value destruction from haste in confused circumstances was enormous. Gold Fields’ subsequent agreement with Mvelaphanda Resources (Mvela) must stand as a high-water-mark for a responsible empowerment transaction that has the potential to be truly value creating to Mvela without prejudicing Gold Fields’ shareholders. This agreement to sell Mvela 15 per cent of Gold Fields’ South African assets at true market related prices is still under construction at the time of writing, but if completed as expected, will put Gold Fields into compliance with the new Minerals Charter and allow us to focus on business sooner rather than later. Ian Cockerill’s steadfastness and sound common sense has led to this satisfactory agreement.

The results for the year, considering the strengthening of the rand from almost R14 to the US dollar in December 2002 to barely half that, have been very satisfactory. Attributable gold production and earnings were at record levels at 4.33 million ounces and R2.95 billion (US$326 million) reflecting steady production in South Africa and growth elsewhere from new acquisitions in Ghana and Australia. In addition, a judicious hedge of our Australian currency exposure has protected us from the dramatic change in the value of the Australian currency. At this point our earnings are more sensitive to changes in the value of the rand than the price of gold, which for some time has been trading in a band around US$350 per ounce.

The current gold price now vindicates the company’s move to go unhedged when gold was below US$300 per ounce and furthermore supports our policy of championing the unhedged view. Clearly, in retrospect, large scale hedging was contributing to lower gold prices and the industry’s recent trend to reverse these policies has contributed to the recovery in the gold price from its lows in the US$250 to US$260 range to current levels. Producer dehedging cannot be relied on indefinitely to provide support to the market, and the decline in jewellery market gold off-take in the face of competition from other luxury goods is disturbing. It is indeed fortunate for producers that global economic and physical uncertainties are high following the Iraq war, causing investment interest in gold to rise. This, too, will not last indefinitely. The World Gold Council’s initiatives to facilitate investment demand are proving to be slow in maturing but will hopefully expand the market for gold. None of this, however, can mask the fact that the industry needs to do more to develop the market for gold worldwide and take responsibility for its product.

Readers will note from the contents of the Annual Report that the company has been active in adjusting to the requirements of the King II Report and the Sarbanes-Oxley Act with respect to corporate governance. This will, I expect, keep us again in the forefront of companies practising good corporate governance in South Africa.

Despite these difficult times, Gold Fields remains fundamentally sound with a clean balance sheet and continued profitability. The dollar gold price outlook remains positive and I am of the view that a stronger rand is unsustainable in the light of the effects it will have on South Africa’s principal industries. Looking beyond the immediate future, better times are ahead for the industry.

Chris Thompson Chairman	8 September 2003

Group value-added statement
for the year ended 30 June 2003

		2003		2002
	%	Rm	%	Rm

Value-added
Turnover		13,892.8		12,528.4
Cost of materials and services		5,741.0		4,615.3
Value added by operations	86.6	8,151.8	92.9	7,913.1
Realised and unrealised gains on financial instruments	4.9	460.9	6.0	513.8
Profit on disposal of St Helena	1.3	121.7	—	—
Other income	7.2	682.0	1.1	92.0

	100.0	9,416.4	100.0	8,518.9

Employees
Salaries, wages and other benefits	38.4	3,618.8	37.6	3,201.9
Providers of capital	18.6	1,758.6	6.1	519.9

Dividends paid to shareholders	18.5	1,746.4	7.1	605.2
Finance cost/(income)	0.1	12.2	(1.0)	(85.3)

Government
Taxation	7.7	728.6	8.9	763.2
Re-invested in the group	35.3	3,310.4	47.4	4,033.9

Amortisation and depreciation	14.3	1,340.9	11.5	978.9
Deferred taxation	6.7	634.9	5.4	463.9
Minority shareholders’ interest	1.5	128.0	1.5	123.8
Retained earnings for the year	12.8	1206.6	29.0	2467.3

	100.0	9,416.4	100.0	8,518.9

Chief Executive Officer’s review

The theme of this year’s report to shareholders is quality. This is a theme that permeates our lives at Gold Fields. In everything we do quality is a guiding principle — from quality assets, quality mining, quality people, quality strategies, quality safety performance, and quality acquisitions to quality systems.

Gold Fields delivered another sterling performance during F2003, despite a strengthening of the rand, which resulted in a rand gold price of R97,060 per kilogram. Particularly pleasing was the strength of the US dollar gold price, which was US$41 per ounce higher at US$333 per ounce for F2003. Gold production reached an all time high with 4.33 million ounces delivered for the year, largely as a result of the inclusion for a full year of the St Ives and Agnew mines in Australia and the Damang mine in Ghana.

Resources and reserves for the group have increased to 196 and 82 million ounces, respectively, during F2003. Promising growth is evident at both Tarkwa and St Ives where reserves net of depletion increased by 3.3 and 0.7 million ounces respectively. The South African operations maintained its reserve position, net of production, at 70 million ounces.

A feature of the year, particularly towards year-end, was the continuing decline in grades on the South African operations, indicative of the continuing grade decline across the South African gold mining industry. Year-on-year grades from South African underground operations declined by 9 per cent, from 8.2g/t to 7.5g/t.

The South African rand continued to be one of the world’s strongest currencies against the dollar, reflecting an average exchange rate of 9.07 for the year, up some 11 per cent on the previous year. This has offset most of the benefits of a higher gold price. Costs were well contained, rising by only 9 per cent in rand terms to R61,766 per kilogram (US$212/oz).

Earnings for the period under review were fractionally lower than for F2002 at R2,953 million or 626 SA cents per share.

Safety, health and environment

Safety and health of employees remain a core challenge to the company, and one which is integral to the strategic operation of our group. I am pleased to report on the steadily improving safety performance of particularly the South African operations, where the Fatal Injury Frequency Rate (FIFR) improved by 26 per cent year-on-year and the Lost Day Injury Frequency Rate (LDIFR) halved. Both of these rates are at all time lows for the group.

Nonetheless, I have to report with great sadness that 32 employees died on our operations in the course of their duties during the year. Two of these deaths were on our international operations, while the remainder were in South Africa where most of our employees are based. I wish to extend my personal condolences, and those of our board and management team, to the families, colleagues and friends of those who have died. I can assure you that we at Gold Fields are totally committed to eliminating every fatal accident on our operations and that I have taken a personal interest and assumed an active role in driving the programmes and processes that have set us on the road to achieving this. I make a point, when I am at the operations, of encouraging our employees to believe that safety is an integral part of the quality way in which we work at Gold Fields, and that it is possible — even in deep level South

African gold mines — to have an injury-free day, every day. I am encouraged that our people are beginning to believe that.

We must congratulate the team at Beatrix for achieving two million fatality-free shifts, and the team at Driefontein for, twice during the year, achieving one million fatality-free shifts.

It has been our philosophy that, while we will meet all legislative requirements in respect of health and safety, we will pursue best practice to the point where those legislative requirements are often simply a starting point. Our extensive tripartite structures on the South African operations, established between management, labour and government, initially in response to the Mine Health and Safety Act, have developed to the point that they provide a meaningful role in guiding and shaping our strategies, policies and procedures. Our group now supplies all underground personnel with self-contained self-rescuers. The roll-out of this programme at Kloof and Driefontein was completed during this year at a cost of R160 million.

The group has placed considerable emphasis on attaining world-class environmental standards and all of our operations in South Africa, Ghana and Australia have now had their environmental management systems accredited in terms of ISO 14001. In addition, each of the South African operations have received Excellence in Environmental Management Awards from the Department of Minerals and Energy during the year.

Our strategy

Our corporate strategy has not fundamentally changed in the year under review. Rather, we have refined it and worked to consolidate on the considerable momentum that has been developed over the past few years.

Our vision remains to be the leading, value-adding, globally diversified, precious metals producer through the responsible, sustainable and innovative development of quality assets.

To achieve this, we have set ourselves a number of key objectives. We have reported broadly on the progress achieved in each of these below and, where appropriate have expanded on specific issues so that shareholders may judge how we have fared.

There are four key imperatives supporting our primary objectives, namely:

•	Improving returns through the optimisation of existing assets and diversification. Specifically, this implies the reduction of costs and growing assets through inward investment on the one hand, while on the other, growing Gold Fields by diversifying our geographical, technical and product risk by acquiring and developing additional long-life world-class assets.

•	Developing the people of Gold Fields. We believe that we have two primary assets — the gold in the ground and our people. While we can apply best practice in technical and managerial practices to our orebodies, developing our people is an often underrated yet equally company-transforming process.

•	Earning and maintaining our licence to operate in those countries and regions in which we live and work. We are conscious of the fact that this so-called licence to operate requires a reciprocal commitment from the company. Both our experience internationally and our firm roots in South Africa have created the sensitivity and ability to deal with the issues related to sustainable development, such that we believe that this provides us with a competitive advantage, wherever we operate.

•	Developing the gold market for the benefit of our product and our shareholders. The fact that we are essentially unhedged, and have been that way since long before it became more fashionable to do so, underlines our commitment to our product. In addition to the initiatives that we undertake on our own and in support of the World Gold Council (WGC), Chris Thompson — our chairman — has taken on the role of Chairman of the WGC, a function that we wholly support.

Optimising existing assets and diversification

A key element of this strategic thrust includes the growth of our asset base such that we reduce risk. The diversity of our asset base has changed yet again during the year, with 29 per cent of production and about 36 per cent of operating profits now being generated from non-South African assets. All of the offshore production comes from low-cost, low-risk surface and shallow resources.

At the same time we have followed through on our commitment to close or sell those mines and shafts that are not profitable or do not fit in with our long-term quest for quality. In line with this, the sale of St Helena mine for a consideration of R120 million (US$11.9 million) plus one per cent royalty on revenue to the ARMgold/Harmony FreeGold Joint Venture Company, now a leading black economic empowerment vehicle, became effective on 30 October 2002.

Our group is one of the few global resource companies to have increased exploration expenditure year-on-year in both brownfields and greenfields exploration. Total brownfields exploration expenditure amounted to R220 million (US$28 million) on and around existing operations, while greenfields exploration and investment in junior exploration companies amounted to some R260 million (US$33 million). Much success was achieved on both fronts, although the nature of greenfields exploration means that this applies over a much longer time frame. Our ability to operate in a wide range of geo-political terrains has been invaluable to our exploration teams, putting us ahead of many of our peers and providing on-the-ground credibility.

Of particular importance during the year was the brownfields exploration undertaken at the international operations to prolong the lives of and determine the optimum configurations for these mines. At St Ives the exploration efforts have to date delivered 1.1 million reserve ounces (0.7 million ounces net of depletion) and given us the confidence to advance the optimisation study for the site to feasibility study stage.

Another aspect of this strategy is the optimal exploitation of existing assets not only through improved planning, mining, processing and cost control, but through expanding (or re-sizing) assets to create value. The plant modernisation programme undertaken across the group at a cost of some R382.7 million (US$45 million) is an excellent example of our strategy to promote best practice, continuous improvement and the application of appropriate technology and is already yielding significant returns, especially at Driefontein.

Another example is the Tarkwa Expansion project where a feasibility study was completed in the third quarter of F2003. A decision to go ahead with the project was announced earlier in the year, with capital investment of US$159 million planned over the next two financial years. This entails the construction of a new 4.2 million ton per annum SAG mill and CIL plant and full conversion to owner-mining. The project will provide access to an additional 3 million ounces, bringing total managed reserves at the mine to 9.8 million ounces. This comes hard on the heels of other major inward investment projects at Beatrix 3 shaft, Driefontein 1 and 5 shafts and Kloof 4 shaft.

The anticipated weakening of the platinum group metals (PGMs) market, particularly in respect of palladium, has, in the short-term, tempered both expectations of and expenditure at the Arctic Platinum Project (APP) in Finland. However, our confidence in the long term value of this project remains. This is demonstrated by the fact that on 6 August 2003, the Gold Fields board resolved to acquire the remaining 49 per cent interest in APP which it did not previously own, from Outokumpu for US$31 million, making APP a wholly-owned subsidiary of Gold Fields.

Looking back at our acquisitions we can truly say that we have added to shareholder value — a rare occurrence in mining terms. For example, the payback period on the Damang acquisition is just two years, with the opportunity for significant upside in the future. Similarly, the purchase of the WMC Resources Limited’s gold assets in Australia has all but achieved payback.

Gold Fields has developed a unique franchise of few, large, high-quality, low-cost and long-life gold mines in three of the premier gold producing provinces of the world — South Africa, Ghana and Australia.

Developing the people of Gold Fields

At Gold Fields we have a commitment to the development of people at all levels of the organisation. We believe that the systems and structures that we have in place support our objectives of becoming a leading, competency-based organisation.

This philosophy is backed by the commitment of close on R130 million (US$16 million) per annum to training and development. The transformation of Gold Fields Training Services into the Gold Fields Academy, with one of our vice presidents at its helm, is a clear indication of the route that we have chosen to follow. Now, with a global asset base, we are able to provide greater opportunities to a wider number of people, while drawing on a multi-national pool of talent, with wide-ranging experience and expertise.

The repositioning of the training and education discipline within the group signals our intent to advance the company to a new level in people development and to establish a firm base to meet the internal needs and challenges of the group, and at the same time meet and exceed the human resources development requirements of the Mining Charter. I have no doubt that we are able to more than meet the requirements of the Charter and the Employment Equity Act in South Africa. The transformation of our business to utilise the full talent pool that is available to us makes good business sense. Gold Fields has embraced the five-year employment equity target of 40 per cent and has an active strategy to achieve this. Whereas some years ago we would have believed that it would have been in the core disciplines of mining and mineral resource management that we would have struggled to meet our employment equity targets, I am pleased to report that, after intensive efforts to attract and develop talent, it is in fact in these disciplines that we have had some of our major successes.

During the year, the Gold Fields Academy achieved both ISO 9001 and ISO 2000 certification and is fully accredited with the new Mines Qualification Authority (MQA) to provide training in line with the South African Qualification Authority (SAQA) requirements, not only to Gold Fields, but to the mining industry as a whole.

At the same time, we launched a new world-class integrated people development information system called The Integrated Manager (TIM). Developed at a cost of some R6 million, this system includes systems to better track and manage employee performance and development programmes. This unique installation brings a number of competitive advantages to bear, including linking the development of people to the company’s bottom line, focusing training expenditure on areas that will enhance safety and productivity, monitoring and fast-tracking the development of the company’s entire talent pool and integrating all people development initiatives within the group.

Maintaining our licence to operate

In recognition of the need to maintain our licence to operate, Gold Fields is cognisant of its responsibilities to its many stakeholders in the communities, regions and countries in which we operate. In line with this, we have produced for the first time this year a Sustainable Development Report alongside the annual report, dealing with the social, economic, environmental and governance spheres of reporting.

Our view at Gold Fields is that our commitment to sustainable development — like safety — is an integral part of our business. We are embracing the concept of sustainable development at both a corporate and operational level, and are moving towards reporting in line with the requirements of the Global Reporting Initiative (GRI).

The way we approached the implementation of ISO 14001 is a good example of how we have integrated sustainable development into our management systems. I am pleased to say that following the certification of the South African surface assets as ISO 14001 compliant in F2002, the entire Gold Fields group received that accolade this year.

The expectations of and demands placed upon companies such as ours in developing economies is enormous. But, with our roots firmly planted in South Africa we have a head-start in understanding the broader picture in which we operate. Our experience in Ghana, with its ever-vigilant and understandably cautious government, non-governmental organisations (NGOs) and communities, on particularly the environmental and social fronts, has given us a firm grasp of how to operate as part of a community and not simply alongside it.

The Broad Based Socio-Economic Charter for the South African Mining Industry

This is the same approach that we have adopted towards the implementation of the Broad Based Socio-Economic Charter for the South African Mining Industry (the Mining Charter). Gold Fields entered into rigorous, yet positive, debate with the South African government in respect of the Mining Charter when it was still in draft form. The outcome was such that we as a group felt that the objectives of the Charter, as well as the accompanying Scorecard, are deserving of our support.

Our philosophy is that, in order to secure the social and political transformation that we have seen in South Africa over the past decade, we need to have a commensurate economic transformation. This is essential if business is to prosper into the future.

The Charter gives effect to the Mineral and Petroleum Resources Development Act of South Africa. The goal of the Charter is to redress imbalances that prevailed in the mining industry previously and aims to create a globally competitive industry that will reflect the promise of a non-racial South Africa.

The Charter consists of seven criteria with which companies are required to comply within a five-year time frame, in order to qualify for the conversion of “old order” mining rights to “new order” mining rights. The seven criteria are:

•	Human resources development;
•	Employment equity;
•	Community upliftment;
•	Housing and living conditions;
•	Procurement;
•	Beneficiation; and
•	Ownership.

In each of these areas Gold Fields has made significant progress with comprehensive strategies in place to ensure full compliance by all operations within the prescribed time frame of five years. These efforts are discussed in more detail in the appropriate sections of this annual report as well as in the accompanying Sustainable Development Report.

The most significant development related to the Charter and Scorecard was on 10 June 2003, when we announced that a Mvelaphanda Resources Limited-led empowerment consortium will acquire a 15 per cent beneficial interest in the group’s South African assets for a consideration of R4.1 billion (US$0.5 billion). Mvelaphanda’s founder and chairman, Tokyo Sexwale, is highly respected in South Africa and abroad, both as a leader and a businessman. He has been a member of the Gold Fields’ board since 2001 and has an excellent understanding of our group and our business.

This is one of the most innovative empowerment transactions of the year in South Africa. Not only does it enable Gold Fields to execute a broad-based Black Economic Empowerment (BEE) transaction which will meet the requirements of the Charter, but it will transform the company, positioning it well for the future in the South African context. Probably the most important attribute of the transaction, however, is the fact that it is economically sensible and sustainable for both existing and new shareholders. The empowerment consortium will include other BEE groups such as community-based development trusts, broad-based empowerment mining companies, as well as youth, disabled and women empowerment groupings.

Developing the gold market
Gold Fields remains a key member of the World Gold Council (WGC) and, through this body, supports a broad range of initiatives to improve investor sentiment towards gold. Our funding of Project Autek, which is investigating potential industrial uses for gold, such as nanotechnology, has continued. The most important contribution that Gold Fields has made to the development of the gold market is the strong advocacy role that it has played against gold hedging over the past five years, a position that it remains committed to.

HIV/AIDS
An issue that has been of concern to the market in the past is that of HIV/AIDS. It appears though that in recent times investors have been comforted by the diligence with which this has been addressed by the company and our assessment of the long term impact on the company and on our people.

Gold Fields has continued to play a leading role in developing a comprehensive best practice response to the HIV/AIDS pandemic for both the prevention of infections and the care of people living with HIV/AIDS. Following the ground-breaking workplace policy agreement on HIV/AIDS signed with unions in December 2001, the company launched its Informed, Consented, Voluntary Counselling and Testing (ICVCT) Programme in August 2002, together with a comprehensive Wellness Programme.

The company announced in April 2003, that it had extended its Wellness Programme to include the delivery of Highly Active Antiretroviral Therapy (HAART) as a treatment option for employees living with AIDS. Further information can be found in the accompanying Sustainable Development Report.

Royalty Bill
Perhaps the primary disappointment on the socio-economic front was the release of the draft Royalty Bill on 20 March 2003 which has proposed a 3 per cent revenue royalty on the gold mining sector. The royalty is planned to become effective when companies convert to new order mining licences in line with the new Minerals Act. Gold Fields has made representation to the departments of Finance and Minerals and Energy in respect of the negative consequences of the Bill in its current form. As it is currently proposed, we believe that it would sterilise gold in the ground, threaten jobs and put new projects at risk. We anticipate that, while discussions will be robust, due consideration will be given to the voice of industry and other stakeholders in the long-term interest of the industry and South Africa.

Wage negotiations
Wage negotiations were concluded in July with the unions representing most of our South African employees. Despite heightened tensions towards the end, potentially damaging strike action was avoided and a two-year settlement was reached. This agreement will result in an average increase of 10 per cent in wages plus a further three per cent in other benefits on our South African operations, where wages make up about 50 per cent of our costs. We are confident that we will make the necessary productivity improvements to offset some of this cost increase and that, through smarter mining and changing the labour mix across our operations, we will be able to mitigate the negative effects of these levels of increases.

Class action against Gold Fields
A class action suit was filed by Zalumzi Singleton Mtwesi against Gold Fields Limited in the Supreme Court of the State of New York County of New York on 6 May 2003. Mtwesi alleges that during the apartheid era he was subjected to human rights violations while employed by Gold Fields of South Africa Limited. Mtwesi has filed a suit on behalf of himself and as representative of all other victims and all other persons similarly situated. Mtwesi and the plaintiffs class demand an order certifying the plaintiffs class and compensatory damages from Gold Fields. The suit has not been served on Gold Fields. Gold Fields denies the allegations made, and has retained legal counsel both in South Africa and in New York for advice. In an unprecedented move, the President of South Africa, Mr Thabo Mbeki, has indicated that the government will neither tolerate nor support any foreign legal intervention in matters of this kind.

Conclusion
The coming financial year is likely to prove as challenging as the one that has passed.

On the operational front, we expect to be able to produce gold in line with the production levels that we have established over the past year.

However, the environment in which we operate, particularly in light of the ongoing strength of the rand, has necessitated a review of current plans and structures at the South African operations at gold prices of R85,000 per kilogram. As a result, capital expenditure at some of the South African operations has been deferred. This has been more than compensated for by additional capital investment planned on the international operations. Total capital expenditure during F2004 will amount to some R2.5 billion (US$320 million), including the major ongoing capex at the South African operations, increased capital requirements at the Tarkwa Expansion, the possibility of a new mill at St Ives and increased exploration expenditure.

The group’s cash flows and net cash position will be managed to ensure the optimal balance sheet structure while these commitments are being met. This year’s debt reduction programme has provided a good platform for this.

Achieving the quality in all that we do will continue to underpin our strategy going forward. At the South African operations in particular, the current challenging environment has led to innovative plans to increase square metres mined and higher productivity levels (of 4.5m2 per TEC) in the face of lower grades. Continued optimisation of resources and investment in cost reduction initiatives will continue to form a key part of what we do. Increasing ore reserves through an accelerated development strategy for the South African operations remains intact, however, at only slightly lower levels than this past year.

By the end of calendar 2003, we expect to report on the AUS$30 million (US$18 million) per annum exploration programme, as well as the optimisation feasibility study at St Ives, which will provide a blueprint for operations into the future. Other potential projects include the exploration activity and feasibility studies for accessing below-infrastructure reserves at Kloof and Driefontein, as well as the exploration efforts at Damang and Agnew.

In conclusion I would like to extend my thanks to the board for its support during the year. Also, to my new executive team, to our management teams at the operations and to all of our employees in the group, I record my thanks. This company is what we make of it and, with our continued combined efforts, we are well positioned to create more value for all stakeholders in the years ahead.

Ian Cockerill Chief Executive Officer	8 September 2003

Review of operations

Gold Fields’ operations are structured into two areas, namely the South African operations and the International operations:

•	The South African operations comprise Driefontein, Kloof and Beatrix. (Following the sale of St Helena to the ARMgold/Harmony FreeGold Joint Venture Company, the Free State region has been renamed Beatrix).

•	The international operations comprise St Ives and Agnew in Australia and Tarkwa and Damang in Ghana. The Arctic Platinum Project (APP), which forms part of the international operations, is reported on under Exploration and Business Development on page 27.

SOUTH AFRICA

Safety and health
Safeguarding the safety and health of employees remains a priority on the South African operations. The two principal safety indicators bear testimony to this, with the Fatal Injury Frequency Rate (FIFR) having improved by 27 per cent and the Lost Days Injury Frequency Rate (LDIFR) having improved by 6 per cent during the year. Regrettably, 32 employees died on the South African operations, with falls of ground accounting for 54 per cent of fatal accidents. Of these, 35 per cent relate to gravity, and 19 per cent to seismicity.

A particularly pleasing performance was that of Beatrix mine which achieved two million fatality-free shifts and of Driefontein mine’s achievement of one million fatality-free shifts twice during the year.

Much attention has been focused on reducing fatalities and some improvement was noted during the year. Despite these efforts, five people lost their lives in a single incident at Driefontein’s 7W shaft on 3 January 2003, following a fire in an abandoned area of the mine. Investigations into this incident are continuing and all indications are that arson was the possible cause of this fire. But for the highly successful implementation of emergency withdrawal procedures, the consequences of this incident could have been more tragic. These orderly and efficient procedures ensured that close on 730 people were safely withdrawn from the affected area without incident.

The systematic assessment of safety systems has continued, with the rollout of the “Stop, Fix and Continue” campaign. At the same time, the South African operations continued to invest in systems for the detection of flammable gases, with best practice being implemented to prevent flammable gas incidents.

The Safety and Health Summit process that began in November 2001 (an initiative between management, employee representatives and representatives from the Department of Minerals and Energy) continued during the year. Eight different task teams have emanated from this process and are compiling recommendations for future implementation.

Efforts to minimise noise-induced hearing loss, pulmonary tuberculosis (TB), and silicosis continued, with programmes in place at all the operations. A comprehensive medical surveillance programme exists across the group, with medical surveillance provided at three occupational health centres, each of which has a dedicated physician on site. As is required by the South African Mine Health and Safety Act of 1996, it is reported that a total of 60,922 medical examinations of employees and contractors were conducted during the year, comprising initial, periodic and exit examinations.

Another highlight has been the rollout of “Palladium” an integrated occupational health and safety system that integrates and manages the health and safety data from all the South African operations. The management system to support this is currently being finalised.

Further information on safety and health issues can be found in the Sustainable Development Report that has been issued alongside the annual report.

FIFR — Fatal Injury Frequency Rate (per million man hours)
LDIFR — Lost Day Injury Frequency Rate (per million man hours)
DLFR — Days Lost Frequency Rate (per million man hours)
SLFR — Shifts Lost Frequency Rate (per million man hours)

Operational review

Location:	70km south-west of Johannesburg, near Carletonville in Gauteng Province, South Africa
Infrastructure:	Eight shafts systems and three gold plants
Geology:	Carbon Leader Reef and Ventersdorp Contact Reef, as well as the Middelvlei Reef
Mine type and depth:	Underground mining between 800 and 3,400 metres
Employees in service:	16,600 people

Driefontein			2003	2002	2001	2000	1999

Main development		km	35.7	33.6	38.3	27.8	33.5
Area mined		000 m2	732	698	750	759	736
Productivity		m2/TEC*	3.5	3.2	3.5	3.4	3.1
Tonnes milled	Underground	000	3,898	3,770	3,889	3,614	3,920
	Surface	000	2,472	2,817	2,662	1,994	1,546
	Total	000	6,370	6,587	6,551	5,608	5,466
Yield	Underground	g/t	8.4	9.4	9.4	10.8	10.8
	Surface	g/t	2.3	2.1	2.1	2.3	2.8
	Combined	g/t	6.0	6.3	6.4	7.8	8.5
Gold produced	Underground	kg	32,886	35,431	36,459	38,954	42,194
	Surface	kg	5,630	5,832	5,572	4,543	4,293
	Total	kg	38,516	41,263	42,031	43,497	46,487
	Total	000oz	1,238	1,327	1,351	1,398	1,495
Gold sold		kg	39,238	40,541	42,031	43,497	46,487
Total cash costs		US$/oz	202	158	184	213	199
		R/kg	58,841	51,153	45,064	43,458	38,708
Net earnings		Rm	725.4	877.5	413.0	229.5	15.2
		US$m	80.0	87.2	54.3	36.2	2.5
Capital expenditure		Rm	572.8	475.2	456.3	155.9	318.9
		US$m	73.5	47.2	60.0	24.6	52.7

   * TEC = total employee costed

Review of F2003
For the year under review, Driefontein maintained its focus on the Safe Cool Factory Stope initiative and has seen benefits by way of volume increases and the quality of mining. This initiative is aimed at improving in-stope safety, increasing productivity and reducing unit costs through the effective integration of appropriate technology. Square metres mined increased by 4 per cent to 732,000m2 and underground tonnage was 3 per cent higher year-on-year. However, volume was impaired by an underground fire at 7W shaft in January 2003, and ongoing seismicity. This seismicity had an adverse effect on grade, as some of the higher grade shafts were affected.

The focus on quality mining continued to deliver results. The Mine Call Factor increased to 88 per cent, 5 per cent higher than F2002. Lower underground grades reflect the move to relatively lower grade Carbon Leader Reef at the 5E and 1T shafts, mining grade reductions at 4E and 5W shafts and increases in mining volumes at the relatively lower grade 4W and 7W shafts. Particularly pleasing was the maintenance of high development rates which will have a positive impact on ore reserve flexibility. Surface rock dump treatment throughput and gold delivery were in line with those planned for the year.

Good progress has been made with the metallurgical plant modernisation programme at the three gold plants. These initiatives are having the desired effect of reducing operating costs, improving recoveries and reducing plant footprints which are easier to secure. The pumpcell installations at both 1 and 2 plants were completed, the central elution facility is now in operation and the 2 plant SAG mills have been commissioned. The modernisation programme has reduced operating costs at 2 plant from an average of R38 per ton for F2002 to R32 for F2003. Total dissolved gold losses at both 1 and 2 plants have been reduced to less than 0.008g/t Au from previous highs of 0.067g/t Au.

Outlook for F2004
Driefontein will continue with its drive to attain quality volumes from both new and old mining areas. It is planned to increase stoping volumes to maintain gold production at F2003 levels. Underground grades are likely to decline from those achieved in F2003.

Most of the relatively high grade surface rock dump material has been depleted and the yield from this source is likely to reduce by 0.8g/t based on current sampling. Higher tonnage throughput will offset this reduction. Feasibility studies on all of the alternatives for accessing the below infrastructure reserves at the mine are planned for completion during F2004.

The 1 plant SAG mill installation and associated conveyor and thickener modifications will be completed during the second quarter of F2004.

Capital expenditure for Driefontein is planned to be reduced to R320 million during F2004 as the major shaft and plant projects near completion.

Kloof			2003	2002	2001	2000	1999

Main development		km	49.8	44.4	50.5	50.8	45.6
Area mined		000m2	655	549	627	773	795
Productivity		m2/TEC*	3.2	3.0	3.1	3.6	3.3
Tonnes milled	Underground	000	3,727	3,222	3,493	3,936	4,190
	Surface	000	1,111	1,435	439	—	—
	Total	000	4,838	4,657	3,932	3,936	4,190
Yield	Underground	g/t	9.3	10.4	10.7	11.0	10.5
	Surface	g/t	0.7	0.6	0.9	—	—
	Combined	g/t	7.3	7.4	9.6	11.0	10.5
Gold produced	Underground	kg	34,634	33,365	37,283	43,394	43,965
	Surface	kg	830	871	375	—	—
	Total	kg	35,464	34,236	37,658	43,394	43,965
	Total	000oz	1,140	1,101	1,211	1,395	1,414
Gold sold		kg	35,523	34,177	37,658	43,394	43,965
Total cash costs		US$/oz	215	179	207	214	205
		R/kg	62,757	57,833	50,702	43,581	39,875
Net earnings		Rm	600.7	601.5	222.5	199.7	490.6
		US$m	66.2	59.8	29.2	31.5	81.1
Capital expenditure		Rm	419.7	337.2	344.1	211.9	210.1
		US$m	53.9	33.5	45.2	33.4	34.7

* TEC — total employee costed.

Review of F2003
A good effort by the Kloof team resulted in a pleasing turnaround. Much needed square metre volumes and development rates were re-established with increases of 19 per cent and 11 per cent to 655,000m2 and 49.8km respectively. Face length mined increased by 17 per cent, although face values were 18 per cent lower at 2,379cm.g/t. This is reflected in the underground grade of 9.3g/t. As part of the process of reducing unit costs and increasing volumes, 9 shaft was re-opened for mining and is in the process of ramping up to economic levels. In addition, the 3D shaft exploration programme has proved successful and development into selected Ventersdorp Contact Reef areas has recommenced on 40 and 41 levels. The 3D shaft had been put on care and maintenance in F2002 pending further exploration. The production build up at 4 sub vertical shaft is still below par with the holing of double-back raises and mining difficulties being the main contributing factors. A process improvement programme was initiated to eliminate logistics constraints during F2003 and higher levels of performance are now being achieved at this shaft. The quality of mining improved during F2003 with the Mine Call Factor having increased to 90 per cent, 7 per cent higher than F2002.

The group-wide metallurgical plant modernisation programme continues at Kloof. The 1 plant pumpcell installation is now complete and that of 3 plant is due for completion in the first quarter of the new financial year, while a central elution facility has been commissioned at 2 plant. The benefits include a significant reduction in dissolved gold losses from 0.05 to less than 0.01g/t.

Outlook for F2004
The primary focus for the coming year will be on further increasing quality volumes and the Safe Quality Planned Blast (SQPB) will be a key deliverable. Development rates are set to increase to some 60 kilometres for F2004 as the mine opens up more ore reserves. With more of the Kloof and Middelvlei Reefs being mined, grades will be lower. This will be countered by a critical focus on reducing pay limits and unit costs.

Feasibility studies on the below surface infrastructure in the Kloof Extension Area (KEA) and the 1 plant upgrade will be completed during F2004. The mine is also evaluating the massive Middelvlei Reefs at 9 shaft with a view to implementing a new mining method to exploit the relatively lower grade reserves in that area.

Capital expenditure is planned to reduce to R280 million during F2004.

Beatrix			2003	2002	2001	2000	1999

Main development		km	46.2	36.0	39.0	40.1	22.5
Area mined		000m2	792	740	718	721	791
Productivity		m2/TEC*	5.8	5.8	5.5	5.6	5.5
Tonnes milled	Underground	000	4,053	3,633	3,395	3,298	3,729
	Surface	000	669	482	276	168	—
	Total	000	4,722	4,115	3,671	3,466	3,729
Yield	Underground	g/t	4.9	5.5	5.9	6.4	5.7
	Surface	g/t	0.9	1.0	0.7	0.5	—
	Combined	g/t	4.3	4.9	5.5	6.1	5.7
Gold produced	Underground	kg	19,909	19,886	19,937	20,950	21,376
	Surface	kg	579	481	189	84	—
	Total	kg	20,488	20,367	20,126	21,034	21,376
	Total	000oz	659	655	647	676	688
Gold sold		kg	20,488	20,367	20,126	21,034	21,376
Total cash costs		US$/oz	229	173	207	221	195
		R/kg	66,907	55,894	50,621	45,051	37,930
Net earnings/(loss)		Rm	257.4	697.7	(1,432.5)	366.6	217.7
		US$m	28.4	69.4	(188.2)	57.8	36.0
Capital expenditure		Rm	373.7	215.4	148.7	177.9	254.9
		US$m	48.0	21.4	19.5	28.0	42.1

This table does not include St Helena which was sold with effect from 30 October 2002.

* TEC — total employee costed.

Review of F2003
The focus on increasing volumes paid off handsomely at Beatrix, where square metres mined was 7 per cent higher at 792,000m2 and development metres increased by 21 per cent to 46 kilometres. With footwall development being a focus in F2003, Beatrix is well positioned to increase on-reef development in the coming year. The square metre increase was largely as a result of a 52 per cent increase in the marginal mining initiative (Project M) at 1 and 2 shafts. Mining concentration is moving from 2 to 3 shaft, and this is reflected in the build up of development and stoping at the new 3 shaft. Year-on-year development at 3 shaft was 56 per cent higher, while stoping activity increased by 314 per cent.

Underground yields have reduced by 0.6g/t as a result of the lower marginal mining value mined, the depletion of the wide channel high grade Aandenk Reef at 1 shaft and the lower values at 2 shaft. Mining quality was consistent for the year with a reduction in stoping width of 4 per cent and a Mine Call Factor of 88 per cent. Good progress has been made on the new 2 ventilation shaft and, by year-end, the shaft was 390 metres below collar and will be completed in January 2004.

Outlook for F2004
Looking forward, economies of scale will be crucial at Beatrix in order to offset lower grades and to remain viable in the current gold price/exchange rate environment. Beatrix is planning to further increase volumes in the coming year to maintain gold output at current levels. The mining mix at Beatrix will be made up of 50,000m2 per month from 1, 2 and 3 shafts, 12,000m2 per month from 4 shaft and 10,000 square metres per month from Project M at 1 and 2 shafts. In addition, low grade rock dumps will be treated at the 4 shaft plant at 50,000 tons per month and at the neighbouring Joel where 50,000 tons per month will be toll treated. Mining mix optimisation is important to maintain steady state grades at Beatrix. High rates of development (planned at 45 kilometres for F2004) and the holing of raises at 3 shaft will create additional ore reserve flexibility. Capital expenditure will be reduced to R242 million as 3 shaft builds up production rates and the 2 vent shaft is completed.

INTERNATIONAL OPERATIONS

Safety and health
Regrettably, two employees lost their lives during F2003 in work-related accidents. At the Arctic Platinum Project in Finland, a contractor drowned after his bulldozer slid into a lake, while at Tarkwa in Ghana a truck operator died after being crushed by a dump truck. Steps have been taken at both operations to ensure that similar accidents do not occur again.

Overall, however, the safety performance across the International operations was pleasing with exceptional performances at Damang and Agnew, collectively only experiencing five lost time injuries. St Ives and Tarkwa reported eight and six such incidents respectively.

Additionally, during the year, St Ives achieved accreditation under the Australian Standards AS/NZS 4801 for its safety systems, while Agnew will undertake this process in the coming year. The upgrading of the safety systems at the Ghanaian operations is progressing well, with OSHAS 18001 compatibility being the criteria here. Across the International operations these programmes are being developed ensuring they draw on the collective experience and knowledge base from the entire Gold Fields group, including South Africa, in areas of safety and occupational health.

AUSTRALIA

Location:	St Ives: Located some 80km south of Kalgoorlie, Western Australia Agnew: Located about 375km north of Kalgoorlie, Western Australia
Infrastructure:	St Ives: Three underground mines (Junction, Argo and Leviathan), two open pit complexes (Greater Revenge and Argo), a CIP plant and heap leach facility
Agnew: Two underground mines (Waroonga and Crusader-Deliverer), an open pit (Waroonga) and a CIP plant
Geology:	Structurally controlled hydrothermal deposits
Employees in service:	310 people

							Total
			St Ives		Agnew		Australia

			2003	2002*	2003	2002*	2003	2002*

Open pits
Waste mined		000bcm	9,497	4,247	1,479	3,348	10,976	7,595
Ore mined		000t	4,607	1,753	1,627	818	6,234	2,571
Head grade		g/t	2.91	3.82	2.03	2.18	2.68	3.29
Strip ratio — waste:ore			4.94	6.67	2.42	10.98	4.34	8.07
Underground — near surface
Ore mined		000t	541	310	253	175	794	485
Head grade		g/t	8.28	9.29	9.94	7.45	8.81	8.62

Tons processed	Milled	000t	3,174	1,758	1,268	682	4,442	2,440
	Heap leach	000t	2,142	1,363	—	—	2,142	1,363
	Toll	000t	170	277	—	—	170	277
	Total	000t	5,486	3,398	1,268	682	6,754	4,080
Yield	Milled	g/t	4.46	5.01	3.52	3.77	4.19	4.67
	Heap leach	g/t	0.69	0.70	—	—	0.69	0.70
	Toll	g/t	1.94	3.02	—	—	1.94	3.02
	Combined	g/t	2.91	3.12	3.52	3.77	3.03	3.23
Gold produced	Milled	kg	14,151	8,812	4,466	2,569	18,617	11,381
	Heap leach	kg	1,485	953	—	—	1,485	953
	Toll	kg	330	837	—	—	330	837
	Total	kg	15,966	10,602	4,466	2,569	20,432	13,171
	Total	000oz	513	341	144	83	657	424
Total cash costs#		US$/oz	188	160	255	232	203	174
		AUS$/oz	323	302	437	434	347	328
Net earnings		Rm	n/a	n/a	n/a	n/a	567.3	556.6
		US$	n/a	n/a	n/a	n/a	62.5	50.2
Capital expenditure		Rm	464.5	231.3	164.9	122.0	629.4	353.3
		US$	59.6	20.9	21.2	11.0	80.8	31.9

*	For the period seven months ended June 2002.

#	As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement below operating profit.

Review of F2003
Gold output for F2003 increased by 55 per cent to 0.66 million ounces, largely as a result of a full reporting year compared to the seven months covered in the previous report.

St Ives: During F2003, the mining strategy underwent considerable changes at St Ives as higher tonnage volumes were required from surface sources to offset mining problems in the Junction underground mine and the Minotaur open pit mine. One of the year’s main challenges was the ongoing seismicity at Junction underground which affected mining sequences and required a revised configuration and support plan.

Good progress was made on the development of the new Argo and Leviathan underground operations. In addition, tolling programmes were initiated during the year, accounting for 10,000 ounces of gold production. Exploration activity remained at high levels and a total expenditure of AUS$30 million was incurred on reserve replacement and reserve expansion work, with a primary focus on the Greater Revenge, Argo and Intrepide complexes. The results of this programme have met expectations, allowing St Ives to replace gold mined and treated during the year and to also add an additional year to the reserve statement.

The St Ives optimisation study, which had been exploring long-term processing and mining strategies, was completed during the third quarter of the year and a feasibility study has now been commissioned. This study will examine the viability of installing a new mill and carbon-in-pulp facility to replace the existing 3.1 million ton per annum plant. Matching the mill size to the available mineable reserves is a key design consideration; for optimal performance the design criteria calls for the ability to increase mill throughput with minimal capital expenditure as the ore reserve base grows.

Agnew: F2003 was a challenging year for Agnew, which was constrained by a shortage of ore sources during the year, caused by a poor grade performance in the Waroonga open pit and the decline in economic ores in the Crusader underground mine. This hampered output and necessitated right-sizing the mine to fit the production profile. The Waroonga open pit was closed during the third quarter of the year following the expected depletion of economic ores and complications associated with pit wall instability. With the decline in the Crusader mine, operations in that complex moved to the adjacent Deliverer lode. The performance of this complex remained erratic due to the high degree of variability in grade and thickness of ore zones complicated by difficulty in exploring these narrow, steeply plunging orebodies. Operations there are expected to continue through to the second quarter of F2004. Full production volumes were achieved in the newly commissioned Kim underground mine during the year, and at year end this mine was performing well, making a significant contribution to Agnew’s move back to profitability.

Exploration expenditure was increased to AUS$10 million as this remains an imperative for the site and resulted in the discovery and advancement of the Songvang resource.

Outlook for F2004
St Ives is currently focused on complete optimisation of that site, built on the foundation of the expansion project referred to earlier. In essence this optimisation is aimed at expanding and simplifying all operations on the mine, reducing unit costs to ensure that the full potential of the St Ives resource base can be exploited. The feasibility study on the expansion of this site is due for completion in the second quarter of F2004 and if positive and approved, execution is expected to take 12 months.

Exploration expenditure is planned to remain at the AUS$30 to AUS$35 million level, continuing to focus on both expansion of the mine’s reserve base and delineating new mineralised complexes.

The coming year will see the build up of operations on the new Argo and Leviathan underground mines, part of a deliberate strategy to reduce reliance on the Junction underground mine as a source of high grade ores. The coming year will see an increase in total cash costs on this site, compared to the year in review, reflecting the build-up phases of these new mines, along with further development on Lake Lefroy. For the coming year, St Ives expects a modest lift in gold production with a number of tolling campaigns being planned. Near-term ore resources at Agnew include the Kim and Deliverer underground mines and the Waroonga surface stockpile which arose from the mining campaign in that open pit in 2003. Feasibility studies for the Waroonga Main Lode and the Songvang deposit will be completed during the first half of F2004. Gold production is forecast to be steady year-on-year although an improvement in total cash costs is expected.

Exploration expenditure on Agnew core tenements is projected to continue at the 2003 level. Exploration programmes are being carried out on nearby tenements under a joint venture arrangement. Other Australian exploration activities are reported on elsewhere.

Capital expenditure for F2004 is expected to increase to AUS$150 million (US$90 million) in the year, assuming work on a new processing facility commences at St Ives and half of the total projected costs are incurred. Other major capital projects include exploration at St Ives and Agnew and the underground development at Argo and Leviathan (St Ives) and Waroonga (Agnew) and stripping of the new open pits on Lake Lefroy.

GHANA

Tarkwa			2003	2002	2001	2000	1999

Waste mined	Total	000bcm	10,538	12,225	9,156	6,919	4,602
Ore mined	Total	000t	16,067	14,630	11,695	8,097	3,776
Strip ratio	Waste:ore		1.7	2.0	2.0	2.2	2.0
Tons milled	Underground	000t	—	—	—	25	218
	Surface	000t	15,210	14,914	11,667	7,992	4,806
	Total	000t	15,210	14,914	11,667	8,017	5,024
Yield	Total	g/t	1.1	1.1	1.2	1.1	1.0
Gold produced	Underground	kg	—	—	—	258	1,764
	Surface	kg	16,792	16,920	13,680	8,937	4,650
	Total	kg	16,792	16,920	13,680	9,195	6,414
	Total	000oz	540	544	440	296	206
Gold sold	Total	kg	16,792	16,920	14,164	9,050	6,414
Total cash costs		US$/oz	194	171	155	196	233
Net earnings		Rm	314	338	232	(37.6)	(9.8)
		US$	34.6	33.6	30.5	(5.9)	(1.6)
Capital expenditure		Rm	207.4	80.5	160.7	111.6	28.7
		US$m	26.6	8.0	21.1	17.6	4.7

			Damang		Total — Ghana

			2003	2002*	2003	2002*

Waste mined	Total	000bcm	5,546	2,056	16,084	14,281
Ore mined	Total	000t	4,457	2,402	20,524	17,032
Strip ratio	Waste:ore		3.1	2.3	2.0	2.1
Tons milled	Total	000t	4,877	1,951	20,087	16,865
Yield	Total	g/t	1.9	2.3	1.3	1.3
Gold produced	Total	kg	9,305	4,397	26,097	21,317
	Total	000oz	299	141	839	685
Gold sold	Total	kg	9,305	4,397	26,097	21,317
Total cash costs		US$/oz	243	200	24	177
Net earnings		Rm	129	90	443	428
		US$	14.2	8.3	48.8	41.9
Capital expenditure		Rm	14.4	5.5	221.8	86.0
		US$m	1.8	0.5	28.4	8.5

* Results for the five months ended June 2002.

Review of F2003
Gold output for F2003 increased by 22 per cent to 839,000 ounces, largely as a result of the first full reporting year for Damang, combined with an excellent performance from Tarkwa.

Tarkwa: Record tonnage throughput continued at Tarkwa as a result of ongoing optimisation of the crushing and heap leach plants. Further, considerable effort has been placed on reducing the gold-in-process (GIP) at both the North and South heap leach facilities and, to this end, a US$3 million solution handling system and gold recovery plant upgrade project is being implemented to increase irrigation times from 270 days to 450 days. The benefits of this were seen in the last two quarters of the year with an estimated 20,000 ounces recovered from GIP on the heaps. Capital expenditure has seen the completion, on schedule, of the heap leach pad expansions at a cost of US$11 million.

The Tarkwa expansion project feasibility study was completed during January 2003. Following this, US$159 million will be invested in a new 4.2 million ton per annum SAG mill and CIL facility, and the conversion from contract mining to owner mining. This investment will increase ore mining and treatment rates to over 19 million tons per annum and initially increase annual gold production by 200,000 ounces. The project brings 3.2 million reserve ounces to account and will be completed by the end of calendar 2004.

Damang: F2003 saw an excellent operational performance from this mine, characterised by the ongoing optimisation of the milling circuit there facilitating a 15 per cent increase in monthly throughput through the year. This, along with successful commissioning of the new Kwesi Lima open pit offset the shortfalls in grade experienced from the old stockpiles that were an important source of ores for this plant. Tariff increases for electricity, diesel and liquid petroleum gas had a material impact on costs, and these are likely to increase still further. Changes in operational practices have reduced the amount of electrical power consumed, almost totally offsetting the electricity increase. Further reductions in other cost areas, some of which result from synergies with Tarkwa, have served to mitigate the impact of these and other costs increases.

A key focus area for F2003 was accelerated exploration activity aimed at proving up both Tarkwa and Damang style deposits across the Damang lease area. By year end this programme had completed a first pass assessment of some 27km of conglomerate strike length there. While evaluation is still underway, it appears that there is limited potential for substantial new conglomerate ore sources to be exploited at Damang. At this stage successes on the conglomerates which are expected to either supplement current mill feedstocks or possibly to comprise a modest heap leach operation, depending on further drilling.

Outlook for F2004
Tarkwa: For the next two years, Tarkwa is expected to process more ore and produce more gold year-on-year. In F2004, this will be achieved by consolidating past optimisation in the crushing plants, and incorporating solution upgrade improvements on the heap leach pads. In F2005, this is likely to continue, supported by the commissioning of the SAG mill and the CIL plant in the second half of the year. These efforts are essential to counter the impact of decreasing yields and anticipated rising costs in respect of fuel and power, coupled with increasing stripping ratios.

Damang: A marginal decline in gold production is expected, caused partially by a planned mill maintenance shut down early in the financial year, and a gradual decline in head grades in line with depletion of the Damang pit ore reserves. Total cash costs are expected to be stable in the coming year.

Exploration expenditure in F2004 of some US$4 million will be directed at identifying additional mining ore sources for the mine. If additional ore resources are excluded, Damang will show a downward trend as known, mineable, higher grade ores are exhausted and lower grade stockpiles become the primary mill feed source.

Capital expenditure for F2004 is estimated at US$126 million. This increase is due to the start of the 4.2 million tons per annum CIL process plant (US$56 million) and the owner-mining project (US$59 million), at Tarkwa.

Mineral Resources and Reserves

Mineral Resources and Reserves represent the fundamental foundation of our company value and it is pleasing to report that resources have increased from 186.0 to 195.3 million attributable ounces including the Arctic Platinum Project. Attributable reserves have increased by 3.0 million ounces to 81.5 million ounces despite an annual attributable depletion of 4.7 million ounces (4.3 million ounces yield).

The Mineral Resource and Reserve figures are derived from a rigorous strategic and operational planning process that the Company has embedded at each of its operating mines. They are estimates derived for the entire Life-of-Mine and will be affected by fluctuations in the gold price, the need for orderly development of the ore body and short to medium term operating factors that influence production.

Gold Fields reports its Mineral Resources and Reserves in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code). The code sets out minimum standards, recommendations and guidelines for the public reporting of exploration results, mineral resources and reserves. The main principles governing the operation and application of the SAMREC Code are transparency, materiality and competence.

The code has been incorporated into the rules of the JSE Securities Exchange South Africa regarding listing requirements and continuing obligations. Gold Fields has written an additional internal code of practice that takes cognisance of the diverse nature of its operations and considers the requirements of all internationally recognised codes including Industry Guide 7 as interpreted by the Staff of the US Securities and Exchange Commission.

The following price assumptions were used as a basis for estimation in this declaration.

	F2003		F2002

	Resource price	Reserve price	Resource price	Reserve price
	assumption	assumption	assumption	assumption

South Africa	R115,000/kg	R95,000/kg	R115,000/kg	R95,000/kg
Ghana	US$400/oz	US$325/oz	US$325/oz	US$285/oz
Australia	AUS$650/oz	AUS$580/oz	AUS$650/oz	AUS$550/oz

Salient highlights

•	South African operations have shown a growth, net of depletion, of 7.2 million ounces in the resource base due to reduced pay limits, enhanced resource modelling and new discovery.

•	Growth of 3.2 million ounces, net of depletion, in the resource base of the International operations is primarily from Tarkwa and St Ives and is due to reduced resource cut off grades and new discovery.

•	The continued robustness of the South African operations is evident in the current declared mineral reserve of 70.4 million ounces (70.1 million ounces F2002 excluding St Helena).

•	International operations have contributed to primary growth of the reserve base by an additional attributable 2.7 million ounces for an increase to 11.2 million ounces (8.4 million ounces F2002).

Gold Fields will continue to pursue a strategy of growth in its reserve base through exploration, acquisition and optimisation of current operations.

Reconciliation of attributable Mineral Resources and Reserves:

A summary year-on-year reconciliation in the Resource and Reserve statement is shown in the two accompanying tables. The figures have been adjusted to take cognisance of plant recovery, leach pad and mine call factors.

Mineral Resources

		Depletion from
(000oz)	F2002	Resource**	Growth	F2003

Driefontein	49,623	1,428	4,421	52,616
Kloof	84,261	1,303	4,021	86,979
Beatrix	21,539	772	2,302	23,069

South Africa	155,423	3,503	10,744	162,664

Tarkwa	13,431	573	3,004	15,862
Damang	1,255	236	59	1,078
St Ives	6,742	577	1,130	7,295
Agnew	1,810	150	538	2,198

International	23,238	1,536	4,731	26,433

Grand total*	178,661	5,040	15,476	189,096

* Excludes St Helena and Arctic Platinum Partnership.

** Adjusted for Mine Call Factor.

Mineral Reserves

		Depletion from
(000oz)	F2002	Reserve**	Growth	F2003

Driefontein	27,651	1,279	730	27,102
Kloof	29,974	1,175	2,293	31,092
Beatrix	12,496	682	372	12,186

South Africa	70,121	3,137	3,396	70,380

Tarkwa	4,643	573	2,918	6,988
Damang	845	236	45	654
St Ives	2,336	577	1,230	2,989
Agnew	601	150	84	535

International	8,424	1,536	4,277	11,165

Grand total*	78,545	4,673	7,673	81,544

* Excludes St Helena and Arctic Platinum Partnership.

** Adjusted for Plant and Leach Pad Recovery.

Summary of Gold Fields Mineral Resource and Reserve Statement for year ended June 2003

	Resource					Reserve

	Mill			Gold	Attri-	Mill	Head		Gold
	Tons	Grade	Gold	(000oz)	butable	Tons	Grade	Gold	(000oz)
GOLD	(Mt)	(g/t)	(000oz)	F2002%		(Mt)	(g/t)	(000oz)	F2002

Driefontein	148.5	11.0	52,616	49,623	100	108.8	7.7	27,102	27,651
Kloof	207.9	13.0	86,979	84,261	100	106.0	9.1	31,092	29,974
Beatrix	132.4	5.4	23,069	21,539	100	77.2	4.9	12,186	12,496
St Helena#	—	—	—	1,268	100	—	—	—	369

SA operations	488.8	10.4	162,664	156,691		292.0	7.5	70,380	70,490

Tarkwa	471.9	1.5	22,309	18,890	71.1	232.0	1.3	9,828	6,530
Damang	27.9	1.7	1,516	1,765	71.1	17.3	1.7	919	1,189
St Ives	87.0	2.6	7,295	6,742	100	28.2	3.3	2,989	2,336
Agnew	12.7	5.4	2,198	1,810	100	2.6	6.4	535	601

International operations	599.4	1.7	33,318	29,207		280.1	1.6	14,271	10,656

Total Gold Fields	1,088.1	5.6	195,982	185,898		572.1	4.6	84,650	81,146

	Tons	2 PGE	2 PGE
	(Mt)	+Au	+ Au
PLATINUM		(g/t )	(000oz)

Arctic Platinum	156.7	2.4	12,213	14,400	51

Total precious metals	1,244.8		208,195	200,298		572.1		84,650	81,146

Total attributable to Gold Fields	1,023.6		195,325	187,273		500.1		81,544	78,914

*	The consolidated statement includes the Mineral Resources for Arctic Platinum. Detailed information is to be found in the section on Exploration and Business Development (page 32).

#	St Helena was sold on the 30 October 2002 and is reflected only for comparative purposes.

Mineral Reserve sensitivity

Sensitivity of Mineral Reserves at Gold Fields’ South African and International operations is shown at different gold prices. South African operations specifically exclude surface Mineral Reserves while the International operations specifically include surface operational stockpiles.

	US$300/oz			US$325/oz			US$350/oz			US$375/oz

	Tons	Grade	Gold	Tons	Grade	Gold	Tons	Grade	Gold	Tons	Grade	Gold
Operation	(Mt)	(g/t)	(000oz)	(Mt)	(g/t)	(000oz)	(Mt)	(g/t)	(000oz)	(Mt)	(g/t)	(000oz)

Driefontein	89.2	9.0	25,674	95.3	8.7	26,610	115.1	8.1	29,819	129.1	7.7	31,774
Kloof	79.3	10.9	27,847	97.9	9.8	30,787	109.0	9.6	33,548	141.8	8.6	39,213
Beatrix	41.3	5.6	7,385	73.6	5.1	12,089	97.8	4.7	14,865	116.9	4.5	17,005

R/kg equivalent	R75,000/kg			R95,000/kg			R115,000/kg			R135,000/kg

Tarkwa**	203.0	1.4	8,784	232.0	1.3	9,828	253.0	1.3	10,870	279.0	1.3	11,954
Damang**	15.8	1.6	831	17.3	1.7	919	18.3	1.7	985	20.5	1.6	1,059
St Ives	25.1	3.4	2,771	28.2	3.3	2,989	30.7	3.2	3,140	32.6	3.1	3,250
Agnew*	2.6	6.4	535	2.6	6.4	535	2.6	6.4	535	2.6	6.4	535

AU$/oz equivalent	AUS$510/oz			AUS$580/oz			AUS$650/oz			AUS$720/oz

*	Agnew reserves are based on two underground operations which are insensitive to changes in gold price because of the hard boundaries between mineralisation and waste.

**	Tarkwa and Damang are US$ based and apply no conversion.

Competent persons:
Competent persons, designated in terms of the SAMREC Code and taking corporate responsibility for the reporting of Gold Fields Mineral Resources and Reserves are:

•	Terence Goodlace — Senior Vice President: Strategic Planning (NHD — Mining, BCom, MBA), 25 years experience

•	Vishnu Pillay — Senior Consultant: Mineral Resource Management (M.Sc), Registered Natural Scientist (Reg. No. 400159/93) FGSSA, FSAIMM, 20 years experience

Both named individuals are permanent employees of Gold Fields.

Note:
A detailed breakdown of the Mineral Resources and Mineral Reserves, together with shareholders plans of the operations is available in a supplementary electronic document that accompanies the annual report, or may be downloaded from the Gold Fields website (www.goldfields.co.za/www.gold-fields.com) as a pdf file using Adobe Acrobat Reader. Rounding of figures in this report and in the supplementary documents may result in minor computational discrepancies.

Summary of Gold Fields Mineral Resource and Reserve Statement for year ended June 2003

	Resource				Reserve

	Mill tons	Grade	Gold		Mill tons	Grade	Gold
	(Mt)	(g/t)	(000oz)		(Mt)	(g/t)	(000oz)

Driefontein
Measured	56.7	11.7	21,396	Proved	25.4	8.2	6,684
Indicated (AI)	35.4	13.2	15,020	Probable (AI)	30.7	9.0	8,860
Indicated (BI)	42.9	11.4	15,708	Probable (BI)	39.2	8.8	11,066
Total underground	135.0	12.0	52,124	Total Underground	95.3	8.7	26,610
Indicated surface	13.5	1.1	492	Probable Surface	13.5	1.1	492
Grand total				Grand total
(surface and				(surface and
underground)	148.5	11.0	52,616	underground)	108.8	7.7	27,102

Kloof
Measured	61.1	14.9	29,349	Proved	31.8	9.0	9,239
Indicated (AI)	54.5	10.9	19,165	Probable (AI)	26.2	7.5	6,343
Indicated (BI)	61.9	19.0	37,866	Probable (BI)	39.9	11.9	15,205
Total underground	177.5	15.1	86,380	Total underground	97.9	9.8	30,787
Indicated surface	30.4	0.6	599	Probable surface	8.1	1.2	305
Grand total				Grand total
(surface and				(surface and
underground)	207.9	13.0	86,979	underground)	106.0	9.1	31,092

Beatrix
Measured	21.3	6.8	4,650	Proved	19.9	5.7	3,623
Indicated (AI)	65.9	6.2	13,136	Probable (AI)	51.4	4.9	8,130
Indicated (BI)	31.6	5.0	5,089	Probable (BI)	2.3	4.6	336
Total underground	118.8	6.0	22,875	Total underground	73.6	5.1	12,089
Indicated surface	13.6	0.4	194	Probable surface	3.6	0.8	97
Grand total				Grand total
(surface and				(surface and
underground)	132.4	5.4	23,069	underground)	77.2	4.9	12,186

Total South African operations	488.8	10.4	162,664		292.0	7.5	70,380

	Resource				Reserve

	Mill tons	Grade	Gold		Mill tons	Grade	Gold
	(Mt)	(g/t)	(000oz)		(Mt)	(g/t)	(000oz)

Tarkwa
Measured	193.4	1.4	8 853	Proved	165.8	1.4	7,316
Indicated	222.6	1.3	9 575	Probable	61.0	1.2	2,396
Inferred	50.4	2.3	3 759
Total open cut + shallow				Total
underground	466.4	1.5	22,187	Open cut	226.8	1.3	9,712
Measured surface				Proved
Stockpile	5.5	0.7	122	Surface stockpile	5.2	0.7	116
Grand total (open				Grand total (open
cut + UG + stockpile)	471.9	1.5	22,309	cut + stockpile)	232.0	1.3	9,828

Damang
Measured	8.1	1.7	448	Proved	5.1	1.7	271
Indicated	7.7	2.0	488	Probable	3.1	2.5	244
Inferred	2.9	1.9	175
Total open cut	18.8	1.8	1,111	Total open cut	8.2	2.0	515
Measured stockpile	9.1	1.4	405	Proved surface stockpile	9.1	1.4	405
Grand total (open				Grand total (open
cut + stockpile)	27.9	1.7	1,516	cut + stockpile)	17.3	1.7	919

St Ives
Measured	2.3	5.3	385	Proved	2.3	4.9	362
Indicated	44.6	2.7	3,898	Probable	17.3	4.1	2,310
Inferred	31.6	2.7	2,695
Total open				Total open
Cut + underground	78.4	2.8	6,978	Cut + underground	19.6	4.2	2,672
Measured stockpile	8.6	1.2	317	Proved surface stockpile	8.6	1.2	317
Grand total (open				Grand total (open
cut + UG + stockpile)	87.0	2.6	7,295	cut + UG + stockpile)	28.2	3.3	2,989

Agnew
Measured	0.2	10.6	66	Proved	0.1	9.1	40
Indicated	7.6	6.3	1,537	Probable	1.5	9.3	445
Inferred	3.9	4.4	545
Total open cut				Total open cut
+ underground	11.7	5.7	2,148	+ underground	1.6	9.3	485
Measured stockpile	1.0	1.6	50	Proved surface stockpile	1.0	1.6	50
Grand total (open				Grand total (open
cut + UG + stockpile)	12.7	5.4	2,198	cut + UG + stockpile)	2.6	6.4	535

Total international operations	599.4	1.7	33,318		280.1	1.6	14,271

Total Gold Fields	1,088.1	5.6	195,982		572.1	4.6	84,650

	Tons	2PGE +	2PGE +Au		Mill Tons	Grade	Gold
Platinum	(Mt)	Au (g/t)	(000oz)		(Mt)	(g/t)	(000oz)

Arctic Platinum	156.7	2.4	12,213

Total precious metals	1,244.8		208,195		572.1		84,650

Total attributable to Gold Fields	1,023.6		195,325		500.1		81,544

Exploration and business development

Gold Fields is committed to exploration and business development activities that will sustain and grow its operations, while at the same time increasing the geographic diversity of its assets. Exploration is currently being conducted through active projects on five continents — Africa, Europe, North America, South America and Australia for both gold and platinum group metals.

The company will consider acquisitions at any stage on the development curve, from greenfields projects to operating mines, in its quest to deliver above average returns to shareholders. The principal factor driving the exploration programme is the search for quality assets with the objective of being in the lowest quartile of the cost curve.

Gold Fields is committed to sustainable development even at the early stages of exploration and business development. In a depleting resource business such as mining, this means focusing on environmental and social impacts in the immediate and nearby areas of operations. In respect of exploration activities, Gold Fields is a founding member of E3, Environmental Excellence in Exploration.

To focus on the commercial criteria for a successful project, the company has developed minimum target criteria, referred to as the Rule of Twos. These include;

•	A minimum of 2 million ounces of reserve,

•	Production rates of greater than 200,000 ounces per year,

•	Cash cost of production less than half the commodity price (the reciprocal of two), and

•	A double digit rate of return.

To be considered, any project must have the potential to meet the majority of these requirements as these thresholds will have a positive impact on the company’s earnings and cash flow.

Last year saw the realisation of this strategy with the purchase of St Ives and Agnew in Australia and the Damang mine in Ghana, adding over 800,000 ounces of annual gold production to the company and, more importantly, the potential for additional resource and reserve development.

Primary activities are focused by necessity on the early stages of project development because of the prolonged decline in exploration spending worldwide. To leverage these activities, Gold Fields has completed a number of equity placements — joint venture option agreements with junior mining companies that have gained the company exposure to developing assets.

Arctic Platinum
The Arctic Platinum project had a productive and successful year, with drilling continuing over 60,000 metres on five prospects and resulting in significant resource improvements to the large bulk mineable Suhanko project and at the SK Reef about 25 kilometres to the north. Total resources now stand at 157 million tonnes, with a grade of 2.4g/t 2PGE+Au containing over 12 million ounces. Of these resources, Suhanko contains 6 million ounces in the measured and indicated category (and an additional 3.5 million ounces as inferred) that are the subject of a study expected to be completed during F2004. The principal focus of this study has become the selection and mining of higher grade ores from the various deposits and optimisation of the treatment of concentrate. Complex, multi-element deposits such as Suhanko are dependent on developing a beneficiation scheme that maximises recoveries of metals at minimal cost, in an industry with limited appropriate treatment capacity.

In August 2003, Gold Fields announced its intention to purchase Outokumpu’s 49% interest in Arctic Platinum for US$31 million in cash and stock. This came about as part of Outokumpu’s strategy of divesting from mining assets.

The assessment of project development options will continue in 2004, focusing on the Suhanko Open Pit project but also considering other high grade opportunities such as the SK Reef occurrence. It is, however, recognised that an investment decision on this project will likely require stronger conditions in the palladium market, notwithstanding the significant contributions to the project economics from platinum and nickel.

Arctic Platinum Partnership Comparative Classified Mineral Resources* (Measured + Indicated + Inferred)

Project	Tonnes (Mt)		2PGE+Au (g/t)		Metal (000oz)

	2003*	2002	2003*	2002	2003*	2002

Konttijarvi	35.6	54.0	2.46	1.93	2,816	3,356
Ahmavaara	61.8	99.7	1.88	1.46	3,733	4,684
Ahmavaara East	16.3	29.9	1.54	1.12	808	1,078
Combined Suhanko	113.7	183.6	2.01	1.54	7,354	9,117
Combined SK Reef	43.1	35.0	3.51	4.67	4,859	5,255

Total APP	156.7	218.6	2.42	2.05	12,213	14,372

*	Snowden Mining Industry Consultants undertook the 2003 Mineral Resource estimation study in conjunction with APP and the resource estimate is classified in accordance with the JORC Code (Sept 1999).

The decrease in total 2PGE+Au resource metal ounces shown above is due to three major factors:

1.	In 2002 all the resources were reported above a 0.5g/t 2PGE+Au cut-off. In 2003, a 1g/t 2PGE+Au cut-off grade has been applied to all Suhanko resources and SK Reef resources down to 100 metres below surface (mbs), while a 2g/t 2PGE+Au cut-off was applied for the balance of the SK Reef. The applied higher cut-off grades reflect the modest outlook for the PGE markets as well as recognising that the SK Resources below 100 mbs represent shallow underground mining opportunities, not open pit. The effect of the higher cut-off grade is seen in the substantially higher grade shown for Suhanko in 2003.

2.	Further SK Reef drilling during the year resulted in downgrading the estimated in situ grades for portions of the SK Reef but also led to the inclusion of additional tonnage, albeit at lower grade, in mineralised footwall on the SK Reef.

3.	The application of modelling and estimation techniques that enhance the resolution of the resource model for the purpose of facilitating selective exploitation of the Suhanko orebodies.

Other projects
The exploration strategy of funding junior exploration companies via equity with a concomitant right to joint venture key projects has again proved extremely beneficial this year. Acquiring stock in a rising gold market has proved an effective way to fund the costs associated with exploration deals. Deals concluded this year with juniors include the following: (number of shares held and ownership details can be found on page 90).

Orezone Resources Inc (ORZ: TSX listed)
Orezone acquired the rights to the Essakane property in the prospective north-eastern region of Burkina Faso during the year. Gold Fields is interested in the project as the concessions are relatively under-explored, leaving the opportunity for locating additional Essakane type deposits. In July 2002, Gold Fields subscribed for 2.5 million Orezone shares at C$0.20 per share. The terms of the subscription agreement included the right to negotiate an option to joint venture the Essakane property and a first right of refusal on all Orezone’s other Burkina Faso properties. Under the terms of the option, Gold Fields may earn a 50 per cent interest by incurring expenditure totalling US$8 million over a five year period and may earn an additional interest of 10 per cent through the completion of a bankable feasibility study. Orezone will operate the exploration programme for the first two years of the earn-in.

During the year Orezone completed 74 holes for 5,862 metres of RC drilling at the main Essakane deposit and on regional targets. Results so far have been encouraging and work will continue after the rainy season in early September.

Sino Gold Ltd (SGX: ASX listed)
Gold Fields recognised Sino Gold’s leadership position as a western mining company successfully doing business in China. Sino has acquired interests in several properties in China, ranging from operating the Jianchaling gold mine, through advanced exploration properties at Jinfeng and including the early stage Jinkang exploration project. In October 2002, Gold Fields subscribed for 10.8 million shares in Sino Gold’s initial public offering. The shares were acquired at a price of AUS$0.88 per share. As part of the transaction, Gold Fields and Sino concluded a 50/50 joint venture over exploration opportunities in the Shandong Province. Shandong has several 2 to 3 million ounce gold deposits and is China’s largest gold province, accounting for about 20 to 25 per cent of China’s total gold output. The joint venture is currently identifying and securing prospective ground. The commercial prowess of Sino Gold and its established infrastructure, combined with Gold Fields’ technical and financial strengths, represent a unique opportunity for success in exploiting China’s vast gold potential.

Committee Bay Resources (CBR: TSX listed)
Committee Bay Resources holds the largest land position in the Committee Bay greenstone belt, Nunavut Territory, Canada. In May 2003, Gold Fields acquired 1.3 million shares in Committee Bay Resources at C$0.30 per share. In addition to the equity position, Gold Fields has an option to earn a 55 per cent interest in the Committee Bay Project by spending US$5 million over four years. Committee Bay Resources will be the operator until Gold Fields earns an interest. Upon earning a 55 per cent interest, Gold Fields can earn a 65 per cent interest by spending an additional US$5 million. Reconnaissance exploration is ongoing and a series of aeromagnetic and EM surveys were recently completed. Drilling is scheduled to commence during July 2003.

African Eagle Resources plc (AER: AIM listed)
Gold Fields increased its interest during the year in African Eagle Resources while extending its joint venture option until December 2003 on the Miyabi project in Tanzania. Work completed at Miyabi so far in collaboration with Gold Fields has included deep regolith sampling with RAB and air core drills, airborne geophysics, multi-element geochemistry and regolith mapping. An extensive drilling campaign to investigate targets identified by the work to date is programmed to start in the third calender quarter of 2003.

Lakota Resources Inc (YLA:TSX listed)
Gold Fields entered into a letter of agreement in April 2003 to complete a private placement in Lakota and will invest C$800,000 of this on an agreed exploration programme at the Tembo project in Tanzania. After this programme Gold Fields will have an option to joint venture the property. The Tembo Project properties adjoin the western boundary of the Bulyanhulu mine licence (owned by Barrick) and cover the north-west projection of the Bulyanhulu geology. The Ikina property hosts a number of artisanal mining sites. Anomalous gold values have been obtained from an artisanal site on the Bermuda licence.

Condor JV (IAG:TSX listed)
During the year, a joint venture was concluded with Iamgold Corporation covering the south-eastern portion of Ecuador. The joint venture is known as the Condor JV and its purpose is to carry out greenfields exploration for high sulphide gold deposits. Gold Fields can earn a 50 per cent interest by funding US$5 million of exploration over four years, and has the right to earn an additional 10 per cent interest by funding an additional US$10 million within eight years. Exploration in the JV area is progressing rapidly and drilling began in June 2003.

Radius Explorations (RDU:CDNX listed)
Radius Explorations Inc. holds properties in Guatemala along the prospective Motagua fault zone. Guatemala is a country that has seen little modern exploration but is now yielding numerous new gold occurrences suggestive of a previously unrecognised gold belt. After a year’s exploration effort by Gold Fields and Radius, it is apparent that the Motagua gold belt has a large number of gold occurrences and a high degree of structural complexity and that this deserves continued exploration to yield high grade selective mining opportunities.

Board of directors and executive committee

Executive directors

Ian D Cockerill (49)
BSc (Geology) Hons, London; MSc (Mining), Royal School of Mines.
Chief Executive Officer

Ian has been a director of Gold Fields since October 1999 and became chief executive officer on 1 July 2002. He was chief operating officer and managing director of Gold Fields from October 1999 to 30 June 2002. He has over 28 years of experience in the mining industry. Prior to joining Gold Fields he was the executive officer for Business Development and African International Operations for AngloGold Limited.

Nicholas J Holland (44)
B.Comm, BAcc, Witwatersrand; CA(SA)
Chief Financial Officer

Nick has been a director of Gold Fields since February 1998 and Executive director of finance since March 1998. On 15 April 2002 his title changed to chief financial officer. He has 23 years of experience in financial management. Prior to joining Gold Fields he was financial director and senior manager of corporate finance of Gencor Limited. He is also a director of Rand Refinery Limited.

Non-executive Directors

Christopher M T Thompson (55)
BA Rhodes; MSc (Management Studies), Bradford
Chairman

Chris has been a director of Gold Fields since May 1998 and chairman of the board since October 1998. He was the chief executive officer of Gold Fields from October 1998 to 30 June 2002. He has over 34 years of experience in the mining industry. He is also chairman and member of the executive committee of the World Gold Council, director of TeckCominco Corporation and a past director of the South African Chamber of Mines and of Business against Crime.

Alan J Wright (62)
CA(SA)
Deputy Chairman

Alan has been deputy chairman of Gold Fields since November 1997. Prior to September 1998, he was the chief executive officer of Gold Fields of South Africa Limited.

J Michael McMahon (56)
BSc (Mech. Eng), Glasgow

Michael has been a director of Gold Fields since December 1999. He serves as non-executive director of Impala Platinum Holdings Limited. Previously, he was chairman and an executive director of Gencor Limited and executive chairman and chief executive officer of Impala Platinum Holdings Limited.

Gordon R Parker (67)
BS, MS, Montana College of Mineral Science and Technology; MBA, Cape Town

Gordon has been a director of Gold Fields since May 1998. He is a director of Caterpillar Inc, and Phelps Dodge Corporation. Previously, he was chairman, President and chief executive officer of Newmont Mining Corporation.

Patrick J Ryan (66)
PhD (Geology), Witwatersrand

Pat has been a director of Gold Fields since May 1998. He is president and chief executive officer of Frontera Copper Corporation and a director of Fronteer Development Group Inc. He was previously the executive vice president, mining operations, development and exploration at Phelps Dodge Corporation.

Tokyo M G Sexwale (50)
Certificate in Business Studies, University of Botswana, Lesotho and Swaziland

Tokyo has been a director of Gold Fields since January 2001. He is chairman of Mvelaphanda Resources Limited, Northam Platinum Limited and Trans Hex Group Limited and a director of a number of other companies.

Bernard R van Rooyen (69)
BA, LLB, Witwatersrand

Bernard has been a director of Gold Fields since May 1998. He is the deputy chairman of Trans Hex Group Limited and a director of Mvelaphanda Resources Limited and Northam Platinum Limited.

Chris I von Christierson (55)
BComm, Rhodes; MA, Cambridge

Chris has been a director of Gold Fields since February 1999. He is the chairman of Rio Narcea Gold Mines Limited and Afri-Can Marine Minerals Corporation Limited and a Director of Southern Prospecting (UK) Limited.

Jakes G Gerwel (57)
DLitt and Phil (magna cum laude) Brussels

Jakes was appointed a director in August 2002. He is Chancellor of Rhodes University; Nelson Mandela Distinguished Professor in the Humanities at University of Cape Town and University of Western Cape, Chairman of Brimstone Investment Corporation and a director of a number of other companies.

Rupert L Pennant-Rea (55)
BA (Trinity College, Dublin); MA (Univ. of Manchester)

Rupert was appointed a director in July 2002. He is chairman of The Stationery Office Holding Limited, Plantation and General Investments plc. He is a director of British American Tobacco plc, Sherrit International Corporation, First Quantum Minerals and a number of other companies. Previously he was editor of The Economist and deputy governor of the Bank of England.

Members of the executive committee

Ian D Cockerill (49)
BSc (Geology) Hons, London; MSc (Mining)
Royal School of Mines
Chief Executive Officer

Nicholas J Holland (44)
BComm, BAcc, Witwatersrand; CA (SA)
Chief Financial Officer

Mike J Adan (51)
BComm, LLB
Senior Vice President Human Resources

Jimmy W D Dowsley (45)
BSc (Mining Engineering)
Senior Vice President Corporate Development

Paul Fortin (64)
BA LL.L
General Counsel and Chief Legal Advisor

Terence P Goodlace (44)
NHD (Metalliferous Mining) BComm, MBA
Senior Vice President Strategic Planning

Willie Jacobsz (42)
BA
Senior Vice President Investor Relations and Corporate Affairs

John A Munro (35)
BSc (Chemical Engineering)
Executive Vice President Head of International operations

Craig J Nelsen (51)
BA MSc (Geology)
Executive Vice President Exploration

Mike J Prinsloo (49)
BSc (Mining Engineering)
Executive Vice President Head of South Africa operations

Corporate governance

Introduction
Gold Fields is committed to upholding good corporate governance in all of its business dealings in respect of its shareholders and relevant stakeholders. All board members are expected to act in a professional manner, thereby upholding the core values of integrity and enterprise with due regard to their fiduciary duties and responsibilities and in accordance with the company’s Code of Ethics.

The company supports the recommendations of the 2002 King Report and complies with the code of corporate practices and conduct.

In South Africa the company’s shares are listed on the JSE Securities Exchange South Africa (JSE), and in the United States of America (USA) on the New York Stock Exchange (NYSE). The company is registered with the Securities and Exchange Commission in the USA; as a result the requirements of the NYSE and those of the Sarbanes-Oxley Act of 2002 are being implemented. In South Africa the company welcomes the introduction of the new listings requirements of the JSE, which became effective on 1 September 2003.

Board of directors
Gold Fields has a unitary board structure with two executive directors and ten non-executive directors. The majority of the non-executives are independent directors. Details of the directors appear on page 34 to 35 of this annual report. Board members are aware of their duties and responsibilities as board members and the various legislation and regulations affecting their conduct, and the need to ensure that principles of good corporate governance are applied in all their dealings in respect, and on behalf, of the company. The board retains full and effective control of the group and meets at quarterly intervals or more frequently, if required. All retire on a rotational basis and, if eligible, stand for re-election at the annual general meeting. Non-executive directors derive no benefits from the company for their services as directors other than the fees and the share options detailed in the Directors’ Report (pages 55 and 56). The non-executive directors are high-calibre professionals and make a significant contribution to the board’s deliberations and decisions.

The directors have unrestricted access to the advice and services of the corporate secretary and the executive committee and are entitled to seek independent professional advice at the group’s expense, should they need to do so.

In the opinion of the board and based on the financial position of the group at the financial year-end the group is able to continue its business as a going concern. However, the group’s ability to continue as a going concern could be affected by a significant reduction in the gold price and/or a significant strengthening of the rand/dollar exchange rate.

During the year under review, board meetings were held on the following dates and were attended by all members except the following:

2002

24 July	G R Parker and R L Pennant-Rea
30 July	J M McMahon, G R Parker, R L Pennant-Rea and B R van Rooyen
21 August	R L Pennant-Rea
1 October	R L Pennant-Rea
27 November	All present

2003

27 January	G R Parker
3 March	All present
4 March	All present
5 March	T M G Sexwale
27 March	G J Gerwel
17 April	T M G Sexwale
28 and 29 May	All present
9 June	C I von Christierson

Executive Committee
The Executive Committee comprises two executive directors and eight executive officers of the group. The two executive directors are the chief executive officer, as chairman of the committee, and the chief financial officer. This committee meets regularly to review the current performance of the group, develop strategy and policy proposals for consideration by the board and to implement its directives. The names of the members of the committee appear on page 35.

The board has established a number of standing committees comprised entirely of non-executive directors. These committees which include the Nominating and Governance, Audit, Compensation, Health, Safety and Environment committees operate with written terms of reference. The remuneration of non-executive directors for their services on the various committees has been approved by shareholders.

Nominating and Governance Committee
The Nominating and Governance Committee comprises C M T Thompson (Chairman), P J Ryan, T M G Sexwale and B R van Rooyen. This committee is responsible for:

•	developing and implementing the company’s policy on corporate governance issues;

•	developing a policy and process for appointments to the board of directors;

•	identifying a successor to the chairman and chief executive officer; and

•	considering the mandate of board committees, selection and rotation of committee members and chairmen.

The Nominating and Governance Committee met once during the year under review.

Audit Committee
The Audit Committee, which comprises A J Wright (Chairman), G J Gerwel, R L Pennant-Rea, B R van Rooyen and C I von Christierson, inter alia, monitors and reviews:

•	the effectiveness of the group’s information systems and other systems of internal control;

•	the effectiveness of the internal audit function;

•	the reports of both the external and internal auditors;

•	the quarterly and annual reports and specifically the annual financial statements including the 20F included therein;

•	the accounting policies of the group and any proposed revisions thereto;

•	the external audit findings, reports and fees and the approval thereof; and

•	compliance with applicable legislation, requirements of regulatory authorities and the company’s Code of Ethics.

The internal and external auditors have unrestricted access to the Audit Committee and its chairman, ensuring that their independence is in no way impaired. Meetings were held on five occasions during the year under review.

The group internal audit function is headed by the Senior Manager Internal Audit who reports directly to the Chairman of the Audit Committee.

Compensation Committee
The Compensation Committee comprises P J Ryan (Chairman), J M McMahon, G R Parker, C M T Thompson and A J Wright. This committee has established the group’s compensation philosophy, the terms and conditions of employment of executive directors and other executives, including a short-term performance-linked bonus scheme and a long-term share incentive scheme. All executive directors are subject to normal employment contracts with the group’s maximum exposure in this regard limited to two years’ remuneration in the event of any executive director’s services being terminated as a result of a take-over or merger. This committee met on a quarterly basis for the year under review.

Health, Safety and Environment Committee
The Health, Safety and Environment Committee meets on a quarterly basis and comprises J M McMahon (Chairman), G R Parker, T M G Sexwale and C I von Christierson. The committee seeks to minimise mining-related accidents and to ensure that the group’s operations are in compliance with all environmental regulations and to establish policy in respect of HIV/AIDS and health matters.

This committee met on four occasions during the period under review.

Internal control
The board seeks to establish internal controls, which are reviewed regularly for effectiveness. These controls are designed to manage, rather than eliminate, the risk of failure, and provide reasonable, but not absolute, assurance that there is an adequate system of internal control in place.

Internal control is sought through the proper delegation of responsibility within a clearly defined approval framework, accounting procedures and adequate segregation of duties. The group’s internal accounting controls and systems are designed to provide reasonable assurance as to the integrity of the financial statements and to safeguard, verify and maintain the accountability of its assets.

Internal auditors monitor the operation of the internal control systems and report findings and recommendations to the Audit Committee, the directors and management. Corrective action is taken to address deficiencies as and when they are identified. Nothing has come to the attention of your directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

Company Code of Ethics
The company has a Code of Ethics, which applies to directors and employees across the group. The Code of Ethics requires all directors and employees to maintain the highest ethical standards in ensuring that the group’s business practices are conducted in a manner which, in all reasonable circumstances, is beyond reproach. In addition, the group operates a closed period prior to the publication of its quarterly and year-end financial results during which period employees, directors and officers of the group may not deal in the shares of the company. Where appropriate, this is also extended to other sensitive periods.

The board is committed to ensuring the consistent application of the Code of Ethics. The responsibility for overseeing the group’s compliance to this code forms part of the functions of the General Counsel and the Audit Committee. The group has contracted the services of “Tip-off Anonymous”, an independent hotline service provider to facilitate the confidential reporting of fraud and other inappropriate behaviour. Employees found guilty of ethical breaches are disciplined in accordance with the group’s disciplinary code and, should the breach include a criminal act, it is policy to pursue prosecution of the employee concerned. Feedback to date suggests that the ethical standards espoused in the Code are, for the most part, being upheld across the group.

The group places a high emphasis on the development of human capital and, to this end, employees undergo intensive induction courses and refresher courses. Before new employees are offered permanent employment with the group, an external party carries out routine credit, criminal and reference checks on the individual. Should the situation warrant it, these checks are also conducted in respect of existing employees where appropriate.

All employees in a position of authority are governed by a decision framework which sets out the limits of their authority in terms of expenditure, the extent to which they can contractually bind the company and the level at which they can offer employment to new employees. This authority is reviewed annually and is an integral part of the budgeting process.

Risk management
Overall accountability for the total process of risk management vests with the board of Gold Fields Limited. The board recognised the need for an enterprise wide risk management approach as early as 2002 and augmented the risk management activities and processes which had been employed in the business at this time to align it with the recommendations contained in the 2002 King Report on corporate governance as well as other related requirements to which the company was subject to, such as the Sarbanes-Oxley Act of 2002.

The risk management programme adopted by the group recognises that the organisation’s focus remains on the management of all risks that could significantly affect the achievement of the organisation’s objectives, including those related to the assurance of a safe working environment, the protection of assets, the continued generation of shareholder value and the maximisation of the risk reward relationship presented by strategic opportunities. The risk management process presently employed recognises that sustainable growth of a business is inextricably linked to risk and that the most successful companies in the sector will be those that identify and manage their risks holistically and in time. This can only help the company to discharge its responsibilities to its customers, shareholders, employees, suppliers and the communities and society within which it operates.

Whilst the board has accepted responsibility for the total process of risk management, it is relevant to report that the process of risk management and outputs thereof, have been incorporated into the deliberations of the group’s Audit Committee who critically review reports presented at each meeting.

In addition, the group has appointed a senior employee to the position of group manager to co-ordinate and manage the risk management practices throughout the group. This function has been effective for the period under review and its line of responsibility is to the chief financial officer.

The group recognises the dynamic nature of risk and hence regards risk assessment as a continual process made up of continual risk identification, linked to the recognition of internal and external changes and continual interventions.

The process embarked on in F2003 has focused on the South African interest of the group, inclusive of all its operations and functional areas. This will be expanded to include the balance of the company’s international interests within the present financial year. The process makes use of internal capabilities and skills as well as external specialist consultants in the field of risk management. The process embarked on allowed for the identification of over 100 critical risk issues, the recognition of existing controls employed to manage the individual risks, the recognition of senior executives responsible for the management of the individual risks and the likely causal links as well as likely impacts on the group and its entities should the management controls fail. A recognised risk prioritisation methodology evaluated the severity and probability of each individual risk exposure to give management the necessary priority of action for the continued management and mitigation of individual risk exposures.

The risk assessment exercise identified changes in the legislative and regulatory environment in which the company operates, as well as some market and financial volatility exposures as relevant uncertainties that could affect the group’s ability to achieve its business and strategic objectives. The risk associated with the South African rand and Australian dollar fluctuations against other currencies was also recognised as an exposure to which the whole industry is presently exposed. Inherent risks associated with mining activities such as mineral resources availability and quality, health and safety risks associated with deep level mining and underground fire risk were also recognised, together with the wide array of other risks contained in a risk register format. In the whole it was found that the sum of the risks facing the company are known and thus well managed through the ‘hands on’ approach used by its executives and management team, a cornerstone of the company’s culture and intrinsic style of management. Strategies and initiatives have been devised for implementation where it was found that further management attention was required to manage particular risks.

During the year under review, the risk assessment process also recognised which of the critical risks and critical elements of controls were presently subjected to assurance activities, this will enable the group to continually improve its risk control assurance activities towards more of a risk based approach in the coming year. Assurance activities remain an important function of the group’s risk management philosophy and continue to be provided to the group by its internal audit function and selected external specialists. A defined operational risk programme continues to form part of this process whereby each operation is surveyed by the external consultants to regularly review loss prevention strategies and elements of control employed to manage particular areas of pure operational risks.

Supplementary risk management activities planned for the forthcoming year include the rationalisation of a risk charter, policy, and framework, the establishment of a common platform and language for the management of all risks in the organisation. It is envisaged that as the group attains an elevated level of sophistication within its risk management activities, the existing risk profiles and associated controls will be aligned to the group’s risk financing philosophy and practices. These were changed in the year under review to a maximum cover obtained per event and in the aggregate limited to US$100 million for underground risks and US$300 million for surface risks. Current estimates are that the maximum foreseeable loss per event for an underground loss is US$30 million and surface loss US$63 million. The group has taken the decision to change from gross profit to standing charges only (fixed cost) basis of business interruption cover in an effort to reduce costs. Should the group suffer a major loss, future earnings could be affected.

Employment equity
The group has a formal Employment Equity Plan which is aligned with the requirements of the Employment Equity Act, and which has been approved by organised labour. The Plan includes numerical targets to be achieved over a five-year period, and Employment Equity Forums have been established at both group and operational level to implement the Employment Equity Plan and monitor progress. A sub-committee of the Group Employment Equity Forum will in future deal with discrimination related issues.

Equity training has been completed, and diversity training has commenced on all operations. Progress is being made towards achieving equity targets as set out in the table below:

Employment equity targets for designated persons
(All figures are percentages)

		June 2003
	June 2002			June 2008
Occupational category	Actual	Actual	Target	Target

Senior management	8	14	15	40
Professionals	47	55	53	57
Technicians and associated professionals	37	45	45	50
Clerks	96	95	95	94
Service and sales workers	99	97	97	96
Craft and related trades	44	5	49	53
Plant and machine operators	100	100	98	97
Elementary occupations	100	100	98	97

	2003	2002

Total workforce	45,940	49,760
Workforce profile
Racial and gender profile
Non-designated group	3,553	4,127
White females	457	541
Black males	41,209	44,418
Black females	721	674
Occupational level profile
Management	2,061	2,190
Non-management	43,879	47,570
Management profile by gender
Females	199	195
Males	1,862	1,995
Management profile by race
Whites	1,621	1,882
African, Coloureds and Asians	440	368
Non-management profile by gender
Females	979	1,020
Males	42,900	46,550
Non-management profile by race
Whites	2,389	2,846
Africans, Coloureds and Asians	41,490	44,724

Investor and shareholder relations
Regular presentations are made by executive management to institutional investors, analysts and the media in South Africa, North America and Europe to communicate group strategy and performance. Constant contact is maintained with these groups by the group’s investor relations departments based in South Africa and North America.

A corporate website (http:///www.goldfields.co.za/www.gold-fields.com) facilitates the dissemination of the latest group financial and operational data as well as historical information.

Sustainable development
A separate detailed report on Sustainable Development accompanies this annual report.

Corporate secretarial function
The corporate secretary is responsible for ensuring that the applicable rules and regulations for the conduct of the affairs of the board are complied with and for ensuring that all matters associated with its efficient operation are maintained.

In addition to his statutory duties, the corporate secretary is required to provide the board as a whole and the board members individually with detailed guidance as to how their responsibilities should be properly discharged in the best interests of the company. Furthermore, the corporate secretary is required to provide a central source of guidance and advice to the board.

Annual financial statements

CONTENTS

Approval of the annual financial statements	42
Report of the independent auditors	43
Corporate secretary’s confirmation	43
Management’s discussion and analysis of the financial statements	44
Directors’ report	51
Accounting policies	57
Group income statements	62
Group balance sheets	63
Group statements of changes in shareholders’ equity	64
Group cash flow statements	65
Group notes to financial statements	66
Company income statement	84
Company balance sheets	85
Company statement of changes in shareholders’ equity	86
Company cash flow statement	87
Company notes to financial statements	88
Major group investments	90
Segmental reports — South African rand	91
Segmental reports — US dollar	92
Operating and financial information by mine	93
Shareholders’ information	96
Notice of meeting	97
Proxy form	99
Administration and corporate information	back cover

Approval of the annual financial statements

The financial statements for the year ended 30 June 2003, which appear on pages 62 to 89 were approved by the directors on 8 September 2003.

The directors are responsible for the fair presentation to shareholders of the affairs of the company and of the group as at the end of the financial year, and of the results for the year, as set out in the annual financial statements. The directors are responsible for the overall co-ordination of the preparation and presentation and for the approval of the financial statements.

The auditors are responsible for auditing and reporting on the financial statements in the course of executing their statutory duties. The financial statements have been prepared on a going concern basis, conform with the applicable accounting standards and are presented applying consistent accounting policies supported by reasonable and prudent judgements and estimates. To discharge this responsibility, the group maintains accounting and administrative control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and procedures. The accounting policies of the group are set out on pages 57 to 61 of this report.

Report of the independent auditors

To the members of Gold Fields Limited

We have audited the annual financial statements and group annual financial statements set out on pages 51 to 92 for the year ended 30 June 2003. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with generally accepted auditing standards in South Africa and in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

•	Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

•	Assessing the accounting principles used and significant estimates made by management.

•	Evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion
In our opinion, the financial statements fairly present, in all material aspects, the financial position of the company and the group at 30 June 2003, the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and in the manner required by the South African Companies Act.

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg	8 September 2003

Corporate secretary’s confirmation

In terms of Section 268G(d) of the Companies Act, 1973, as amended, I certify that the company has lodged with the Registrar of Companies all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

C Farrel Corporate Secretary	8 September 2003

Management’s discussion and analysis of the financial statements

(The following Management’s Discussion and Analysis of the Financial Statements should be read together with Gold Fields’ consolidated financial statements, including the notes appearing with these financial statements.)

The financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) and South African Statements of Generally Accepted Accounting Practice, which is consistent with the previous year.

Introduction
During the previous year — F2002, operations were acquired in Australia (St Ives and Agnew, effective 30 November 2001) and Ghana (Damang, effective 24 January 2002). These acquisitions are incorporated into the consolidated financial statements for the full year for the first time, as compared to the previous year, in which they were included from the effective date of acquisition.

The group received an offer and subsequently disposed of the St Helena mine, effective from 30 October 2002, to the ARMgold/Harmony Freegold Joint Venture Company (Pty) Ltd (Free Gold). The results for this mine are therefore included for four months of the year to 30 October 2002, as compared to the full period for F2002.

Results for the year
Net earnings for F2003 were R2,953 million (or 626 cents per share), compared to R3,073 million (or 662 cents per share) achieved for the previous financial year. The decrease was due to lower earnings at Beatrix and Driefontein of R440 million and R152 million respectively, offset by the profit on the sale of St Helena and profits on the sale of listed investments. The lower net earnings at Beatrix was due to an increase in taxation of R212 million as tax losses were fully utilised in the previous year and because of increased costs resulting from the higher volumes required to offset the lower grades encountered during the year. Driefontein was similarly impacted by lower grades.

Headline earnings, which exclude the impact of the profit on the disposal of St Helena’s assets and profits on the sale of investments, were R2,393 million or 507 cents per share for F2003, compared to headline earnings for the previous year of R3,073 million or 662 cents per share.

These results are analysed as follows:

Revenues
Product sales increased by R1,365 million or 11 per cent, from R12,528 million in F2002, to R13,893 million in F2003. The increase in revenue is due to increased sales volume arising from acquisitions included for the full year for the first time, and higher gold prices received. The increased sales achieved of 4.60 million ounces of gold in F2003 compares to 4.21 million ounces in F2002. The increase in sales results from the acquisitions included for the full year, which adds an additional 391,000 ounces when compared to last year. Damang added 158,000 ounces and Australia’s St Ives and Agnew 172,000 and 61,000 ounces respectively. This is slightly offset by the decrease in production due to the disposal of St Helena, which contributed 116,000 ounces last year as compared to 44,000 ounces in F2003. On a comparable basis, excluding the effect of the acquisitions for a full year in F2003 and the disposal of St Helena, gold sales were the same as the previous year. The 42,000 ounce reduction at Driefontein, mainly due to lower yields, was offset by an increase at Kloof of 43,000 ounces, while production from Beatrix and Tarkwa remained virtually unchanged year-on-year.

The gold price continued its recovery in F2003, increasing 14 per cent to average US$333 per ounce, compared to US$292 per ounce in F2002. However, the average South African rand/United States dollar exchange rate strengthened by 11 per cent from an average of R10.19 in F2002 to an average of R9.07 for F2003. The increased US dollar gold price, largely offset by the stronger South African rand, resulted in the average realised South African rand gold price increasing just over 1 per cent to R97,060 per kilogram in F2003, compared to R95,730 per kilogram in F2002.

Cost of sales
Cost of sales, which consists of operating costs, changes in gold inventories and amortisation and depreciation, increased to R10,493 million in F2003, compared to R8,722 million in F2002. The impact of the acquisitions in Australia and Ghana brought to account for the full year in F2003 comprised R962 million of this increase, while the disposal of St Helena had a positive impact of R192 million. Cost of sales excluding the costs associated with accounting for the acquisitions for a full year and the disposal of St Helena would have been R7,956 million, an increase of 10 per cent.

The table below presents the analysis of cost of sales:

		F2003	F2002
Analysis of cost of sales		Rm	Rm

Total cash costs		8,841	7,415
Add:	General and administration	416	373
	Rehabilitation	30	41
	Gold inventory — cash portion	(17)	91
	Royalties	(128)	(94)

Operating costs		9,142	7,826
Add:	Gold inventory change	10	(83)
	Amortisation and depreciation	1,341	979

Cost of sales		10,493	8,722

The analysis that follows provides a more detailed comparison of costs year on year taking into account changes in production levels.

Operating costs
The following table sets out for each operation and the group, total ounces produced, total cash costs and total production costs for the years ended 30 June 2002 and 2003.

	Year ended 30 June 2003					Year ended 30 June 2002

		Total	Total	Total	Total		Total	Total	Total	Total
	Gold	cash	production	cash	production	Gold	cash	production	cash	production
	production	costs	costs	costs	costs	production	costs	costs	costs	costs
	('000 oz)	(US$/oz)	(US$/oz)	(R/kg)	(R/kg)	('000 oz)	(US$/oz)	(US$/oz)	(R/kg)	(R/kg)

Driefontein	1,238	202	223	58,841	65,021	1,326	158	176	51,153	56,965
Kloof(1)	1,140	215	238	62,757	69,265	1,101	179	192	57,833	62,055
Free State
Beatrix	659	229	245	66,907	71,354	655	173	185	55,894	59,798
St Helena	44	259	259	83,800	83,873	116	257	257	83,172	83,283

Total SA operations	3,081	214	234	62,342	68,190	3,198	172	186	55,565	60,234
Ghana
Tarkwa(2)	540	194	223	56,700	65,138	544	171	195	55,242	63,245
Damang(3)	299	243	267	70,736	77,765	141	200	223	70,370	78,490
Australia(4)			287		83,634			239		85,134
St Ives	513	188		54,873		341	160		57,074
Agnew	144	255		74,317		83	232		82,016

Total	4,577					4,307

Weighted average(5)		212	242	61,766	70,659		173	194	56,662	63,743

Notes:
(1) Includes 74,600 ounces of gold production at Kloof 4 shaft, capitalised F2002.
(2) In F2003 and F2002, 383,900 ounces and 386,800 ounces respectively were attributable to Gold Fields.
(3) In F2003 and F2002, 212,700 ounces and 100,500 ounces respectively were attributable to Gold Fields.
(4) Total production costs for the Australian operations are not split between the two operations.
(5) Total cash costs and total production costs are calculated in accordance with the Gold Institute industry standard.

The weighted average total cash cost per ounce increased by US$39 per ounce or 23 per cent from US$173 per ounce in F2002, to US$212 per ounce in F2003. The principal reason for the increase was the stronger rand/US dollar exchange rate, together with normal inflationary increases at all operations and costs associated with additional mining volumes at the South African operations to counter the 9 per cent drop in underground yields over the past year.

The weighted average total cash costs at the South African operations in rand terms increased 12 per cent from R55,565 per kilogram to R62,342 per kilogram due to the effects of South African inflation of 9 per cent and negotiated wage increases that approximated 9 per cent, together with lower yields. Rand per underground ton at the South African operations increased by only 3 per cent year-on-year to R509 per ton, evidencing good cost control despite the drop in yield.

Operating costs increased by R1,316 million from R7,826 million in F2002 to R9,142 million in F2003. The acquisitions in Australia and Ghana accounted for R800 million of this increase, while the disposal of St Helena had a positive impact of R192 million. Excluding the effects of the acquisitions and disposal given above, operating costs increased by R708 million to R7,130 million or 11 per cent. Of this increase of 11 per cent, R281 million or 40 per cent is due to operating costs associated with increased production ounces at Kloof 4 sub-vertical shaft as this shaft builds up production. This, together with a year-on-year increase of 10 per cent and 19 per cent in stoping and development respectively at the South African operations, firstly to counter the lower grades and secondly to ensure mining flexibility, along with normal inflationary pressures comprises most of the balance. This is partly offset by a decrease at Tarkwa of R88 million as a result of the stronger rand/US dollar exchange rate. In US dollar terms the costs at Tarkwa were flat year-on-year.

General and administration (G & A) costs
General and administration costs increased by R43 million from R373 million in F2002 to R416 million in F2003. The group’s acquisitions contributed R29 million of the increase, with the balance at an average increase of 3 per cent, which is well below inflation. Total G & A costs remained at less than US$9 per ounce, which compares favourably with both local and international peers.

Amortisation and depreciation
Amortisation and depreciation increased by R362 million, from R979 million in F2002 to R1,341 million in F2003. The acquisitions in Australia and Ghana resulted in an increase in depreciation of R247 million and R29 million respectively, which is responsible for R276 million of this increase. The majority of the balance of the increase is due to commencement of amortisation at Kloof 4 sub-vertical shaft.

Net operating profit
As a consequence of the aforegoing, net operating profit decreased to R3,400 million in F2003, from R3,806 million in F2002.

Investment income
Income from investments more than doubled, from R92 million in F2002 to R202 million in F2003. The increase is mainly due to higher interest received in line with the higher cash balances.

Finance (expense)/income
A finance expense of R12 million in F2003 compares to a finance income of R34 million in F2002. The main reason for the net turnabout of R46 million is due to a lower net gain on foreign debt arising from a significant reduction in debt. This year the gain amounted to R81 million (R46 million realised gain and R35 million unrealised gain), compared to a net R139 million gain (R10 million realised loss and R149 million unrealised gain) in F2002. The debt was used to finance part of the purchase price of the acquisition of the St Ives and Agnew operations with a draw down of US$165 million from a US dollar-denominated syndicated credit facility of US$250 million, which bears interest at 1.15 per cent above LIBOR. The balance of the loan at the beginning of the year was US$149 million, which reduced to US$29 million by year end as a result of scheduled payments and prepayments. The proceeds from the sale of investments in Eldorado Gold Corporation, Glamis Gold Limited and Chesapeake Gold Corporation sold during the second half of F2003 were used to finance a significant portion of the loan prepayments. The group has incurred interest of R34 million on the syndicated credit facility this year.

In connection with its purchase of a 71.1 per cent interest in Abosso Gold Fields Limited, the group utilised the full amount of a two-year term loan facility totalling US$50 million to finance its share of the purchase price of US$33 million, to replace an existing letter of credit facility, which serves as an environmental performance bond, and to refinance existing external debt of US$10 million. At the end of June 2003 the loan balance was US$12 million and interest paid and accrued during F2003 amounted to R6 million.

The group paid interest of R44 million in F2003 mainly due to the above loan facilities.

Financial instruments
During F2002 two currency financial instruments were established as follows:

US dollar/Australian dollar financial instruments — St Ives and Agnew
In conjunction with the acquisition of St Ives and Agnew, the group implemented a hedging strategy to protect the cash flows of these operations against an appreciation of the Australian dollar, as a significant portion of the purchase price was financed with debt, and due to the sensitivity of the cash flows to changes in the US dollar/Australian dollar exchange rate. In addition the lenders required a hedging strategy to be established and maintained. Accordingly, Gold Fields entered into various currency financial instruments covering a total of US$500 million over a five year period to December 2006.

The instruments consisted of the following:

•	A series of forward sales contracts covering an aggregate amount of US$250 million. The contracts require Gold Fields Australia to sell US$12.5 million for Australian dollars in quarterly instalments commencing in the quarter ended 31 March 2002 and ending in the quarter ended 31 December 2006. The average forward exchange rate is US$0.4934 per Australian dollar.

•	US$250 million of zero cost collars in quarterly amounts of US$12.5 million commencing in quarter ended 1 March 2002 and ending in the quarter ended 31 December 2006. The average downside protection level in each quarter is US$0.5191 per Australian dollar with average upside participation down to US$0.4289 per Australian dollar. However, should the exchange rate at any time in any quarter be below the average rate of US$0.4289, the rate achieved for that quarter will be on average AUS$0.5040.

At the beginning of the financial year, US$475 million of these financial instruments remained outstanding split evenly between forward sales and zero cost collars. During the year US$62.5 million of the forward sales were closed out and US$112.5 million of the zero cost collars were closed, leaving a balance of forward sales and zero cost collars at year end of US$300 million. The total close-out was US$75 million in excess of the scheduled annual maturity of US$100 million so as to lock-in a portion of the profit resulting from the stronger Australian dollar, which reached above 66 cents to the US dollar late in the fiscal year.

Unrealised gain
Of the R324 million unrealised gain on financial instruments in F2003, R333 million relates to the positive marked-to-market valuation of the St Ives and Agnew US dollar/Australian dollar currency financial instruments. The balance of R9 million relates to the negative marked-to-market valuation of the outstanding US$36 million US dollar/rand currency financial instruments purchased to protect the group’s commitment in respect of the Tarkwa mill and owner mining projects approved last quarter for US$159 million. It is anticipated that this amount will be funded from South African sources. The weighted average forward rate in respect of the forward cover established was R8.73 maturing on 3 June 2004.

Realised gains
The realised gains on financial instruments in F2003 of R137 million included R95 million as a result of the close outs referred to above and R42 million in respect of the amortisation of the deferred hedging gains at Abosso, compared to R41 million in F2002.

Exploration expense
Gold Fields spent R212 million on exploration in F2003 compared to R92 million in F2002, an increase of over 100 per cent. This amount includes R60 million (US$7 million) in respect of a write-off of all expenditure incurred during the year on “farm-in” projects, in which an ownership interest has not yet vested. Notwithstanding this, there has been a deliberate effort to step up our exploration activities. The bulk of the expenditure has been incurred on a diversified pipeline of early stage projects in Africa, Australia, Bulgaria, China and South and Central America. Subject to continued exploration success, and our ability to finance, expenditure is expected to range between US$30 million and US$40 million per annum.

Exceptional items
Profit on disposal of St Helena
During the year the group disposed of the St Helena mine including all environmental liabilities, yielding a profit on disposal of R122 million. The sale to Free Gold was finalised and became effective on 30 October 2002.

Profit on the sale of investments
It was decided to liquidate certain of our long-term investments and use the proceeds to accelerate debt reduction offshore. Profit on the sale of these investments amounted to R480 million (Rnil in F2002) resulting from the following sales:

•	R345 million from the sale of all of our 30.5 million shares in Eldorado Gold Corporation,

•	R119 million from the sale of 1.5 million share in Glamis Gold Limited,

•	R14 million from the sale of 0.4 million shares in ARMgold, and

•	R2 million from the sale of 73,000 shares in Chesapeake Gold Corporation.

Retirement of health care obligations
In order to reduce the post-retirement health care long-term liability on the balance sheet in respect of an obligation to fund 50 per cent of contributions of pensioners and dependents to the medical scheme, approximately 61 per cent of pensioners and dependents were bought out of the scheme at a 15 per cent premium to the latest actuarial valuation. The premium was charged to the income statement and amounted to R27 million.

Impairment of assets
The group continuously reassesses the carrying value and recoverability of its mining assets.

The following estimates and assumptions were used by management when reviewing the long-term assets for impairments:

•	A gold price of R95,000 per kilogram for the South African operations, US$325 per ounce for the Ghananian operations and AUS$580 per ounce for the Australian operations.

•	The extraction of proved and probable reserves as per the most recent life of mine plan.

•	Operating costs and capital expenditure estimates as per the most recent life of mine plan.

The assessments for F2003 and F2002 did not require any impairment charge to the income statement.

Mining and income tax
The table below indicates Gold Fields’ effective tax rate for F2003 and F2002.

	Year ended 30 June

Income and mining tax	2003	2002

Effective tax expense rate	30.7	27.7

In F2003, the effective tax benefit rate of 31 per cent differed from the statutory tax rate of 46 per cent for the group, due to a credit of R203 million relating to all non-South African mining taxed at lower rates, R167 million credit relating to the South African mining tax formula, R286 million credit on net non-taxable and non-deductable expenditure, mainly the realised gain on the foreign debt and exploration expenditure not deductable, and the utilisation of R124 million assessed losses not previously recognised throughout the group. This was partly offset by the group incurring R146 million in charges relating to taxes and royalties in Ghana and Australia.

Minority shareholders interest
Minority interests represent attributable earnings of R128 million in F2003, compared to earnings of R124 million in F2002. These amounts reflect the portion of the net income of Gold Fields Ghana and Abosso Goldfields attributable to its minority shareholders.

Net earnings
Because of the factors discussed above, Gold Fields realised earnings of R2,953 million in F2003 as compared to R3,073 million for F2002.

Earnings for the year to June 2003, excluding the effect of gains and losses on financial instruments and foreign debt and exceptional items, which include the profit on disposal of St Helena and the sale of investments was R2,011 million as compared to R2,590 million on a comparable basis in F2002.

Liquidity and capital resources
Cash resources
Operations
Net cash flow from operating activities was R2,303 million in F2003 as compared to R3,837 million in F2002. The decrease of R1,534 million was a result of an increase of R478 million in taxes paid and an increase of R1,164 million in dividends paid, which includes a dividend of R52 million paid to minority shareholders of Gold Fields Ghana Limited.

Investing activities
Net cash utilised in investing activities was R1,938 million in F2003 as compared to R4,000 million in F2002. The decrease of R2,062 million was due to the acquisition of subsidiaries of R2,225 million in F2002, being St Ives and Agnew of R1,850 million on 1 December 2001, and Abosso Goldfields of R375 million on 23 January 2002. The proceeds on the sale of investments of R562 million and the proceeds from the sale of St Helena of R120 million were offset by an increase in capital expenditure to R2,294 million in F2003 as compared to capital expenditure of R1,567 million in F2002. The group has forecast R2.52 billion in capital expenditure for F2004, which it expects to finance from internal sources and credit facilities to the extent required.

Investments
Gold Fields invested AUS$10 million (R50 million) in the purchase of a 10 per cent share of Sino Mining, an Australian gold company with several highly promising prospects in China, with the majority of the remainder of investment spending in F2003 relating to a number of equity positions in various offshore listed exploration project companies.

During the year R562 million was derived from the sale of listed investments, including Eldorado Gold Corporation (R384 million), Glamis Gold Limited (R145 million), ARMgold Limited (R31 million) and Chesapeake Gold Corporation (R2 million).

Financing
Net cash utilised in financing activities was R1,144 million in F2003 as compared to net cash generated of R1,947 million in F2002. The cash utilised in F2003 was due primarily to prepayments and scheduled repayments of the various finance facilities established in F2002.

Total loans repaid in F2003 amounted to R1,101 million. The loan repayment includes a US$120 million reduction in the Australian loan from US$149 million to US$29 million at year-end and repayment of the Abosso loan of US$21 million, resulting in an outstanding balance at year-end of US$12 million.

Cash utilised for F2003 amounted to R779 million, primarily due to the decrease in operating cash flows, the increase in capital expenditure and the repayment of a substantial portion of offshore debt, as described above compared to net cash generated of R1,784 million in F2002. Total group cash and cash equivalents amounted to R1,041 million at 30 June 2003, as compared to R2,027 million at the end of F2002.

Gold Fields retains US$90 million of unutilised revolving credit facilities arising from the US$250 million syndicated loan facility concluded during F2002.

Long-term provisions
Long-term provisions at the end of F2003 were R806 million as compared to R1,030 million in F2002 and include provisions for post-retirement health care costs of R91 million (F2002: R260 million) and a provision for closure and environmental rehabilitation costs of R715 million (F2002: R770 million). The reduction in the health care provision is due to the buy-out of approximately 61 per cent of the participants in the scheme, while the reduction in the environment provision is due to the released liability at St Helena of R42 million, together with the effect the stronger rand has had on the foreign liabilities.

Provision for post-retirement health care costs
The group medical scheme, Medisense, provides benefits to employees and certain of its former employees. The group remains liable for 50 per cent of the employees’ medical contributions to the medical schemes after retirement for those employees who were members of Aumed in the Free State prior to 31 August 1997 and members of Medisense in the West Wits prior to 31 January 1999. During the year 61 per cent of these obligations were retired for an amount of R202 million. Included in the R202 million is a premium of R27 million to the latest actuarial valuation.

Provision for closure and environmental rehabilitation costs
The amount provided for rehabilitation obligations decreased from R770 million in F2002, to R715 million for F2003. The provision for rehabilitation obligations represents the present value of closure, rehabilitation and other environmental obligations incurred up to 30 June 2003. The provision is updated annually to take account of inflation, the time value of money and any new environmental obligations identified. The discount rate applied in F2003 remained unchanged from the previous year at 11 per cent for the South African operations, 5.5 per cent in Ghana and 5 per cent in Australia. The rates of inflation used in F2003 are 7.5 per cent for South Africa and 3 per cent in Ghana and Australia. The inflation adjustment for the year was R31 million; the interest adjustment was R13 million.

The South African operations contribute to a dedicated environmental trust fund to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased from R252 million in F2002 to R275 million in F2003. The increase consists of contributions of R29 million and interest income of R29 million partly offset by the disposal of St Helena of R36 million. The South African operations will continue to contribute annually to the trust fund over the remaining life of the mines, which should ensure that sufficient funds will be available to discharge commitments for future rehabilitation costs.

Other initiatives
Shared services
After several months of planning a Shared Services division combining the procurement and financial services of the South African operations was implemented during February 2003. The intention is to provide these services to the group more efficiently and in line with best practice. Significant benefits are expected over the years ahead.

Nicholas J Holland Chief Financial Officer	8 September 2003

Directors’ report

The directors have pleasure in submitting their report and the annual financial statements of the company and the group for the year ended 30 June 2003.

Profile
Business of the company
Gold Fields Limited is one of the world’s largest precious metals producers with mining operations in Australia, Ghana and South Africa. In addition, exploration for gold and other precious metals is conducted worldwide.

Financial results
The financial statements set out fully the financial results of the company and the group. A synopsis of the financial results for the year is set out in the Management’s Discussion and Analysis of the financial results on pages 44 to 50.

International Financial Reporting Standards
The Gold Fields group’s annual financial statements comply with International Financial Reporting Standards and South African Statements of Generally Accepted Accounting Practice.

Reporting in United States dollars
To assist international investors the group’s annual financial statements have also been translated into United States dollars for convenience.

Share capital
Authorised
The company’s authorised share capital of 1,000,000,000 shares of 50 cents remained unchanged during the year.

Issued
A total of 1,842,648 shares were issued in terms of the GF Management Incentive Scheme. This, resulted in the total issued ordinary shares at 30 June 2003 increasing to 472,364,872 (2002: 470,522,224) ordinary shares of 50 cents each.

The unissued ordinary shares exclusive of the number of shares reserved for purposes of the two incentive schemes namely the G F Management Incentive Scheme and the GF Non-executive Director Share Plan, are under the control of the directors until the forthcoming annual general meeting. Shareholders will be asked to renew this authority at the annual general meeting. In addition, shareholders will also be requested to authorise the directors to issue up to 15 per cent of the unissued shares for cash, other than by means of a rights offer. These resolutions are both subject to compliance with the rules of the JSE Securities Exchange SA. The proposed resolutions are set out in the notice convening the annual general meeting.

Repurchase of shares
In terms of the Companies Act No. 61 of 1973 it is possible for a company or its subsidiaries to acquire its own shares and for subsidiaries to acquire shares of its holding company. In order to provide flexibility, your directors recommended that resolutions permitting such acquisitions be passed at the forthcoming annual general meeting.

Shareholding in the company
The issued capital of the company is held by public and non-public entities as follows:

Number of shares	000%

Public	373,373	79.0
Non-public	100	0.0
Directors	424	0.1
Holding over 10%	98,468	20.9

Total	472,365	100.0

Anglo American plc holds 98.5 million shares in the company (20.9 per cent). The other significant shareholders in the group are listed on page 96.

The GF Management Incentive Scheme
At the annual general meeting held on 10 November 1999 shareholders approved the adoption of the GF Management Incentive scheme to substitute the scheme in place prior to the reverse takeover of Driefontein by Gold Fields in 1999. This scheme was introduced to provide an incentive for certain officers and employees of the group to acquire shares in the company.

Details of the scheme are as follows:

	Number	Average
	of	option
	shares	price (cps)

Outstanding at 1 July 2002	6,578,112	3,145
Granted during the year	3,128,700	8,930
Exercised and released	(1,842,648)	2,164
Forfeited	(40,000)	9,295
Outstanding at 30 June 2003	7,824,164	5,658
The executive directors’ participation which is included in the above figures, is as follows	825,900	4,206

The directors are authorised to issue, allot and grant options to acquire up to a maximum of 22,791,830 ordinary shares in the unissued share capital of the company in terms of the incentive scheme. At 30 June 2003 this represented 4.83 per cent of shares in issue.

The salient features of the scheme are as follows:
•	Share options vest as follows:
•	upon the second anniversary of the grant date, a third of the total option grant vests, and
•	then annually upon future anniversaries of the grant date, a further third of the total option grant vests.
•	Share options expire no later than seven years from the grant date.

The GF Non-executive Director Share Plan
At the annual general meeting held on 31 October 2001 shareholders approved a resolution to proceed with the allocation of options to non-executive directors. As a result of that decision, each non-executive director has been allocated the options detailed on page 56.

The salient features of the scheme are as follows:
•	Share options vest one year after allocation
•	10,000 share options will be issued annually to non-executive directors provided there is 75 per cent attendance at meetings
•	Share options will be forfeited 30 days after leaving the board.

Financial affairs
Dividend policy
The company’s dividend policy is to declare an interim and final dividend in respect of each financial year based on 50 per cent of the earnings for the year before taking account of investment opportunities. Earnings are adjusted to exclude unrealised gains and losses on financial instruments and foreign debt.

Dividends for the year ended 30 June 2003.
The company declared an interim dividend of 150 cents per share on 27 January 2003. The dividend was paid on 24 February 2003.

A final dividend of 100 cents per share was declared on 29 July 2003. The dividend was declared in the currency of the Republic of South Africa. The dividend was paid on 25 August 2003.

The dividend resulted in a payout of 59 per cent for the year based on net earnings excluding gains and losses on financial instruments and foreign debt as well as exceptional items. Most of the gains on the instruments were unrealised and the exceptional items, being mainly profits on sales of investments, were applied to debt reduction. The dividend was also influenced by the significant capital expenditure, which was R2.3 billion for the year.

Borrowing powers
In terms of the provisions of Article 12.1 of the Articles of Association, the borrowing powers of the company are unlimited.

Fixed assets
Capital expenditure
Capital expenditure for the year amounted to R2,294.1 million (2002: R1,566.7 million). Estimated capital expenditure for the 2004 financial year is R2,520 million and will be funded from internal sources and, to the extent necessary, borrowings.

Investments
Disposals
During the year under review the company disposed of some of its non-core holdings in Eldorado Gold Corporation, Glamis Gold Limited, Cheasapeake Gold Corporation and ARMgold resulting in a profit of R480 million.

Acquisitions
A 10 per cent interest was acquired, for Australian $10 million, in Sino Mining, an Australian company with one operating mine and several highly promising prospects in China. On 6 August 2003 the board of Directors approved the acquisition by the company of a further 49% interest in Arctic Platinum Partnership from Outokumpu for US$31 million, of which US$23 million was cash and the balance in shares.

Going concern
The financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief that the company and the group have adequate resources to continue as a going concern for the foreseeable future.

Property
The register of property and mineral rights is available for inspection at the registered office of the company during normal business hours.

Post-balance sheet events
No material events other than described above have occurred since the date of the financial statements and the date of approval thereof, the knowledge of which would affect the ability of the users of these statements to make proper evaluations and decisions.

Environmental obligations
The group has made provision in the financial statements for environmental rehabilitation costs amounting to R715.3 million (2002: R770.2 million). Cash contributions of R29.1 million (2002: R53.4 million) have been paid during the year to a dedicated trust fund created to fund these provisions with the total amounts invested at the year end amounting to R275 million (2002: R252.7 million).

Special resolutions
Special resolutions, requiring disclosure in terms of the Listings Requirements of the JSE Securities Exchange South Africa, were passed at the annual general meeting of shareholders held on 6 December 2002 in regard to:
•	a general authority to enable the company to acquire its own shares and shares in any holding company of the company and for any of the company’s subsidiaries to acquire shares in the company; and
•	the reduction in the share premium account.

Black economic empowerment transaction
On 10 June 2003 a joint cautionary announcement was issued to shareholders of Gold Fields and Mvelaphanda Resource Limited (Mvela) stating that agreement in principle had been reached between Mvela and Gold Fields, in terms of which Mvela would acquire a beneficial interest of 15 per cent in the South African gold mining assets of Gold Fields for a consideration of R4.1 billion. Mvela has undertaken to facilitate the participation of other Black Economic Empowerment groups in the transaction by inviting these groups to acquire a minority share of the effective 15 per cent of the assets made available by Gold Fields.

This transaction represents a significant milestone towards meeting the requirements of the Mining Charter.

The value of the assets is based on life of mine valuations and represents fair market value. Funding will be by way of a significant equity capital raising by Mvela, vendor finance provided by Gold Fields of R300 million on commercial terms and the balance by the raising of debt by Mvela.

Mvela is in the process of undergoing a debt raising exercise. Once funding commitments are received, a detailed terms announcement will be made.

Legal
A law suit was filed by Zalumzi Singleton Mtwesi (Mtwesi) against Gold Fields Limited in the Supreme Court of the State of New York County of New York on 6 May 2003. Mtwesi alleges, inter alia, that during the apartheid era, he was subjected to human rights violations. Mtwesi has filed the suit on behalf of himself and as representative of all other victims and all other persons similarly situated (the plaintiffs class). In summary, Mtwesi and the plaintiffs class demand an order certifying the plaintiffs’ class and compensatory damages from Gold Fields Limited. The suit has not been served on Gold Fields Limited. If and when service of the suit takes place it will be vigorously contested.

Community development projects
On 10 April 2003 a R70 million community development project, set to produce 25 million rose stems a year for the international market, was launched by Gold Fields. The project, known as Living Gold, is a joint venture with the Industrial Development Corporation. Located on the West Rand in South Africa this project, together with several other proposals in the pipeline, will assist in the battle against unemployment and poverty in the area. Sustainable development is a core strategy of Gold Fields and it is hoped that the benefits of this project will long outlive mining in that area.

Directorate
Composition of the board
The directors of the company at the date of this report are shown on pages 34 and 35.

The directors retiring in terms of the company’s Articles of Association are Messrs J M McMahon, B R van Rooyen, C I von Christierson and A J Wright, and being eligible offer themselves for re-election. At the forthcoming annual general meeting members will be requested to consider the necessary resolutions. A brief summary of their curricula vitae appears on pages 34 and 35.

The directors are not required to hold shares in Gold Fields, although a shareholding qualification may be imposed at any meeting of the shareholders.

The Articles of Association do not provide for a mandatory retirement age for directors.

Some of the executive officers and all of the executive directors are members of the board of directors of various subsidiaries of Gold Fields.

The business address of all the directors and executive officers of Gold Fields is 24 St Andrews Road, Parktown, 2193, South Africa, the address of the Gold Fields head office.

Interest of directors
The interests of directors in the shares of the company were as follows and did not individually exceed 1 per cent of the issued share capital or voting control of the company.

	30 June

	2003	2002

Beneficial	424,222	428,967
Non-beneficial	—	—

The company has not entered into any contracts of service, other than the service contracts, with the executive directors of the company.

Directors’ fees
In terms of the Articles of Association the fees for services as non-executive directors are determined by the company in general meeting.

Directors’ fees for services as directors are currently R65,000 per director with additional fees for meeting attendance and serving on the various committees of the company.

Directors’ emoluments
The following table records the emoluments paid to each director during the year.

Directors’ emoluments

				Bonuses and	Pension
				performance	scheme
	Board	Committee		related	contri-	Total	Total
	fees	fees	Salary	payments	butions	2003	2002

	(R)	(R)	(R)	(R)	(R)	(R)	(R)

Executive directors
I D Cockerill			4,002,695	1,312,084	478,230	5,793,009	3,759.623
(Chief Executive Officer)
N J Holland			1,946,314	964,896	278,600	3,189,810	2,591.930
(Chief Financial Officer)

Non-executive directors
C M T Thompson	196,000	74,301				270,301	14,974,989 (1)
(Chairman)
A J Wright
(Deputy Chairman)	137,250	100,100				237,350	183,000
G J Gerwel	119,250	22,666				141,916	—
J M McMahon	132,250	97,767				230,017	146,000
G R Parker	125,750	70,267				196,017	173,000
P J Ryan	137,250	86,967				224,217	154,000
R L Pennant-Rea	122,250	30,466				152,716	—
T M G Sexwale	117,750	63,800				181,550	113,000
B R van Rooyen	125,750	62,966				188,716	336,000
C I von Christierson	130,750	73,532				204,282	180,000

Total	1,344,250	682,832	5,949,009	2,276,980	756,830	11,009,901	22,611,542
Note:
(1)	An amount of R7,730,705 is included in this bonus in respect of the one-time bonus provision in Mr Thompson’s resignation agreement.

Directors’ options
The following table records details of the share options of the executive and non-executive directors during the year.

		Executive directors

	R	I D Cockerill	N J Holland	Total

Options held as at 1 July 2002		508,000	311,000	819,000
Average exercise price per share	R	42.11	33.29	37.95

Exercised during the year		20,000	32,000	52,000
Lapsed during year		—	—	—
Options issued during the year		41,200	17,700	58,900
Average exercise price per share		84.17	84.17	84.17

Options held as at 30 June 2003		529,200	296,700	825,900
Average exercise price per share	R	45.38	36.14	42.06

	Non-executive directors

			Total value of
Name	No of share options	R	allocation

J G Gerwel	5,000	110.03	550,150

J M McMahon	21,000	43.70	917,700
	10,000	110.03	1,100,300

G R Parker	25,000	43.70	1,092,500
	10,000	110.03	1,100,300

Pennant-Rea	5,000	110.03	550,150

P J Ryan	25,000	43.70	1,092,500
	10,000	110.03	1,100,300

T M G Sexwale	5,000	43.70	218,500
	7,000	110.03	770,210

C M T Thompson	20,000	22.97	459,400
	260,000	46.23	12,019,800
	10,000	110.03	1,100,300

B R van Rooyen	25,000	43.70	1,092,500
	10,000	110.03	1,100,300

C I von Christierson	19,000	43.70	830,300
	10,000	110.03	1,100,300

A J Wright	25,000	43.70	1,092,500
	10,000	110.03	1,100,300

Administration
Mr C Farrel was appointed corporate secretary of Gold Fields Limited with effect from 1 May 2003. GFL Mining Services (Proprietary) Limited continues to act as administrative, financial and technical advisers to the company.

Mr N J Holland acted as public officer for the year under review.

Computershare Limited is the company’s South African transfer secretaries and Capita Registrars is the United Kingdom registrars of the company.

Accounting policies

1. Basis of preparation
The following accounting policies adopted by the group are in accordance with International Financial Reporting Standards, South African Statements of Generally Accepted Accounting Practice and the South African Companies Act and are consistent with those applied in the previous year.

2. Consolidation
The group financial statements consolidate the activities, assets and liabilities of the company and its subsidiaries. Operating results of subsidiaries acquired or disposed of are included in group statements from the effective dates of acquisition or excluded from such statements as from the effective dates of disposal. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.

Any excess or shortfall between the cost of acquisition and the fair value of the attributable net assets of subsidiaries at the date of acquisition is recorded as goodwill or negative goodwill.

Inter-company transactions and balances are eliminated on consolidation. No provision is made for any potential taxation liability on the distribution of retained earnings by group companies.

3. Foreign currencies
Foreign currency transactions are recorded at the exchange rate ruling at the date of the transaction. Assets and liabilities designated in foreign currencies are translated at the exchange rate ruling at year-end. Gains and losses arising from these translations are recognised in earnings.

3.1. Foreign entities
Foreign entities are regarded as those entities that are considered to be self-sustaining. The balance sheets and income statements are translated on the following basis:

Assets and liabilities are translated at the exchange rate ruling at year-end. Income statement items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders’ equity. These differences will be recognised in earnings upon realisation of the underlying operation.

4. Property, plant and equipment
4.1. Mine development and infrastructure
Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost of acquisition.

Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalised until the reef horisons are intersected and commercial levels of production can be realised on a sustainable basis. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the group is limited to the time span of the group’s respective mining leases.

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

4.2. Mineral and surface rights
Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

4.3. Land
Land is shown at cost and is not depreciated.

4.4. Amortisation and depreciation of mining assets
Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this the following calculation methods are used:
•	mining assets, including mine development and infrastructure costs and evaluation costs, are amortised over the lives of the mines using the units of production method, based on estimated proved and probable ore reserves above infrastructure.
•	where the group believes it will be reporting significant additional proved and probable ore reserves in the near to medium term, mining assets are amortised over the lives of the mines using the units of production method based on multiples of estimated proved and probable reserves.
•	at certain of the group’s operations, the calculation of amortisation takes into account future costs which will be incurred to develop all the proved and probable ore reserves.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

Other mining plant and equipment is depreciated on a straight line basis over their estimated useful lives.

4.5. Depreciation of non-mining assets
Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:
•	Vehicles 20 per cent
•	Computers 33.3 per cent
•	Furniture and equipment 10 per cent

4.6. Mining exploration
Expenditure on advances to companies solely for exploration activities, prior to evaluation is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration “farm-in” projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing ore bodies is considered mine development costs and is capitalised until commercial levels of production are achieved.

4.7. Impairment
Recoverability of the long-term assets of the group, which include development costs, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and annually at the end of the fiscal year. To determine whether a long-term asset may be impaired, the estimate of future discounted cash flows, calculated on an area-of-interest basis, is compared to its carrying value. An area of interest is defined by the group as its lowest level of identifiable cash flows, generally an individual operating mine, including mines which are included in a larger mine complex. The costs attributable to individual shafts of a mine are written off if the shaft is closed.

Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group’s mining assets.

4.8. Leases
Operating leases are charged against income as incurred.

5. Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill is amortised using the straight-line method over its estimated useful life. At each balance sheet date the group assesses whether there is any indication of impairment. A write-down is made if the carrying amount exceeds the recoverable amount.

6. Waste normalisation or deferred stripping
At the group’s Australian operations, costs are accounted for in the income statement using the waste normalisation method. The intention of this method is that every ounce mined from the pit bears its equal pro-rata share of the total in-pit waste removal cost, expected to be incurred over the life of the pit. In-pit waste removal costs are expensed to the income statement on the basis of ounces mined in each period pro-rata to total proved and probable reserve ounces in that pit. The resultant asset or liability created by the timing difference between costs incurred and cost brought to account (expensed) is recorded in the balance sheet as a current asset or liability.

7. Deferred taxation
Deferred taxation is calculated on the comprehensive basis using the balance sheet approach. Deferred taxation liabilities or assets are recognised by applying expected tax rates to the temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled.

The principal temporary differences arise from depreciation on fixed assets, provisions, unutilised capital allowances and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses and/or unutilised capital allowances can be utilised.

8. Inventories
Inventories are valued at the lower of cost and net realisable value. Bullion on hand and gold-in-process represents production on hand after the smelting process for South African operations. Due to the different nature of international operations, gold-in-process for non-South African operations represents either production in broken ore form or production from the time of placement on heap leach pads.

Cost is determined on the following basis:
•	Gold on hand and gold-in-process is valued using the weighted average cost. Cost includes production, amortisation and related administration costs.
•	Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.
•	Mineral rights not linked to any specific operation are valued at the lower of cost and net realisable value.

9. Financial instruments
Financial instruments recognised on the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

9.1. Investments
Investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders’ equity; and (ii) investments in unlisted companies for which fair value cannot be measured reliably are accounted for at cost adjusted for write-downs where appropriate. Realised gains and losses are included in determining net income or loss.

Unrealised losses are included in determining net income or loss where a significant decline in the value of the investment, other than temporary, has occurred.

Investments in subsidiaries are accounted for at cost.

9.2. Associates
The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20 per cent and 50 per cent of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.

Results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.

9.3. Derivative financial instruments
9.3.1 Gold
The group’s general policy is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:
•	to protect cash flows at times of significant expenditure,
•	for specific debt servicing requirements, and
•	to safeguard the viability of higher cost operations.

9.3.2 Currencies
The group may from time to time establish currency financial instruments to protect underlying cash flows.

All derivative financial instruments are recognised on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption. On the date a derivative contract is entered into, the group designates the derivative as (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity or (4) are designated as derivatives and marked-to-market. Certain derivative transactions, while providing effective economic hedges under the group’s risk management policies, do not qualify for hedge accounting.

Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholder’s equity. Amounts deferred in shareholder’s equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings.

Hedges of net investment in foreign entities are accounted for similarly to cash flow hedges.

Recognition of derivatives which meet the criteria for the normal purchases normal sales exception under IFRS 39 is deferred until settlement.

Changes in the fair value of derivatives that are not designated as hedges or that do not qualify for hedge accounting are recognised in the income statement.

9.4 Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments with an original maturity of less than three months.

The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.

9.5 Trade receivables
Trade receivables are carried at anticipated realisable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

10. Provisions
Provisions are recognised when the group has a present obligation, legal or constructive, resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

11. Environmental obligations
Long-term environmental obligations are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines.

Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are accounted for in earnings.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Increases in estimated costs are included in fixed assets with the corresponding amount increasing the provision as appropriate. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure.

Annual contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These annual contributions are calculated by taking the unfunded rehabilitation liability and dividing this amount by the remaining lives of the mines. The amounts contributed to this trust fund are included under non-current assets. Interest earned on monies paid to rehabilitation trust funds is accrued on an annual basis and is recorded as interest income.

12. Employee benefits
12.1. Pension and provident funds
The group operates a defined benefit pension plan and a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and group companies.

The expected costs of the defined benefit pension plan are assessed in accordance with the advice of independent actuaries. The cost of experience adjustments or planned amendments is charged to earnings over the expected average remaining service lives of the relevant employees. Any shortfalls are funded either immediately or as increased employer contributions to ensure the ongoing soundness of the fund.

Contributions to defined contributions funds are charged against income as incurred.

These funds are governed by the Pension Fund Act of 1956, as amended.

12.2. Post retirement health care costs
Medical cover is provided through a number of different schemes.

Post retirement health care in respect of qualifying employees is recognised as an expense over the expected remaining service lives of the relevant employees.

The group has an obligation to provide medical benefits to certain of its pensioners and dependents of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded.

Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

13. Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the amount of revenue can be reliably measured.

13.1. Revenue arising from gold and silver sales is recognised when the risks and rewards of ownership pass to the buyer. The price of gold and silver is determined by market forces.

13.2. Revenue from services is recognised over the period the services are rendered and is accrued for in the financial statements.

13.3. Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.

13.4. Interest is recognised on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

14. Dividends declared
Dividends proposed and the related taxation thereon are recognised only when the dividends are declared.

15. Earnings/(loss) per share
Earnings per share is calculated based on the net income/(loss) divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings per share.

16. Segmental reporting
The group has only one business segment, that of gold mining. The primary format used for segment analysis is geographical segments by location of assets, i.e. South Africa, Ghana and Australia.

17. Comparatives
The convenience translation of the financial statements into US dollars is based on the average exchange rate for the year for the income statement and cash flow statement and the year-end closing exchange rate for balance sheet items. Exchange differences on translation are accounted for in shareholders’ equity.

Where necessary, comparatives have been adjusted to conform to changes in presentation in the current year.

This information is provided as supplementary information.

GROUP INCOME STATEMENTS
for the year ended 30 June 2003

Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003		Notes	2003	2002

1,229.5	1,531.7	Turnover	1	13,892.8	12,528.4
856.0	1,156.9	Cost of sales	2	10,493.2	8,722.1

373.5	374.8	Net operating profit		3,399.6	3,806.3
9.0	22.3	Investment income	3	202.3	92.0
3.2	(1.3)	Finance (expense)/income	4	(12.2)	34.1
46.4	35.7	Unrealised gain on financial instruments		324.1	472.7
4.0	15.1	Realised gain on financial instruments		136.8	41.1
12.3	3.7	Other income		33.9	124.1
(9.1)	(23.3)	Exploration expense		(211.8)	(92.4)
(4.4)	—	New York Stock Exchange listing and associated costs		—	(44.6)
—	13.4	Profit on disposal of St Helena		121.7	—
—	52.9	Profit on sale of investments		479.7	—
—	(3.0)	Retirement of health care obligations		(26.7)	—
(0.9)	(0.3)	Other		(2.9)	(9.9)

434.0	490.0	Profit before taxation	5	4,444.5	4,423.4
(120.4)	(150.3)	Mining and income tax	6	(1,363.5)	(1,227.1)

313.6	339.7	Profit after taxation		3,081.0	3,196.3
(12.1)	(14.1)	Minority shareholders' interest		(128.0)	(123.8)

301.5	325.6	Net earnings		2,953.0	3,072.5

301.5	263.9	Headline earnings	7.1	2,393.4	3,072.5

65	56	Headline earnings per share — cents	7.1	507	662
65	69	Basic earnings per share — cents	7.2	626	662
64	69	Diluted earnings per share — cents	7.3	621	656
13	41	Dividends per share — cents	8	370	130

The accompanying notes form an integral part of these financial statements

GROUP BALANCE SHEETS
at 30 June 2003

Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003		Notes	2003	2002

		ASSETS
1,555.5	2,074.2	Non-current assets		16,158.4	16,115.1

1,454.1	1,973.2	Property, plant and equipment	9	15,371.3	15,064.6
—	1.4	Investment in associate	10	11.1	—
77.0	64.3	Investments	11	501.0	797.8
24.4	35.3	Non-current asset	12	275.0	252.7

410.9	392.7	Current assets		3,059.5	4,256.2

104.6	113.7	Inventories	13	885.7	1,083.5
64.3	74.9	Accounts receivable	14	583.2	665.5
—	2.8	Deferred stripping costs		22.6	—
46.3	67.7	Unrealised gain on financial instruments		527.2	480.1
195.7	133.6	Cash and cash equivalents		1,040.8	2,027.1

1,966.4	2,466.9	Total assets		19,217.9	20,371.3

		EQUITY AND LIABILITIES
1,071.0	1,450.0	Shareholders' equity per statement		11,295.5	11,095.8
54.7	85.8	Minority interests	15	668.2	567.1
605.1	673.9	Non-current liabilities		5,249.8	6,269.1

360.7	549.4	Deferred taxation	16	4,279.6	3,736.5
145.0	21.1	Long-term liabilities	17	164.2	1,502.2
99.4	103.4	Long-term provisions	18	806.0	1,030.4

235.6	257.2	Current liabilities		2,004.4	2,439.3

129.8	151.5	Accounts payable	19	1,181.0	1,344.2
24.0	33.2	Provisions	20	258.4	248.1
44.8	52.0	Taxation		405.3	463.6
37.0	20.5	Current portion of long-term liabilities	17	159.7	383.4

1,966.4	2,466.9	Total equity and liabilities		19,217.9	20,371.3

The accompanying notes form an integral part of these financial statements

GROUP STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the year ended 30 June 2003

Figures in millions unless otherwise stated

				Foreign	Other		Total
	Number of	Ordinary		currency	compre-		share-
	ordinary	share	Share	translation	hensive	Retained	holders'
	shares issued	capital	premium	adjustment	income	earnings	equity

South African rand
Balance at 30 June 2001	455,836,608	227.9	7,109.8	321.5	—	(583.6)	7,075.6
Effect of adoption of IAS 39	—	—	—	—	36.4	—	36.4
Net income	—	—	—	—	—	3,072.5	3,072.5
Dividends	—	—	—	—	—	(605.2)	(605.2)
Acquisition of St Ives and Agnew gold mining assets	12,000,000	6.0	561.0	—	—	—	567.0
Exercise of employee share options	2,685,616	1.3	73.9	—	—	—	75.2
Share premium written off	—	—	(34.9)	—	—	—	(34.9)
Mark-to-market of listed investments	—	—	—	—	437.5	—	437.5
Foreign exchange translation	—	—	—	469.3	—	—	469.3
Other	—	—	2.4	—	—	—	2.4

Balance at 30 June 2002	470,522,224	235.2	7,712.2	790.8	473.9	1,883.7	11,095.8
Net income	—	—	—	—	—	2,953.0	2,953.0
Dividends	—	—	—	—	—	(1,746.4)	(1,746.4)
Exercise of employee share options	1,842,648	1.0	39.4	—	—	—	40.4
Share premium written off	—	—	(15.3)	—	—	—	(15.3)
Mark-to-market of listed investments	—	—	—	—	198.6	—	198.6
Realised gain on disposal of listed investments	—	—	—	—	(479.7)	—	(479.7)
Foreign exchange translation	—	—	—	(750.9)	—	—	(750.9)

Balance at 30 June 2003	472,364,872	236.2	7,736.3	39.9	192.8	3,090.3	11,295.5

United States dollar
Balance at 30 June 2001	455,836,608	37.7	1,184.5	(384.2)	—	38.8	876.8
Effect of adoption of IAS 39	—	—	—	—	5.0	—	5.0
Net income	—	—	—	—	—	301.5	301.5
Dividends	—	—	—	—	—	(60.5)	(60.5)
Acquisition of St Ives and Agnew gold mining assets	12,000,000	0.6	54.6	—	—	—	55.2
Exercise of employee share options	2,685,616	0.1	7.2	—	—	—	7.3
Share premium written off	—	—	(3.4)	—	—	—	(3.4)
Mark-to-market of listed investments	—	—	—	—	42.9	—	42.9
Foreign exchange translation	—	—	—	(162.2)	—	—	(162.2)
Other	—	—	8.4	—	—	—	8.4

Balance at 30 June 2002	470,522,224	38.4	1,251.3	(546.4)	47.9	279.8	1,071.0
Net income	—	—	—	—	—	325.6	325.6
Dividends	—	—	—	—	—	(184.3)	(184.3)
Exercise of employee share options	1,842,648	0.1	4.4	—	—	—	4.5
Share premium written off	—	—	(1.7)	—	—	—	(1.7)
Mark-to-market of listed investments	—	—	—	—	21.9	—	21.9
Realised gain on disposal of listed investments	—	—	—	—	(52.9)	—	(52.9)
Foreign exchange translation	—	—	—	265.9	—	—	265.9

Balance at 30 June 2003	472,364,872	38.5	1,254.0	(280.5)	16.9	421.1	1,450.0

The accompanying notes form an integral part of these financial statements

GROUP CASH FLOW STATEMENTS
for the year ended 30 June 2003

Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003		Notes	2003	2002

376.9	275.6	Cash flows from operating activities		2,303.1	3,837.2

460.7	504.6	Cash generated by operations	21	4,576.1	4,669.3
7.2	18.1	Investment and interest income		164.2	73.3
8.9	20.9	Change in working capital	22	191.6	91.8

476.8	543.6	Cash generated by operating activities		4,931.9	4,834.4
(5.3)	(4.8)	Interest paid		(43.9)	(54.0)
(31.2)	(73.1)	Tax paid	23	(786.9)	(308.9)

440.3	465.7	Net cash from operations		4,101.1	4,471.5
(63.4)	(190.1)	Dividends paid	24	(1,798.0)	(634.3)

(386.7)	(204.9)	Cash flows from investing activities		(1,938.3)	(3,999.9)

(153.7)	(252.9)	Additions to property, plant and equipment		(2,294.1)	(1,566.7)
0.6	1.8	Proceeds on disposal of property, plant and equipment		16.7	6.2
(13.5)	(7.0)	Purchase of investments		(63.8)	(140.3)
—	72.1	Proceeds on disposal of investments		561.9	—
(212.9)	—	Acquisition of subsidiaries	25	—	(2,225.2)
—	11.9	Proceeds on disposal of St Helena	25	120.0	—
(5.2)	(5.1)	Environmental trust fund and rehabilitation payments		(46.3)	(53.4)
(2.0)	(25.7)	Post-retirement health care payments		(232.7)	(20.5)

186.8	(145.7)	Cash flows from financing activities		(1,143.6)	1,947.0

(2.1)	(9.8)	Decrease in minority funding		(82.7)	(20.9)
(51.6)	(140.4)	Long and short-term loans repaid		(1,101.3)	(525.8)
235.2	—	Long and short-term loans raised		—	2,440.2
5.3	4.5	Shares issued		40.4	53.5

177.0	(75.0)	Net cash (utilised)/generated		(778.8)	1,784.3
(4.8)	12.9	Translation adjustment		(207.5)	52.8
23.5	195.7	Cash and cash equivalents at beginning of the year		2,027.1	190.0

195.7	133.6	Cash and cash equivalents at end of the year		1,040.8	2,027.1

The accompanying notes form an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

     Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003			2003	2002

		1.	Turnover
			Turnover from mining operations
1,229.5	1,531.7		— Spot sales	13,892.8	12,528.4

1,229.5	1,531.7		Total turnover	13,892.8	12,528.4

		2.	Cost of sales
755.5	991.4		Working costs	8,991.5	7,698.9
12.5	16.6		Corporate administration expenditure	150.8	127.0

768.0	1,008.0		Operating costs	9,142.3	7,825.9
(8.1)	1.1		Gold inventory change	10.0	(82.7)
96.1	147.8		Amortisation and depreciation	1,340.9	978.9

856.0	1,156.9		Total cost of sales	10,493.2	8,722.1

		3.	Investment income
0.2	2.2		Dividends received	19.7	2.0
7.0	15.9		Interest received	144.5	71.3
1.8	3.2		Interest received on environmental rehabilitation trust fund	29.0	18.7
—	1.0		Profit from associates after taxation	9.1	—

9.0	22.3		Total investment income	202.3	92.0

		4.	Finance (expense)/income
(5.3)	(4.8)		Interest paid	(43.9)	(54.0)
(1.0)	5.0		Realised gain/(loss) on foreign debt, net of cash	45.7	(9.8)
14.6	4.0		Unrealised gain on foreign debt, net of cash	35.7	149.1
(1.2)	(1.5)		Environmental rehabilitation interest charge	(13.2)	(11.9)
(3.9)	(4.0)		Post-retirement health care interest charge	(36.5)	(39.3)

3.2	(1.3)		Total finance (expense)/income	(12.2)	34.1

		5.	Included in profit before tax are the following:
			Expenses
			Auditors’ remuneration
0.3	0.5		— audit fee	4.5	4.6
			— other (Included in F2002, New York
0.9	0.3		Stock exchange listing and associated costs)	2.7	9.5
2.4	3.4		Environmental rehabilitation inflation adjustment	30.6	24.0
0.7	0.8		Operating lease charges — Corporate offices	7.0	6.6

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

     Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003			2003	2002

		6.	Mining and income tax
			The components of mining and income tax are the following:
			South African taxation
(62.4)	(57.3)		— mining tax	(520.4)	(636.1)
(0.6)	(2.4)		— non-mining tax	(21.8)	(5.7)
(0.3)	(2.9)		— company and capital gains tax	(26.2)	(3.1)
(0.4)	—		— prior year adjustment	—	(4.3)
(9.8)	(32.3)		— deferred — normal	(293.0)	(99.5)
			Foreign taxation
(1.2)	(1.6)		— current	(14.4)	(11.9)
(10.0)	(16.1)		— foreign levies and royalties	(145.8)	(102.1)
(35.7)	(37.7)		— deferred	(341.9)	(364.4)

(120.4)	(150.3)		Total mining and income tax	(1,363.5)	(1,227.1)

			South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate of 38%. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the group’s income tax provision to differ from the maximum statutory mining tax rate of 46% were:
			Tax on profit before taxation at maximum mining statutory tax rate	(2,040.3)	(2,034.8)
			Rate adjustment to reflect estimated effective mining tax rate in South Africa, tax rate in Ghana of 32.5% and tax rate in Australia of 30.0%	202.9	230.4
			South African mining tax formula rate adjustment	166.9	164.2
			Deferred tax asset not recognised	(3.4)	(18.8)
			Net non taxable income and non deductible expenditure	286.0	27.0
			Deferred tax benefit utilised on lifting of Free State ring fencing	—	284.9
			Foreign levies and royalties	(145.8)	(102.1)
			South African capital gains tax	(19.1)	—
			Use of assessed losses and unredeemed capital expenditure not previously recognised	124.1	113.3
			Other	65.2	108.8

			Income and mining tax expense	(1,363.5)	(1,227.1)

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

Figures in millions unless otherwise stated

6.  Mining and income tax (continued)

6.1	South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations.

South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Depreciation is ignored for the purpose of calculating South African mining taxation.

The formula for determining South African mining tax is:

Y = 46 — 230/X

where Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

6.2	Non-mining income of South African mining operations consists primarily of interest received and is taxed at a rate of 38%.

6.3	South African company tax, for non-mining companies in the group, is determined at a rate of 30%.

6.4	Company tax at Gold Fields Ghana Limited and Abosso Gold Fields Limited is determined at a rate of 32.5%.

6.5	Company tax at St Ives (Pty) Limited and Agnew (Pty) Limited is determined at a rate of 30.0%.

6.6	Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the book and tax values of assets and liabilities.

6.7	At 30 June 2003 the group had the following amounts available for set-off against the future income:

—	unredeemed capital expenditure at Beatrix Mining Ventures Limited of R1,479.4 million (2002: R1,643.1 million) at the Beatrix mine tax entity and R Nil million (2002: R16.9 million) at the St Helena mine tax entity.

—	estimated and assessed tax losses at Beatrix Mining Ventures Limited of R Nil million (2002: R59.9 million) at the St Helena mine tax entity.

These deductions are utilisable against income generated by the individual tax entity and do not expire unless the tax entity concerned ceases to commercially mine for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated.

—	estimated tax losses at Orogen Investments SA (Luxembourg) of US$85.4 million (2002: US$101.7 million). No deferred tax asset is recognised in the balance sheet for this amount. In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to 31 December 1990, can be carried forward indefinitely. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to 31 December 1990.

—	estimated tax losses at Gold Fields Australia (Pty) Limited of AUS$20.4 million (2002: AUS$35.4 million). These estimated tax losses do not have an expiration date.

—	estimated capital allowances at Gold Fields Ghana Limited of US$46.2 million (2002: US$88.6 million) and Abosso Goldfields Limited of US$31.9 million (2002: US$54.9 million) respectively. These estimated capital allowances do not have an expiration date.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

     Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003			2003	2002

		7.	Earnings per share
65	56	7.1	Headline earnings per share — cents	507	662
			Headline earnings per share is calculated on the basis of adjusted net earnings attributable to ordinary shareholders of R2,393.4 million (2002: R3,072.5 million) and 471,814,106 (2002: 464,146,677) shares being the weighted average number of ordinary shares in issue during the year
			Net earnings is reconciled to headline earnings as follows:
301.5	325.6		Net earnings	2,953.0	3,072.5
—	(13.4)		Profit on disposal of St Helena	(121.7)	—
—	3.0		Taxation effect of profit on disposal of St Helena	27.3	—
—	(52.9)		Profit on sale of investments	(479.7)	—
—	2.1		Taxation effect of profit on sale of investments	19.1	—
—	(0.5)		Other after tax adjustments	(4.6)	—

301.5	263.9		Headline earnings	2,393.4	3,072.5

65	69	7.2	Basic earnings per share — cents	626	662
			Basic earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R2,953.0 million (2002: R3,072.5 million) and 471,814,106 (2002: 464,146,677) shares being the weighted average number of ordinary shares in issue during the year

64	69	7.3	Diluted earnings per share — cents	621	656
			Diluted earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R2,953.0 million (2002: R3,072.5 million) and 475,294,239 (2002: 468,655,013) shares being the diluted number of ordinary shares in issue during the year
			The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
			Weighted average number of shares	471,814,106	464,146,677
			Share options in issue	3,480,133	4,508,336

			Diluted number of ordinary shares	475,294,239	468,655,013

		8.	Dividends
21.5	96.6		2002 Final dividend of 220 cents per share (2002: 40 cents) declared on 31 July 2002 and paid on 21 September 2002	1,038.5	182.5
39.0	87.7		2003 Interim dividend of 150 cents per share (2002: 90 cents) declared on 29 January 2003 and paid on 25 February 2003	707.9	422.7

60.5	184.3		Total dividends	1,746.4	605.2

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

Figures in millions unless otherwise stated

United States dollars					South African rand

Land, mineral	Mine					Mine	Land, mineral
rights and	development					development	rights and
rehabilitation	and					and	rehabilitation
assets	infrastructure	Total			Total	infrastructure	assets

			9.	Property, plant and equipment
				30 June 2003
				Cost
297.3	2,004.9	2,302.2		Balance at beginning of the year	23,850.7	20,770.2	3,080.5
—	25.6	25.6		Arising on consolidation of Arctic Platinum	199.7	199.7	—
4.8	248.1	252.9		Additions	2,294.1	2,249.8	44.3
2.8	—	2.8		Additions to rehabilitation assets	25.2	—	25.2
(0.3)	(2.5)	(2.8)		Disposals	(25.8)	(23.3)	(2.5)
(2.7)	(40.8)	(43.5)		Disposal of St Helena	(394.2)	(370.1)	(24.1)
4.1	(4.4)	(0.3)		Other	(3.0)	(39.9)	36.9
58.4	598.7	657.1		Translation adjustment	(1,065.2)	(744.2)	(321.0)

364.4	2,829.6	3,194.0		Balance at end of the year	24,881.5	22,042.2	2,839.3

				Accumulated depreciation
55.2	792.9	848.1		Balance at beginning of the year	8,786.1	8,214.6	571.5
29.1	118.7	147.8		Charge for the year	1,340.9	1,076.6	264.3
—	(1.0)	(1.0)		Disposals	(9.1)	(9.1)	—
(2.5)	(40.8)	(43.3)		Disposal of St Helena	(392.7)	(370.1)	(22.6)
—	0.1	0.1		Other	0.7	0.7	—
18.7	250.4	269.1		Translation adjustment	(215.7)	(185.4)	(30.3)

100.5	1,120.3	1,220.8		Balance at end of the year	9,510.2	8,727.3	782.9

263.9	1,709.3	1,973.2		Carrying value at end of the year	15,371.3	13,314.9	2,056.4

				30 June 2002
297.3	2,004.9	2,302.2		Cost	23,850.7	20,770.2	3,080.5
55.2	792.9	848.1		Accumulated depreciation	8,786.1	8,214.6	571.5

242.1	1,212.0	1,454.1		Carrying value at end of the year	15,064.6	12,555.6	2,509.0

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003			2003	2002

		10.	Investment in associate
			The group has a 33.1% interest in Rand Refinery Limited, which is involved in the refining of bullion and by-products which are sourced inter alia from South Africa and foreign gold producing mining companies. The investment has been equity accounted as from 1 July, 2002.
			Investment in associate consists of:
—	1.9		Unlisted shares at cost	19.4	—
—	1.0		Profit after taxation (Refer note 3)	9.1	—
—	(1.9)		Dividends	(17.4)	—
—	0.4		Translation adjustments	—	—

—	1.4		Total investment in associate	11.1	—

—	9.3		Fair value of unlisted associate	71.9	—
			The group’s effective share of balance sheet items in its associate is as follows:
—	6.6		Non-current assets	51.1	—
—	5.3		Current assets	41.0	—

—	11.9		Total assets	92.1	—

—	0.6		Non-current liabilities	4.4	—
—	2.0		Current liabilities	15.8	—

—	2.6		Total equity and liabilities	20.2	—

—	9.3		Net assets	71.9	—

			Reconciliation of the total investment in associate with net assets:
—	9.3		Net assets	71.9	—
—	(7.9)		Negative goodwill	(60.8)	—

—	1.4		Carrying value	11.1	—

		11.	Investments
			Listed
26.6	36.2		Cost less any permanent write downs	282.2	275.3
45.7	24.8		Net unrealised gain on revaluation	192.8	473.9

72.3	61.0		Book value	475.0	749.2

72.3	61.0		Market value	475.0	749.2

			Unlisted
4.1	1.9		Book value	14.8	42.5

76.4	62.9		Total listed and unlisted investments	489.8	791.7
0.6	1.4		Loans advanced	11.2	6.1

77.0	64.3		Total investments	501.0	797.8

			Details of major investments are given on pages 90.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003			2003	2002

		12.	Non-current asset
			Gold Fields Mining Environmental Trust Fund
22.4	24.4		Balance at beginning of the year	252.7	180.6
5.2	3.2		Contributions made during the year	29.1	53.4
1.8	3.2		Interest earned during the year	29.0	18.7
—	(3.1)		Payment due to sale of St Helena	(35.8)	—
(5.0)	7.6		Translation adjustment	—	—

24.4	35.3		Balance at end of the year	275.0	252.7

			The future realisation of this asset is intended to fund environmental rehabilitation obligations of the group’s South African mines. Whilst this asset is under Gold Fields’ control, they are not available for the general purpose of the group. All income from this asset is reinvested or spent to meet these obligations. These obligations are included in environmental rehabilitation costs under long-term provisions.
			(Refer note 18.2)
		13.	Inventories
4.1	—		Bullion on hand	—	42.6
72.0	79.4		Gold-in-process	618.9	745.7
22.4	26.2		Consumable stores	203.9	232.2
6.1	8.1		Mineral rights	62.9	63.0

104.6	113.7		Total inventories	885.7	1083.5

		14.	Accounts receivable
27.4	34.7		Gold sale trade receivables	270.3	283.4
—	8.0		Other trade receivables	62.5	—
4.8	—		Debtor relating to close out of financial instruments	—	49.8
1.5	—		Deferral of share incentive scheme write down	—	15.3
11.0	12.9		Other	100.5	113.5
7.9	4.5		Pre-paid expenses	35.5	81.3
—	3.0		Proceeds outstanding on sale of listed investments	23.5	—
4.0	—		Refund due from Rand Mutual	—	41.5
7.7	11.7		Value added tax	90.9	80.7

64.3	74.9		Total accounts receivable	583.2	665.5

NOTES TO FINANCIAL STATEMENTS
 for the year ended 30 June 2003

Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003			2003	2002

		15.	Minority interests
39.3	54.7		Balance at beginning of the year	567.1	317.1
9.9	—		Arising on acquisition of Abosso Goldfields Ltd	—	112.8
12.1	14.1		Share of profit after taxation	128.0	123.8
(2.9)	(5.8)		Dividends paid	(51.6)	(29.1)
0.4	25.3		Arising on consolidation of Arctic Platinum	200.8	3.5
(2.1)	(9.8)		Loans repaid during the year	(82.7)	(20.9)
(2.0)	7.3		Translation adjustment	(93.4)	59.9

54.7	85.8		Balance at end of the year	668.2	567.1

		16.	Deferred taxation
			The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:
			Deferred taxation liabilities
470.7	663.1		— Mining assets	5,165.6	4,876.6
7.5	15.0		— Investment in environmental trust fund	117.1	77.3
11.4	20.6		— Financial instruments	160.7	118.6
0.1	3.3		— Inventories	25.7	1.0
3.9	2.3		— Loans	18.2	40.7
10.4	7.2		— Other	55.1	108.1

504.0	711.5		Gross deferred taxation liabilities	5,542.4	5,222.3
			Deferred taxation assets
(38.2)	(54.8)		— Provisions	(427.2)	(396.0)
(4.7)	(6.0)		— Tax losses	(46.3)	(49.1)
(100.4)	(101.3)		— Unredeemed capital expenditure	(789.3)	(1,040.7)

360.7	549.4		Net deferred taxation liabilities	4,279.6	3,736.5

419.0	360.7		Balance at beginning of the year	3,736.5	3,381.2
(13.6)	—		Amounts assumed on acquisition of subsidiaries	—	(154.5)
45.5	70.0		Transferred through the income statement	634.9	463.9
(90.2)	118.7		Translation adjustment	(91.8)	45.9

360.7	549.4		Balance at end of the year	4,279.6	3,736.5

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003			2003	2002

		17.	Long-term liabilities
149.0	29.5		— Syndicated credit facility	229.7	1,543.7
			On 26 November 2001, Gold Fields entered into a syndicated facility consists of a US$160.0 million term-loan facility and a US$90.0 million revolving credit facility. These two facilities bear interest at LIBOR plus 1.15%
			On 30 November 2001, the full US$160.0 million of the term-loan and US$5.0 million of the revolving credit facility was drawn down. The amounts drawn down were used to fund the acquisition of the St Ives and Agnew mines. During the 2003 fiscal year US$114.5 million of the term-loan and US$5.0 million of the revolving credit facility were repaid.
			The term-loan facility is repayable in ten equal semi-annual installments over five years, with the first repayment of US$16.0 million made in May 2002. Seven semi-annual installments of US$4.2 million each remain on this loan due to prepayments made during the year. Interest on this facility is payable at either monthly, three monthly or six-monthly intervals. The revolving credit facility is available until 26 November 2006. Interest on this facility is payable at either monthly, three-monthly or six-monthly intervals.
			The full facility is collateralised by Gold Fields’ shares in St Ives and Agnew. All payments under the facility have been guaranteed by Gold Fields Limited and several of its subsidiaries. The terms of the facility required Gold Fields to maintain a foreign exchange strategy over the life of the facility to reduce the impact of fluctuations in the Australian dollar/US dollar exchange rate on the cash flows of St Ives and Agnew.
33.0	12.1		— Two-year term loan facility	94.2	341.9
			On 31 December 2001, Gold Fields entered into a bilateral two-year term-loan and letter of credit facility of US$35.0 million and a two-year term-loan facility of US$15.0 million. These two facilities bear interest at LIBOR plus 0.95%
			On 23 January 2002, the full US$35.0 million of the bilateral two-year term-loan and letter of credit facility was utilised. US$32.9 million was used to finance the acquisition by Gold Fields of 71.1 % of Abosso Goldfields Limited, US$2.0 million to replace an existing letter of credit for Abosso Goldfields Limited and the remaining US$0.1 million was used for general corporate purposes.
			On 23 January 2002, the full US$15.0 million of the bilateral two-year term-loan facility was utilised. US$10.0 million was used to refinance existing debt of Abosso Goldfields Limited and the remaining US$5.0 million was used for general corporate purposes.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003			2003	2002

		17.	Long-term liabilities (continued)
			The US$35.0 million bilateral two-year term loan and letter of credit facility is repayable in full on 23 January 2004. During the year US$20.9 million was repaid against this loan. The US$15.0 million two-year term loan facility was fully repaid in the previous financial year. Interest on both facilities is payable at either monthly, three-monthly or six-monthly intervals.
			Both facilities have been secured by Gold Fields’ shares in Abosso Goldfields Limited. All payments under the two facilities have been guaranteed by Gold Fields Limited and several of its subsidiaries.

182.0	41.6		Gross long-term liabilities	323.9	1,885.6
(37.0)	(20.5)		Current portion included in current liabilities	(159.7)	(383.4)

145.0	21.1		Total long-term liabilities	164.2	1,502.2

		18.	Long-term provisions
25.1	11.6	18.1	Post-retirement health care costs	90.7	260.2

			The group has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex employees on a pay-as-you-go basis. In June 2003 approximately 61 per cent of these pensioners and dependants were bought out of the scheme at a 15 per cent premium to the latest actuarial valuation. This remaining obligation was actuarially valued at 30 June 2003 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.
			The following table sets forth the funded status and amounts recognised by the group for post-retirement health care costs:
25.1	11.6		Actuarial present value	90.7	260.2
—	—		Plan assets at fair value	—	—

25.1	11.6		Accumulated benefit obligation in excess of plan assets	90.7	260.2
—	—		Prior service costs	—	—
—	—		Unrecognised net (gain)/loss	—	—

25.1	11.6		Post-retirement health care liability	90.7	260.2

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003			2003	2002

		18.	Long-term provisions (continued)
			Benefit obligation reconciliation
29.2	25.1		Balance at beginning of the year	260.2	235.4
0.6	—		Reclassification	—	6.0
3.9	4.0		Interest charge	36.5	39.3
(2.0)	(3.4)		Payments during the year	(30.4)	(20.5)
—	3.0		Premium on buyout of pensioners and dependants	26.7	—
—	(22.3)		June buyout of pensioners and dependants	(202.3)	—
(6.6)	5.2		Translation adjustments	—	—

25.1	11.6		Balance at end of the year	90.7	260.2

			The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 11% per annum and a discount rate of 13% per annum. Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans. A one percentage point increase in assumed health care trend rates would have increased interest cost for 2003 by R2.9 million (8%) (2002: R5.9 million (15.3%)). The effect of this change on the accumulated post retirement health care benefit obligation at 30 June 2003 would have been an increase of R8.9 million (9.8%) (2002: R33.3 million(12.8%))
			A one percentage point decrease in assumed health care trend rates would have decreased interest cost for 2003 by R2.6 million (7.2%) (2002: R4.9 million (12.4%)). The effect of this change on the accumulated post retirement health care benefit obligation at 30 June 2003 would have been a decrease of R7.6 million (8.4%) (2002: R27.6 million (10.6%))
		18.2	Environmental rehabilitation costs

65.8	74.3		Balance at beginning of the year	770.2	530.8
16.7	—		Provision assumed on acquisition of subsidiaries	—	177.0
2.4	—		Adjustment to provision assumed on acquisition of subsidiaries	—	24.8
—	2.8		Additional provision due to new disturbances	25.2	—
2.4	3.4		Inflation charge	30.6	24.0
1.2	1.5		Interest charge	13.2	11.9
(1.9)	(1.9)		Payments against provision	(17.2)	(19.3)
—	(4.9)		Payment due to disposal of St Helena	(41.6)	—
(12.3)	16.6		Translation adjustments	(65.1)	21.0

74.3	91.8		Balance at end of the year	715.3	770.2

			The group contributes to a dedicated environmental rehabilitation trust fund to provide for the estimated cost of rehabilitation at the end of the mines’ lives. At 30 June 2003 the balance in this fund was R275.0 million (2002:
			R252.7 million). Refer note 12.
			The expected timing of the cash outflows in respect of the provision is on the closure of the various mining operations.

99.4	103.4		Total long-term provisions	806.0	1,030.4

United States dollars					South African rand

2002	2003			Notes	2003	2002

		19.	Accounts payable
84.4	93.9		Trade creditors		731.6	874.0
45.4	57.6		Accruals and other creditors		449.4	470.2

129.8	151.5		Total accounts payable		1,181.0	1,344.2

		20.	Provisions
			Leave pay provisions
28.8	24.0		Balance at beginning of the year		248.1	232.1
1.5	—		Provision assumed on acquisition of subsidiaries		—	17.4
(22.6)	(26.2)		Leave taken and encashed during the year		(237.7)	(229.8)
22.4	27.7		Increase in provisions		251.4	228.5
(6.1)	7.7		Translation adjustments		(3.4)	(0.1)

24.0	33.2		Balance at end of the year		258.4	248.1

		21.	Cash generated by operations
301.5	325.6		Net earnings		2,953.0	3,072.5
120.4	150.3		Taxation		1,363.5	1,227.1
5.3	4.8		Interest paid		43.9	54.0
(7.2)	(18.1)		Investment income		(164.2)	(73.3)
0.2	2.2		Dividends received		19.7	2.0
7.0	15.9		Interest received		144.5	71.3
12.1	14.1		Minority interest		128.0	123.8

432.1	476.7		Earnings before tax, interest, investment income and minority interest		4,324.2	4,404.1
28.6	27.9		Non-cash items:		251.9	265.2

96.1	147.8		Amortisation and depreciation		1,340.9	978.9
—	(2.2)		Dividends in specie received		(19.7)	—
(6.2)	(27.3)		Exchange rate difference		(247.5)	(63.4)
3.9	4.0		Interest adjustment to post retirement health care liability		36.5	39.3
2.4	3.4		Inflation adjustment to rehabilitation liability		30.6	24.0
1.2	1.5		Interest adjustment to rehabilitation liability		13.2	11.9
(4.8)	3.7		Other		32.4	(74.1)
—	(13.4)		Profit on disposal of St Helena		(121.7)	—
—	(52.9)		Profit on sale of investments		(479.7)	—
—	3.0		Retirement of health care obligations		26.7	—
(46.4)	(35.7)		Unrealised gain on financial instruments		(324.1)	(472.7)
(17.6)	(4.0)		Unrealised gain on foreign debt, net of cash		(35.7)	(178.7)

460.7	504.6		Total cash generated by operations		4,576.1	4,669.3

		22.	Change in working capital
(11.1)	(0.6)		Inventories		(5.2)	(113.1)
3.0	25.5		Accounts receivable		232.4	31.0
17.0	(4.0)		Accounts payable		(35.6)	173.9

8.9	20.9		Total change in working capital		191.6	91.8

		23.	Tax paid
(1.1)	(44.8)		Amount owing at beginning of the year		(463.6)	(9.3)
(74.9)	(80.3)		SA and foreign current taxation		(728.6)	(763.2)
44.8	52.0		Amount owing at end of the year		405.3	463.6

(31.2)	(73.1)		Total tax paid		(786.9)	(308.9)

		24.	Dividends paid
(60.5)	(184.3)		Dividends per statement of shareholders’ equity		(1,746.4)	(605.2)
(2.9)	(5.8)		Dividends paid to minority shareholders		(51.6)	(29.1)

(63.4)	(190.1)		Total dividends paid		(1,798.0)	(634.3)

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003			2003	2002

		25.	Additional cash flow information
			Acquisition of subsidiaries
			— St Ives and Agnew mines
			With effect from 30 November 2001, the group purchased the St Ives and Agnew mines in Australia. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:
225.4	—		Property, plant and equipment	—	2,315.0
26.5	—		Inventory	—	272.0
9.1	—		Accounts receivable	—	93.0
(11.4)	—		Long-term provisions	—	(117.2)
(14.4)	—		Accounts payable	—	(147.5)

235.2	—		Net assets purchased	—	2,415.3
(55.2)	—		Paid for by the issue of share capital	—	(567.0)
(180.0)	—		Paid for by cash	—	(1,848.3)

—	—		Cash and cash equivalents at acquisition	—	—

			— Abosso Goldfields Limited
			With effect from 23 January 2002, the group purchased 71.1 % of Abosso Goldfields Limited in Ghana. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:
26.3	—		Property, plant and equipment	—	298.9
17.0	—		Inventory	—	193.7
13.0	—		Accounts receivable	—	148.2
13.6	—		Deferred taxation	—	154.5
(5.3)	—		Long-term provisions	—	(59.8)
(21.8)	—		Accounts payable	—	(247.8)

42.8	—		Total purchase price	—	487.7
(9.9)	—		Outside shareholders’ interest	—	(112.8)
(32.9)	—		Paid for by cash	—	(374.9)

—	—		Cash and cash equivalents at acquisition	—	—

			— WMC Miniere S.A.R.L
			With effect from 1 July 2001, the group purchased 100.0% of WMC Miniere S.A.R.L. in French Guiana. The aggregate fair value of the assets acquired were as follows:
—	—		Fixed assets	—	2.0

—	—		Total purchase price	—	2.0
—			Paid for by cash		(2.0)

—	—		Cash and cash equivalents at acquisition	—	—

(212.9)	—		Total cash paid for subsidiaries	—	(2,225.2)

			Disposal of St Helena
			With effect from 30 October 2002, the group disposed of the assets and liabilities of St Helena to Freegold. The aggregate fair value of the assets and the liabilities disposed of were as follows:
—	0.2		Property, plant and equipment	1.5	—
—	0.1		Inventory	2.6	—
—	(4.9)		Environmental rehabilitation provision	(41.6)	—
—	3.1		Environmental rehabilitation investment	35.8	—

—	(1.5)		Net liabilities disposed of	(1.7)	—
—	13.4		Profit on disposal of St Helena	121.7	—

—	11.9		Payment received in cash	120.0	—

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

Figures in millions unless otherwise stated

United States dollars				South African rand

2002	2003			2003	2002

		26.	Retirement benefits
			The Gold Fields Limited Corporate Pension Fund is a defined benefit scheme, which has fourteen employee members. Membership to the scheme is closed. The scheme is valued at intervals of not more than three years using the projected unit credit method. This is the only defined benefit pension scheme in the group.
			The last actuarial valuation was carried out at 30 June 2003 and the fund showed a deficit of R8,6 million (2002: R nil). This deficit was fully provided for at year end.
			All other employees are members of various defined contribution retirement schemes.
			Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the year amounted to R241.3 million (2002: R223.9 million)

		27.	Commitments
			Capital expenditure
290.1	607.6		— authorised	4,733.5	3,005.3
32.9	34.5		— contracted for	268.6	340.7
			Operating lease
0.4	0.6		— within one year	4.6	4.6
0.8	0.5		— thereafter	3.5	8.1
11.1	23.8		Other guarantees	185.6	114.7
			Commitments will be funded from internal sources and to the extent necessary from borrowings.

		28.	Contingent liabilities
			No material claims have been filed against the group.
			World Gold Council
			Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including core costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities, should they arise, is done proportionate to the member’s production relative to the total production of all members. To date, no claims have been made on Gold Fields.
		29.	Lines of credit
			The group has unutilised lines of credit of US$90.0 million at 30 June 2003 (2002:
			US$85.0 million)

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

30.	Risk management activities

In the normal course of its operations, the group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Concentration of credit risk

The group’s financial instruments do not represent a concentration of credit risk as the group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

A formal process of allocating counterparty exposure and prudential limits is applied under the supervision of the group’s executive committee. No marginal facilities are engaged.

Foreign currency and commodity price risk

In the normal course of business the group enters into transactions for the sale of its gold, denominated in US dollars. In addition, the group has assets and liabilities in a number of different currencies (primarily US dollars and Australian dollars). As a result, the group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

Due to the fact that US$165.0 million of debt was drawn down to acquire the St Ives and Agnew operations, it was deemed prudent to establish Australian dollar/United States dollar instruments to protect the cash flows of the operations in the event of the strengthening of the Australian dollar. In line with this decision US$500.0 million of United States dollar/Australian dollar currency financial instruments were established over five years in respect of the St Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between 49 and 52 US cents. US$300.0 million of these instruments remain at 30 June 2003 (2002: US$475.0 million).

In so far as South African rand/United States dollar exposures are concerned, the group does not have a general policy of hedging these exposures, but from time to time takes positions on an opportunistic basis. In line with this policy, forward cover of US$36.0 million was purchased to hedge the group’s commitment in respect of the Tarkwa mill and owner mining projects. Since approval has been obtained from the South African Reserve Bank to fund these commitments from South African sources.

The group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices (refer Accounting Policies).

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk. The group does not currently hedge its exposure to interest rate risk.

In the ordinary course of business, the group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the group’s normal and contingency funding requirements.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

31.	Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arms-length transaction between willing parties. The estimated values of the group’s financial instruments are:

	30 June 2003		30 June 2002
	Rm		Rm

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets
Cash and cash equivalents	1,040.8	1,040.8	2,027.1	2,027.1
Accounts receivable	581.5	581.5	1,145.6	1,145.6
Investments	501.0	501.0	797.8	797.8
Non-current asset	275.0	275.0	252.7	252.7
Financial liabilities
Accounts payable	1,181.0	1,181.0	1,344.2	1,344.2
Current portion of long-term liabilities	159.7	159.7	383.4	383.4
Long-term liabilities	164.2	164.2	1,502.2	1,502.2

	30 June 2003		30 June 2002
	US$ million		US$ million

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets
Cash and cash equivalents	133.6	133.6	195.7	195.7
Accounts receivable	77.7	77.7	110.6	110.6
Investments	64.3	64.3	77.0	77.0
Non-current asset	35.3	35.3	24.4	24.4
Financial liabilities
Accounts payable	151.5	151.5	129.8	129.8
Current portion of long-term liabilities	20.5	20.5	37.0	37.0
Long-term liabilities	21.1	21.1	145.0	145.0

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Accounts receivable, accounts payable and cash and cash equivalents

The carrying amounts approximate fair values due to the short maturity of these instruments.

Investments, non-current asset and long-term liabilities

The fair value of publicly traded instruments is based on quoted market values. The carrying amount of all other instruments approximates fair value due to the nature of the instruments.

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2003

31.	Fair value of financial instruments (continued)

Currency financial instruments

Currency financial instruments remaining at year end are described in the schedule below. It has been decided not to account for these instruments under the hedge accounting rules of International Financial Reporting Standard 39 and accordingly the positions have been marked-to-market through earnings.

	Year ended 30 June

	2004	2005	2006	2007	Total

US dollar/Australian dollar
Forward sales:
Amount (US dollars) — 000	37,500	50,000	50,000	37,500	175,000
Average rate (USD/AUD)	0.4934	0.4934	0.4934	0.4934
Zero cost collar:
Amount (US dollars) — 000	—	37,500	50,000	37,500	125,000
Average downside protection level (USD/AUD)	—	0.5191	0.5191	0.5191
Average upside benefit cap (USD/AUD)	—	0.4289	0.4289	0.4289

The marked-to-market value of the positions in the above table was a gain of R535.6 million (US$68.8 million). The value was based on exchange rates of R/USD7.79 and USD/AUD0.6622 and the prevailing interest rates and volatilities at the time. This gain has been accounted for in the income statement as an unrealised gain on financial instruments.

	Year ended 30 June

	2004	2005	2006	2007	Total

SA rand/US dollar
Forward sales:
Amount (US dollars) — 000	36,000	—	—	—	36,000
Average rate (R/USD)	8.73	—	—	—

During the last quarter of the financial year forward cover of US$36.0 million was purchased to hedge the group’s commitment in respect of the Tarkwa mill and owner mining projects. The marked-to-market value of the position in the above table was a loss of R8.6 million (US$1.1 million). The value was based on exchange rates of R/USD7.79 and the prevailing interest rates and volatilities at the time. This loss has been accounted for in the income statement as an unrealised loss on financial instruments.

32.	Related parties

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last two fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interest or subsidiaries, other than as stated below.

Michael J. Prinsloo, executive vice president, South African operations sits on the board of and owns 40 per cent of Pro-Drilling & Mining (Pty) Ltd., or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with Driefontein Consolidated (Pty) Limited to provide labour, equipment and materials for diamond drilling and core recovery at the Driefontein operation. The contract is valid until terminated upon one month’s written notice by either party. Gold Fields was employing Pro-Drilling prior to Mr Prinsloo’s joining Gold Fields. During F2003 Gold Fields paid Pro-Drilling a total of approximately R1.6 million (2002: R1.3 million). Gold Fields expects to continue its contract with Pro-Drilling during F2004 on similar terms.

Tokyo M.G. Sexwale and Bernard R. van Rooyen, non-executive directors of Gold Fields, are, respectively, the chairman of the board and a director of Mvelaphanda Resources Limited, or Mvela. On 10 July 2002 Gold Fields announced that it had granted Mvela participation rights of a minimum of 5 per cent and a maximum of 15 per cent in any new Gold Fields’ precious metals exploration projects in Africa, beginning 1 March 2002. In consideration for the transaction Mvela will issue to Gold Fields options to subscribe in tranches for linked units, consisting of one ordinary share and one unsecured debenture issued by Mvela, in Mvela at a 10 per cent premium to the five day weighted average trading price on the JSE Securities Exchange South Africa. Mvela will initially issue to Gold Fields options to subscribe for linked units with a value of R10 million. Thereafter, each year Mvela will issue to Gold Fields options to subscribe for linked units with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year.

The terms of the agreement is five years. This transaction was approved by Mvela shareholders on 21 August 2002. In addition, Mvela will be obligated to pay for its proportional share of the costs of any exploration project it elects to participate in.

GFL Mining Services Limited has agreements with Rand Refinery Limited, in which Gold Fields holds a 33.1 per cent interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery and for GFL Mining Service Limited to act as agent for Rand Refinery to sell up to 50 per cent of Gold Fields’ South African production. Gold Fields Ghana Limited and Abosso Goldfields Limited also have an agreement with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines which began in March 2002.

Nicholas J. Holland, who is the chief financial officer and a director of Gold Fields, has been a director of Rand Refinery since 12 July 2000. As a director of GFL Mining Services Limited, which is a wholly-owned subsidiary of Gold Fields, Mr Holland has declared his interest in the contract between Rand Refinery and GFL Mining Services Limited, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFL Mining Services Limited or Gold Fields Ghana Limited. Mr Holland signed the agreement with Rand Refinery on behalf of GFL Mining Services Limited.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favourable to it as arm’s length terms.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past two fiscal years materially indebted to Gold Fields.

33.	Segment reporting

The segment information is shown under the financial summary in the segment report on pages 91.

COMPANY INCOME STATEMENTS

for the year ended 30 June 2003

Figures in millions unless otherwise stated

		South African rand

	Notes	2003	2002

Investment income	1	1,100.0	1,809.0
Other income		2.5	6.9

Profit before exceptional items		1,102.5	1,815.9
New York Stock Exchange listing and associated costs		—	(44.6)
Profit on sale of investments		13.5	—
Write down of investments		—	(2,882.5)

Profit/(loss) before taxation		1,116.0	(1,111.2)
Taxation	2	—	—

Net earnings/(loss)		1,116.0	(1,111.2)

The accompanying notes form an integral part of these financial statements

COMPANY BALANCE SHEETS

at 30 June 2003

Figures in millions unless otherwise stated

		South African rand

	Notes	2003	2002

ASSETS
Non-current asset
Investments	4	8,234.4	8,810.6

Current asset
Accounts receivable		27.7	20.8

Total assets		8,262.1	8,831.4

EQUITY AND LIABILITIES
Capital and reserves
Shareholders’ equity per statement		8,260.2	8,831.5

Current liabilities		1.9	(0.1)

Accounts payable		3.7	1.7
Taxation		(1.8)	(1.8)

Total equity and liabilities		8,262.1	8,831.4

The accompanying notes form an integral part of these financial statements

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

for the year ended 30 June 2003

Figures in millions unless otherwise stated

				Other		Total
	Number of	Ordinary		compre-		share-
	ordinary	share	Share	hensive	Retained	holders’
	shares issued	capital	premium	income	earnings	equity

South African rand
Balance at 30 June 2001	455,836,608	227.9	7 410.3	—	2,280.0	9,918.2
Net loss	—	—	—	—	(1,111.2)	(1,111.2)
Dividends	—	—	—	—	(605.2)	(605.2)
Acquisition of St Ives and Agnew gold mining assets	12,000,000	6.0	561.0	—	—	567.0
Exercise of employee share options	2,685,616	1.3	73.9	—	—	75.2
Share premium written off	—	—	(34.9)	—	—	(34.9)
Mark-to-market of listed investments	—	—	—	22.4	—	22.4

Balance at 30 June 2002	470,522,224	235.2	8,010.3	22.4	563.6	8,831.5
Net income	—	—	—	—	1,116.0	1,116.0
Dividends	—	—	—	—	(1,746.4)	(1,746.4)
Exercise of employee share options	1,842,648	1.0	39.4	—	—	40.4
Share premium written off	—	—	(15.3)	—	—	(15.3)
Mark-to-market of listed investments	—	—	—	47.5	—	47.5
Realised gain on disposal of listed investments	—	—	—	(13.5)	—	(13.5)

Balance at 30 June 2003	472,364,872	236.2	8,034.4	56.4	(66.8)	8,260.2

The accompanying notes form an integral part of these financial statements

COMPANY CASH FLOW STATEMENT

for the year ended 30 June 2003

Figures in millions unless otherwise stated

		South African rand

	Notes	2003	2002

Cash flows from operating activities		(664.2)	1,160.4
Cash generated by/(utilised in) operations	5	2.5	(37.7)
Investment income		1,100.0	1,809.0
Change in working capital	6	(20.2)	(3.8)

Cash generated by operating activities		1,082.3	1,767.5
Tax paid	7	—	(1.9)

Net cash from operations		1,082.3	1,765.6
Dividends paid	8	(1,746.5)	(605.2)

Cash flows from investing activities		31.2	(99.9)

Purchase of investments		—	(99.9)
Proceeds on sale of investments		31.2	—

Cash flows from financing activities		633.0	(1,060.5)

Long-term loans received/(advanced)		592.6	(1,114.0)
Shares issued		40.4	53.5

Net cash outflow		—	—
Cash and cash equivalents at beginning of the year		—	—

Cash and cash equivalents at end of the year		—	—

The accompanying notes form an integral part of these financial statements

COMPANY NOTES TO FINANCIAL STATEMENTS

for the year ended 30 June 2003

Figures in millions unless otherwise stated

		South African rand

		2003	2002

1	Investment income
	Dividends received — unlisted subsidiaries	1,100.0	1,809.0

	Total investment income	1,100.0	1,809.0

2	Taxation
	South African normal taxation
	No taxation has been provided for as the company has estimated losses for taxation purposes of R38.5 million (2002: R39.7 million)
3	Dividends
	2002 Final dividend of 220 cents per share (2001: 40 cents) declared on 31 July 2002 and paid on 21 September 2002	1,038.5	182.5
	2003 Interim dividend of 150 cents per share (2002: 90 cents) declared on 29 January 2003 and paid on 25 February 2003	707.9	422.7

	Total dividends	1,746.4	605.2

4	Investments
	Listed
	Cost	82.7	100.2
	Net unrealised gain on revaluation	56.4	22.4

	Book value	139.1	122.6

	Market value	139.1	122.6

	Unlisted
	Book value	11,071.7	11,071.7

	Total listed and unlisted investments	11,210.8	11,194.3
	Loans received	(2,976.3)	(2,383.7)

	Total investments	8,234.5	8,810.6

	Details of major investments are given on page 90

5	Cash generated by/(utilised in) operations
	Net earnings/(loss)	1,116.0	(1,111.2)
	Investment income
	— Dividends received	(1,100.0)	(1,809.0)

	Earnings/(loss) before tax and investment income	16.0	(2,920.2)
	Non-cash items:
	Profit on sale of investments	(13.5)	—
	Write-down of investments	—	2 882.5

	Total cash generated by/(utilised in) operations	2.5	(37.7)

COMPANY NOTES TO FINANCIAL STATEMENTS

for the year ended 30 June 2003

Figures in millions unless otherwise stated

		South African rand

		2003	2002

6	Change in working capital
	Accounts receivable	(22.2)	(2.3)
	Accounts payable	2.0	(1.5)

	Total change in working capital	(20.2)	(3.8)

7	Tax paid
	Amount (due)/owing at beginning of the year	(1.9)	0.1
	Amount due at end of the year	1.9	1.8

	Total tax paid	—	1.9

8	Dividends paid
	Dividends per statement of shareholders’ equity	1,746.5	605.2

	Total dividends paid	1,746.5	605.2

Major group investments — direct and indirect

							Book value in holding company
					Group
			Shares held		beneficial interest		Shares		Loans

					2003	2002	2003	2002	2003	2002
		Notes	2003	2002	%	%	Rm	Rm	Rm	Rm

Principal subsidiaries
Unlisted
Abosso Goldfields Limited
— Class “A” shares		3	39,394,000	39,394,000	71.1	71.1	—	—	—	—
— Class “B” shares		3	4,266,000	4,266,000	71.1	71.1	—	—	—	—
Agnew Gold Mining Company (Pty) Limited		5	54,924,757	42,538,131	100	100	—	—	—	—
Beatrix Mines Limited		1	96,549,020	96,549,020	100	100	206.8	206.8	—	—
Beatrix Mining Ventures Ltd		1	9,625,001	9,625,001	100	100	236.2	236.2	—	—
Driefontein Consolidated (Pty) Limited		1	1,000	1,000	100	100	—	—	—	—
GFL Mining Services Limited		1	235,676,386	235,676,386	100	100	7,331.7	7,331.7	2,976.3	(2,383.7)
Gold Fields Guernsey Limited		2	4,005	4,005	100	100	—	—	—	—
Gold Fields Ghana Limited		3	711	711	71.1	71.1	—	—	—	—
Kloof Gold Mining Company Limited		1	138,600,000	138,600,000	100	100	3,289.0	3289.0	—	—
Orogen Holdings (BVI) Limited		4	100	100	100	100	—	—	—	—
Oryx Gold Holdings Limited		1	244,311,285	244,311,285	100	100	—	—	—	—
St Ives Gold Mining Company (Pty) Limited		5	164,774,273	127,614,393	100	100	—	—	—	—
Other							8.0	8.0	—	—

Total							11,071.7	11,071.7	2,976.3	(2,383.7)

Other investments
Listed
African Eagle Resources plc			6,903,703	3,703,703	23.3	13.9	—	—	—	—
African Rainbow Minerals Gold Limited			1,872,700	2,272,700	2.0	2.4	—	—	—	—
Avoca Resources Limited			7,500,000	7,500,000	14.9	14.9	—	—	—	—
Chesapeake Gold Corporation			927,200	—	5.6	—	—	—	—	—
Cluff Mining plc			288,000	288,000	1.1	1.1	—	—	—	—
Conquest Mining Limited	— shares		600,000	6,000,000	1.5	5.8	—	—	—	—
	— options		600,000	6,000,000	n/a	n/a	—	—	—	—
Eldorado Gold Corporation	— shares		—	30,479,959	—	17.9	—	—	—	—
	— warrants		—	800,000	—	n/a	—	—	—	—
Glamis Gold Limited			88,128	1,000,200	0.1	6.0	—	—	—	—
Hereward Ventures plc			4,921,018	—	5.1	—	—	—	—	—
JCI Limited	— shares		4,647,107	—	0.3	—	—	—	—	—
	— debentures		1,000,603	—	n/a	—	—	—	—	—
Mvelaphanda Resources
Limited	— options		753,537	—	n/a	—	—	—	—	—
Orezone Resources Inc			2,500,000	—	2.9	—	—	—	—	—
Radius Explorations Limited			1,904,762	1,904,762	6.9	10.6	—	—	—	—
Sino Gold Limited			10,800,000	—	9.6	—	—	—	—	—
Sub Nigel Gold Mining Company Limited			5,000,000	—	11.0	—	—	—	—	—
Western Areas Gold Mining Company Limited			4,212,137	3,748,785	4.0	3.6	—	—	—	—

Notes

1 — Incorporated in the Republic of South Africa

2 — Incorporated in Guernsey

3 — Incorporated in Ghana

4 — Incorporated in the British Virgin Islands

5 — Incorporated in Australia

The interest of Gold Fields Limited in the aggregate amount of the after-taxation profits of its subsidiaries is R2,937.0 million (2002: 3,110.2 million).

Note: Only major investments are listed individually.

Segment report

Financial summary — rand million

			Free State		Ghana
								Corporate	Group
	Driefontein	Kloof	Beatrix	St Helena	Tarkwa	Damang	Australia	and other	Consolidation

Income statement for the year ended 30 June 2003
Revenue	3,810.8	3,447.3	1,973.4	145.3	1,627.1	902.6	1,986.3	—	13,892.8
Operating costs	2,422.0	2,330.3	1,439.6	115.6	938.3	637.1	1,259.4	—	9,142.3
Gold inventory change	38.3	4.3	—	—	16.3	10.1	(59.0)	—	10.0

Operating profit	1,350.5	1,112.7	533.8	29.7	672.5	255.4	785.9	—	4,740.5
Amortisation and depreciation	227.0	221.3	85.7	—	141.2	64.1	510.0	91.6	1,340.9

Net operating profit	1,123.5	891.4	448.1	29.7	531.3	191.3	275.9	(91.6)	3,399.6
Other income/(expenditure)	(10.7)	5.3	(3.8)	7.2	4.2	36.9	468.4	(34.4)	473.1
Normal taxation	273.8	234.5	5.2	27.3	61.2	32.9	51.8	41.9	728.6
Deferred taxation	96.5	52.9	180.7	—	159.4	66.2	133.3	(54.1)	634.9
Exceptional items	(17.1)	(8.6)	(1.0)	123.7	(1.3)	—	8.1	468.0	571.8

Profit after taxation	725.4	600.7	257.4	133.3	313.6	129.1	567.3	354.2	3,081.0

Minority shareholders’ interest	—	—	—	—	(90.6)	(37.3)	—	(0.1)	(128.0)

Net earnings	725.4	600.7	257.4	133.3	223.0	91.8	567.3	354.1	2,953.0

Balance sheet as at 30 June 2003
Total assets	3,326.6	3,498.9	2,024.0	18.9	1,261.6	322.0	3,109.9	5,656.0	19,217.9
Total liabilities (excluding deferred taxation and minority shareholders)	811.8	526.1	209.0	30.4	229.6	122.3	592.1	453.3	2,974.6
— deferred taxation	1,378.4	1,342.7	154.9	—	314.2	(41.9)	338.1	793.2	4,279.6

Capital expenditure — net	572.8	419.7	373.7	—	207.4	14.4	629.4	60.0	2,277.4

Income statement for the year ended 30 June 2002
Revenue	3,833.7	2,987.6	1,934.8	338.6	1,572.9	470.7	1,390.1	—	12,528.4
Operating costs	2,250.3	1,950.8	1,194.9	307.3	1,026.3	294.8	801.5	—	7,825.9
Gold inventory change	(38.3)	(4.3)	—	—	(105.0)	7.5	57.4	—	(82.7)

Operating profit	1,621.7	1,041.1	739.9	31.3	651.6	168.4	531.2	—	4,785.2
Amortisation and depreciation	228.7	128.8	76.4	—	145.1	35.4	263.2	101.3	978.9

Net operating profit	1,393.0	912.3	663.5	31.3	506.5	133.0	268.0	(101.3)	3,806.3
Other income/(expenditure)	(3.9)	5.8	8.3	19.5	8.1	(21.5)	557.6	97.7	671.6
Normal taxation	412.9	233.3	—	—	59.2	10.9	31.9	15.0	763.2
Deferred taxation	88.8	83.3	(25.9)	—	117.2	10.2	237.1	(46.8)	463.9
Exceptional items	(9.9)	—	—	—	—	—	—	(44.6)	(54.5)

Profit/(loss) after taxation	877.5	601.5	697.7	50.8	338.2	90.4	556.6	(16.4)	3,196.3

Minority shareholders’ interest	—	—	—	—	(97.7)	(26.1)	—	—	(123.8)

Net earnings/(loss)	877.5	601.5	697.7	50.8	240.5	64.3	556.6	(16.4)	3,072.5

Balance sheet as at 30 June 2002
Total assets	2,973.6	3,426.1	1,755.7	82.7	1,385.1	314.0	3,654.0	6,780.1	20,371.3
Total liabilities (excluding deferred taxation and outside shareholders)	880.8	644.2	248.7	97.3	302.1	222.4	1,843.1	733.3	4,971.9
— deferred taxation	1,281.9	1,289.8	(25.9)	—	235.9	(131.4)	241.0	845.2	3,736.5

Capital expenditure — net	475.2	337.2	215.4	1.5	80.5	5.5	353.3	91.9	1,560.5

Segment report

Financial summary — US dollars million

			Free State		Ghana
								Corporate	Group
	Driefontein	Kloof	Beatrix	St Helena	Tarkwa	Damang	Australia	and other	Consolidation

Income statement for the year ended 30 June 2003
Revenue	420.2	380.1	217.6	16.0	179.4	99.5	219.0	—	1,531.7
Operating costs	267.0	256.9	158.7	12.7	103.5	70.2	138.9	—	1,008.0
Gold inventory change	4.2	0.5	—	—	1.8	1.1	(6.5)	—	1.1

Operating profit	148.9	122.7	58.9	3.3	74.1	28.2	86.6	—	522.7
Amortisation and depreciation	25.0	24.4	9.4	—	15.6	7.1	56.2	10.1	147.8

Net operating profit	123.9	98.3	49.4	3.3	58.6	21.1	30.4	(10.1)	374.8
Other income/(expenditure)	(1.2)	0.6	(0.4)	0.8	0.5	4.1	51.6	(3.8)	52.2
Normal taxation	30.2	25.9	0.6	3.0	6.7	3.6	5.7	4.6	80.3
Deferred taxation	10.6	5.8	19.9	—	17.6	7.3	14.7	(6.0)	70.0
Exceptional items	(1.9)	(0.9)	(0.1)	13.6	(0.1)	—	0.9	51.6	63.0

Profit after taxation	80.0	66.2	28.4	14.7	34.6	14.2	62.5	39.1	339.7

Minority shareholders’ interest	—	—	—	—	(10.0)	(4.1)	—	—	(14.1)

Net earnings	80.0	66.2	28.4	14.7	24.6	10.1	62.5	39.0	325.6

Balance sheet as at 30 June 2003
Total assets
Total assets	427.0	449.2	259.8	2.4	162.0	41.3	399.2	726.1	2,467.0
Total liabilities (excluding deferred taxation and outside shareholders)	104.2	67.5	26.8	3.9	29.5	15.7	76.0	58.2	381.8
— deferred taxation	176.9	172.4	19.9	—	40.3	(5.4)	43.4	101.8	549.4

Capital expenditure — net	73.5	53.9	48.0	—	26.6	1.8	80.8	7.7	292.3

The above is a geographical analysis presented by location of assets.
Exchange rates applied: Average for year US$1 = R9.07. Rate at year end US$1 = R7.79

Income statement for the year ended 30 June 2002
Revenue	381.1	297.0	192.3	33.7	156.4	43.1	125.3	0.6	1,229.5
Operating costs	223.7	193.9	118.8	30.5	102.0	27.0	72.3	(0.2)	768.0
Gold inventory change	(3.8)	(0.4)	—	—	(10.4)	0.7	5.2	0.7	(8.1)

Operating profit	161.2	103.5	73.5	3.1	64.8	15.4	47.9	0.1	469.6
Amortisation and depreciation	22.7	12.8	7.6	—	14.4	3.2	23.7	11.6	96.1

Net operating profit	138.5	90.7	66.0	3.1	50.3	12.2	24.2	(11.4)	373.5
Other income/(expenditure)	(0.4)	0.6	0.8	1.9	0.8	(2.0)	50.3	13.7	65.8
Normal taxation	41.0	23.2	—	—	5.9	1.0	2.9	0.9	74.9
Deferred taxation	8.8	8.3	(2.6)	—	11.7	0.9	21.4	(3.0)	45.5
Exceptional items	(1.0)	—	—	—	—	—	—	(4.3)	(5.3)

Profit after taxation	87.2	59.8	69.4	5.0	33.6	8.3	50.2	0.1	313.6

Minority shareholders’ interest	—	—	—	—	(9.7)	(2.4)	—	—	(12.1)

Net earnings	87.2	59.8	69.4	5.0	23.9	5.9	50.2	0.1	301.5

Balance sheet as at 30 June 2002
Total assets	287.0	330.7	169.5	8.0	133.7	30.3	352.7	654.5	1,966.4
Total liabilities (excluding deferred taxation and outside shareholders)	85.0	62.2	24.0	9.4	29.2	21.5	177.9	70.9	480.0
— deferred taxation	123.7	124.5	(2.5)	—	22.8	(12.7)	23.3	81.6	360.7

Capital expenditure — net	47.2	33.5	21.4	0.1	8.0	0.5	31.9	10.5	153.1

The above is a geographical analysis presented by location of assets. US dollar figures may not add as they are rounded independently Average for year US$1 = R10.06 except Damang R10.91 and Australia R11.09; group average R10.19. Rate at year end US$1 = R10.36

Operating and financial information by mine

SOUTH AFRICAN OPERATIONS

Driefontein

			Gold produced			Net earnings
					Total
	Tons	Yield			cash costs
Year to 30 June	milled	g/ton	kg	000 oz	US$/oz	SA Rm	US$m

1972-1994	148,365,000	17.9	2,656,796	85,418	n/a	n/a	n/a
1995	5,310,000	10.5	55,777	1,793	192	n/a	n/a
1996	5,023,000	9.5	47,842	1,538	235	n/a	n/a
1997	5,093,000	9.0	46,071	1,481	241	441.9	98.0
1998	5,167,000	9.3	47,927	1,541	236	881.8	180.5
1999	5,466,000	8.5	46,487	1,495	199	15.2	2.5
2000	5,608,000	7.8	43,497	1,398	213	229.5	36.2
2001	6,551,000	6.4	42,031	1,351	184	413.0	54.3
2002	6,587,000	6.3	41,263	1,327	158	877.5	87.2
2003	6,370,000	6.0	38,516	1,238	202	725.4	80.0

Kloof

			Gold produced			Net earnings
					Total
	Tons	Yield			cash costs
Year to 30 June	milled	g/ton	kg	000 oz	US$/oz	SA Rm	US$m

1968-1994	56,430,000	13.4	756,120	24,310	n/a	n/a	n/a
1995	5,077,000	9.2	46,673	1,501	260	n/a	n/a
1996	4,834,000	8.5	40,970	1,317	302	n/a	n/a
1997	4,721,000	8.1	38,187	1,228	308	99.2	21.9
1998	5,180,000	7.7	39,967	1,285	283	(365.4)	(75.0)
1999	4,190,000	10.5	43,965	1,414	205	490.6	81.1
2000	3,936,000	11.0	43,394	1,395	214	199.7	31.5
2001	3,932,000	9.6	37,658	1,211	207	# 222.5	# 29.2
2002	4,657,000	7.4	34,236	1,101	179	601.5	59.8
2003	4,838,000	7.3	35,464	1,140	215	600.7	66.2

#	Includes impairment write-down of R73 million (US$9.6 million).

Free State
Beatrix mine (includes Oryx as from F2000)

			Gold produced			Net earnings
					Total
	Tons	Yield			cash costs
Year to 30 June	milled	g/ton	kg	000 oz	US$/oz	SA Rm	US$m

1985-1994	19,241,000	6.1	116,895	3,758	n/a	n/a	n/a
1995	2,219,000	6.2	13,781	443	199	n/a	n/a
1996	2,351,000	6.4	15,032	483	208	156.0	41.0
1997	2,492,000	6.1	15,257	491	207	208.9	46.2
1998	2,600,000	5.8	15,104	486	212	163.9	33.5
1999	2,658,000	5.5	14,578	469	195	217.7	36.0
2000	3,466,000	6.1	21,034	676	221	366.6	57.8
2001	3,671,000	5.5	20,126	647	207	# (1,432.5)	# (188.2)
2002	4,115,000	4.9	20,367	655	173	697.7	69.4
2003	4,722,000	4.3	20,488	659	229	257.4	28.4

Beatrix and Oryx became one tax entity as from Financial 2000.
#	Includes impairment write-down of R1,558 million (US$205 million).

Oryx mine

			Gold produced			Net earnings
					Total
	Tons	Yield			cash costs
Year to 30 June	milled	g/ton	kg	000 oz	US$/oz	SA Rm	US$m

1985-1994	2,995,000	1.5	4,421	142	n/a	n/a	n/a
1995	105,000	2.0	212	7	n/a	n/a	n/a
1996	4,000	2.3	9	0	n/a	0.9	0.2
1997	573,000	3.2	1,808	58	n/a	36.2	8.0
1998	908,000	5.4	4,934	159	n/a	34.5	7.1
1999	1,071,000	6.3	6,798	219	n/a	(839.6)	(138.8)

Included in Beatrix from F2000.

St Helena mine

			Gold produced			Net earnings
					Total
	Tons	Yield			cash costs
Year to 30 June	milled	g/ton	kg	000 oz	US$/oz	SA Rm	US$m

1951-1994	78,962,000	10.3	812,020	26,107	n/a	n/a	n/a
1995	820,000	6.8	5,568	179	291	n/a	n/a
1996	735,000	6.1	4,477	144	398	(3.7)	(1.0)
1997	900,000	6.4	5,749	185	297	42.8	9.5
1998	1,180,000	6.1	7,250	233	247	30.8	6.3
1999	1,074,000	5.6	6,019	194	258	29.9	4.9
2000	1,056,000	5.2	5,475	176	271	(42.7)	(6.7)
2001	925,000	4.6	4,217	136	307	# (129.2)	# (17.0)
2002	649,000	5.6	3,619	116	257	50.8	5.0
## 2003	217,000	6.3	1,358	44	259	133.3	14.7

##	St Helena’s assets were sold effective 30 October 2002.
#	Includes impairment write-down of R64 million (US$8.5 million).

INTERNATIONAL OPERATIONS

Ghana
Tarkwa mine

			Gold produced			Net earnings
					Total
	Tons	Yield			cash costs
Year to 30 June	milled	g/ton	kg	000 oz	US$/oz	SA Rm	US$m

1994	200,257	6.5	1,294	42	n/a	5.4	1.6
1995	208,252	6.1	1,276	41	326	3.6	1.0
1996	260,698	5.9	1,529	49	311	6.5	1.7
1997	243,352	6.5	1,570	50	320	3.2	0.7
1998	235,000	7.3	1,718	55	286	2.5	0.5
1999	5,024,000	1.3	6,414	206	233	(9.8)	(1.6)
2000	8,017,000	1.1	9,195	296	196	(37.6)	(5.9)
2001	11,667,000	1.2	13,680	440	155	232.0	30.5
2002	14,914,000	1.1	16,920	544	171	338.2	33.6
2003	15,210,000	1.1	16,792	540	194	313.6	34.6

Surface operation from F1999.

Damang mine

			Gold produced			Net earnings
					Total
	Tons	Yield			cash costs
Year to 30 June	milled	g/ton	kg	000 oz	US$/oz	SA Rm	US$m

# 2002	1,951,000	2.3	4,397	141	200	90.4	8.3
2003	4,877,000	1.9	9,305	299	243	129.1	14.2

#	For the 5 months ended 30 June

Australia
St Ives mine

			Gold produced
					Total	Total
	Tons	Yield			cash costs	cash costs
Year to 30 June	milled	g/ton	kg	000 oz	US$/oz	AUS$ oz

# 2002	3,398,000	3.1	10,602	341	160	302
2003	5,486,000	2.9	15,966	513	188	323

#	For the 7 months ended 30 June

Agnew mine

			Gold produced
					Total	Total
	Tons	Yield			cash costs	cash costs
Year to 30 June	milled	g/ton	kg	000 oz	US$/oz	AUS$ oz

# 2002	682,000	3.8	2,569	83	232	434
2003	1,268,000	3.5	4,466	144	255	437

#	For the 7 months ended 30 June

St Ives/Agnew

	Net earnings

Year to 30 June	SA Rm	US$m	AUS$m

# 2002	556.6	50.2	94.7
2003	567.3	62.5	107.2

#	For the 7 months ended 30 June

Shareholders’ information

Analysis of shareholders’ information at 30 June 2003

	Number of	% of total	Number of	% of shares
Size of holding	shareholders	shareholders	shares	issued

1 — 5,000	22,111	94.02	9,022,470	1.91
5,001 — 10,000	449	1.91	3,256,187	0.69
10,001 +	957	4.07	460,086,215	97.40
Total	23,517	100	472,364,872	100

Diary
Financial year-end	30 June
Annual general meeting	18 November 2003
Quarterly reports	January, April, August, November

Shareholder spread and beneficial ownership as at 30 June 2003
To the best knowledge of the directors and after reasonable enquiry, the spread of shareholders and those shareholders beneficially holding, directly or indirectly, in excess of 3 per cent of the issued shares was as follows:

	Number of	Percentage
	shares	holding

Anglo American plc	98,467,758	20.9
Old Mutual Group	28,915,943	6.1
Public Investment Commissioner	23,180,616	4.9
Sanlam Group	15,146,845	3.2
Fidelity Management and Research	15,123,373	3.2
Other shareholders	291,106,115	61.6
Directors	424,222	0.1

Notice of meeting

Notice is hereby given that the annual general meeting of shareholders of Gold Fields Limited will be held at 24 St Andrews Road, Parktown, Johannesburg, on Tuesday, 18 November 2003 at 09:00 to

•	consider and adopt the financial statements for the year ended 30 June 2003;

•	re-elect Mr J M McMahon, B R van Rooyen, C I von Christierson and A J Wright as directors;

•	place the unissued shares under the control of the directors;

•	authorise the directors to issue shares for cash;

•	purchase its own shares; and

•	consider and, if approved, pass the attached resolutions, as special resolutions with or without modification.

•	Consider and, if approved, pass the attached resolutions, as ordinary resolutions with or without modification.

Shareholders are invited to attend the meeting.

Special resolution number 1
“Resolved that the directors be authorised, up to and including the date of the following annual general meeting, to approve:

•	the purchase of its own shares by the company;

•	any of the company’s subsidiaries acquiring shares in the company or any holding company of the company’s and

•	the purchase of shares by the company in any holding company of the company;

Provided that:

•	the general authority shall not extend beyond 15 months from the date of this resolution;

•	the general authority to purchase be limited to a maximum of 20% of the relevant company’s issued share capital of that class at the time the authority is granted; and

•	purchases must not be made at a price more than ten per cent above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was agreed.”

Explanatory note on special resolution number 1
The special resolution is proposed to enable the directors, up to and including the date of the following annual general meeting, to approve the purchase of its own shares by the company, for any of the company’s subsidiaries to acquire shares in the company or any holding company of the company’s and the purchase of shares by the company in any holding company of the company, provided that the general authority shall not extend beyond 15 months from the date of this resolution, the general authority to purchase be limited to a maximum of 20% of the relevant company’s issued share capital of that class at the time the authority is granted and purchases will not be made at a price more than ten per cent above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was agreed.

The effect of the special resolution will be that the directors, will, up to and including the date of the following annual general meeting, be entitled to approve the purchase by the company of its own shares, any of the company’s subsidiaries will be able to acquire shares in the company or any holding company of the company’s and the purchase of shares by the company in any holding company of the company, provided that the general authority shall not extend beyond 15 months from the date of this resolution, the general authority to purchase be limited to a maximum of 20% of the relevant company’s issued share capital of that class at the time the authority is granted and purchases will not be made at a price more than ten per cent above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was agreed.

It is the intention of the board of directors that they may use such authority should prevailing circumstances, including, inter alia, market conditions, in their opinion warrant it. This opinion, in considering the effect of such acquisition of shares will ensure for a period of 12 months after the date of the notice of the annual general meeting;

•	the company and the group will be able, in the ordinary course of business, to pay its debts;

•	the consolidated assets of the company and the group, fairly valued will be in excess of the consolidated liabilities of the company and the group;

•	the company and the group will have adequate capital and reserves;

•	the working capital of the company and the group will be adequate for at least 12 months’ operations.

Ordinary resolution number 1
“Resolved that, the entire authorised but unissued share capital of the company from time to time be placed under the control of the directors of the company, after setting aside so many shares as may be required to be allotted and issued by the company in terms of the GF Management Incentive Scheme and the GF Non-executive Director Share Plan, until the next annual general meeting with the authority to allot and issue all or part thereof in their discretion, subject to section 221 and 222 of the Companies Act, 61 of 1973, as amended and the listings requirements of the JSE Securities Exchange South Africa.”

Ordinary resolution number 2
“Resolved that, pursuant to the articles of association of the company, the directors of the company be and are hereby authorised until the forthcoming annual general meeting of the company (whereupon this authority shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond 15 (fifteen) months of the date of this meeting), to allot and issue ordinary shares for cash subject to the listings requirements of the JSE Securities Exchange South Africa (“JSE”) and subject to the Companies Act, 61 of 1973, as amended on the following basis:

(a) the allotment and issue of ordinary shares for cash shall be made only to persons qualifying as public shareholders as defined in the listings requirements of the JSE and not to related parties;

(b) the number of ordinary shares issued for cash from time to time shall not in the aggregate in any one financial year of the company exceed 15% (fifteen per cent) of the company’s issued ordinary shares. The number of ordinary shares which may be issued for cash shall be based on the number of ordinary shares in issue at the date of the application, less any ordinary shares issued by the company during the current financial year, provided that any ordinary shares to be issued for cash pursuant to a rights issue (announced and irrevocable and underwritten) or acquisition (concluded up to the date of application) may be included as though they were shares in issue at the date of application;

(c) the maximum discount at which ordinary shares may be issued for cash is 10% (ten per cent) of the weighted average traded price on the JSE of those ordinary shares over the 30 (thirty) days prior to the date that the price of the issue is determined or agreed by the directors of the company; and

(d) after the company has issued shares for cash which represents, on a cumulative basis within a financial year, 5 per cent (five per cent) or more of the number of shares in issue prior to that issue, the company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the company.”

In terms of the listings requirements of the JSE, a 75% (seventy five per cent) majority is required of votes cast by the shareholder present or represented by proxy at the general meeting to approve the resolution regarding the waiver of pre-emptive rights.

A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company. Proxy forms must reach the registered office, or the London secretaries, or the Johannesburg or London transfer office of the company at least 24 hours before the time of the meeting.

By order of the directors

C Farrel
Corporate secretary
Johannesburg	8 September 2003

PROXY FORM

I/we		(Name in block letters)

of		(Address in block letters)

being a shareholder(s) of Gold Fields Limited

hereby appoint	of

or, failing him/her,	of

or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and, on a poll vote on my/our behalf at the annual general meeting of shareholders of Gold Fields Limited to be held on Tuesday, 18 November, 2003 at 09:00, and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:

	For	Against	Abstain

1. Adoption of financial statements

2. To elect

2.1 Mr J M McMahon as a director.

2.2 Mr B R van Rooyen as a director.

2.3 Mr C I von Christierson as a director.

2.4 Mr A J Wright as a director.

3. To place the unissued shares under the control of the directors.

4. To authorise the directors to issue shares for cash.

5. Authorise the company to acquire its own shares and shares in any holding company of the company and for any of the company’s subsidiaries to acquire shares in the company.

A shareholder entitled to attend and vote at the meting may appoint a proxy or proxies to attend, speak and on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.

Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Please indicate with an “X” in the appropriate spaces above how you wish your votes to be cast. If you return this form duly signed without any specific directions, the proxy will vote or abstain at his discretion.

Signed at	on	2003

Name in block letters

Signature

Assisted by me (where applicable)

This proxy form is not for use by holder of American Depositary Receipts issued by the Bank of New York

PROXY FORM

Notes

1.	A form of proxy is only to be completed by those shareholders who are:

•	- holding shares in certified form; or

•	- recorded on sub-register electronic form in “own name”.

2.	All other beneficial owners who have dematerialised their shares through a Central Securities Depository Participant (“CSDP”) or broker and wish to attend the annual general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

3.	A signatory/ies to the Proxy Form may insert the name of a proxy or the name of an alternative proxy in the blank spaces provided with or without deleting “the chairman of the meeting”, but any such deletion must be initialled by the signatory/ies. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person at the meeting whose name appears first on the list of names above, shall be the validly appointed proxy for the shareholder at the meeting.

4.	A shareholder’s instructions to the proxy must be indicated in the appropriate blocks provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy or to cast all those votes in the same way, but the total of that shareholder’s votes cast and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the meeting as such proxy deems fit in respect of all that shareholder’s votes exercisable at that meeting.

5.	Any alteration or correction made to this Proxy Form must be initialed by the signatory/ies.

6.	Documentary evidence establishing the authority of a person signing this Proxy Form in a responsible capacity must be attached to this Proxy Form unless previously recorded by the company.

7.	When there are joint holders of shares, any one holder may sign the Proxy Form.

8.	A married woman still subject to her husband’s marital power must be assisted by him (if applicable).

9.	The completion and lodging of this Proxy Form will not preclude the shareholder who grants this proxy form attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

10.	Completed Proxy Forms should be returned to the registered office or the London secretaries or one of the transfer office of the company at either of the addresses given below by no later than 09:00 local time (in the country concerned) on Friday, 14 November 2003.

Transfer offices
South Africa
Computershare Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: 27 11 370-5000
Fax: 27 11 370-5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England

Administration and corporate information

Corporate Secretary
Cain Farrel
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered office
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Telephone: (+27)(11) 644 2400
Facsimile: (+27)(11) 484 0626

London office
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Telephone: (+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989

American Depositary
Receipts Transfer Agent

Bank of New York
Shareholder Relations
PO Box 11258
New York, NY10286 — 1258

US toll-free telephone: (1)(888)269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN — ZAE 000018123

Investor relations
South Africa
Willie Jacobsz
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

Nerina Bodasing
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America
Cheryl A Martin
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com

Transfer Secretaries
South Africa
Computershare Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
Telephone: +27 (11) 370 5000
Facsimile: +27 (11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

Website
http://www.goldfields.co.za
http://www.gold-fields.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 03 November 2003

By:
	Name:	Mr W J Jacobsz
	Title:	Senior Vice President: Investor
Relations and Corporate Affairs